
10012996

LOWEST COST PRODUCER
MAKING EVERY CENT COUNT



2010 ANNUAL REPORT AND FORM 10-K

LETTER TO OUR SHAREHOLDERS

America, "The Land of Opportunity," remains the most desirable place to live and work on the planet. Many of the same principles that have made America a great country have been applied to make Eagle Materials a great company. It boils down to giving people the opportunity to excel ("freedom") and, at Eagle, to trusting in our employees' capacity to "do the right thing." Our culture has enabled Eagle to come out of these difficult times with strong market positions and in solid financial condition.

Eagle People and Culture

We enjoy a culture of trust at Eagle that respects the dignity and contribution of every employee. A culture of trust, built upon clear principles and expectations, enables employees to make decisions and take actions faster than they otherwise might, and to more quickly gain the kinds of experiences that open doors for even greater responsibility. Trust flows both ways between two individuals and, once realized, creates ever-increasing autonomy and freedom.

The commitment to our people, processes and equipment is the driving force behind the achievement of our enviable low delivered cost positions.

Great people make great decisions, and Eagle is blessed with great people. Great organizations are a magnet for those individuals who will perpetuate the organization's greatness. The next generation of highly qualified Eagle people is already in place. Humility is also important and at Eagle professional satisfaction hinges on a sense of accomplishment rather than seeking the limelight. Working relationships are developed on the strength of professional impact and on personal candor rather than hierarchical status. Ultimately, this leads to a personal commitment to creating and maintaining excellent, low cost operations, versus compliance with a multitude of bureaucratic rules.

Lowest Cost Producer

At Eagle we remain committed to watching our pennies, nickels and dimes closely and to making every cent count. We make money the "old fashioned way" by not spending it frivolously in the first place, and then by investing it wisely. Wise investment includes making maintenance of our plants in like-new condition a top priority. We know that it is impossible to have extremely high levels of operational efficiency with unreliable, worn-out equipment. The commitment to our people, processes and equipment is the driving force behind the achievement of our enviable low delivered cost positions.

Commitment to Sustainability

Our operating strategy to be the lowest cost producer of each and every product we make is also fully aligned with our commitment to sustainability. In fact, our strategy and our sustainability intentions are, arguably, coincident.

We are intent on maximizing the societal benefits of the products we make while minimizing the size of the environmental footprint that is required to do so. In simplest terms, we achieve our status as the lowest cost producer by innovating to use fewer resources than others to make the same commodities — specifically, less energy, less paper, less gypsum and less waste than other producers.

And through relentless and continuous improvement we use fewer resources today than we did ourselves just a few years ago. We are proving it is possible to prudently meet the needs of the present through the more sustainable use of natural resources and to do so in ways that will create demonstrable future benefits.

We are gratified to have received recognition this year for our work in the area of use of alternative fuels from recycled waste streams to heat cement kilns; in fact, our Texas Lehigh operations were recognized as a 2010 Texas Environmental Excellence Award winner for their pioneering work in this area. I like the terms used by the Texas Commission on Environmental Quality in selecting Texas Lehigh for this award: INNOVATIVE, BENEFICIAL, MEASURABLE, EDUCATIONAL, COOPERATIVE EFFORT and EXCEPTIONAL. These terms describe Texas Lehigh "to a tee."

Operational Success

We realize that the building materials and construction products businesses are highly cyclical. We also know that strategic decisions made during the up-cycles impact operational results in the down-cycles and vice-versa. Throughout this "great recession" Eagle has been able to strengthen its balance sheet and maintain an extremely low interest expense burden, and has also done so without the need to dilute shareholders to cover any top-of-cycle poor investment decisions.

We are proving it is possible to prudently meet the needs of the present through the more sustainable use of natural resources and to do so in ways that will create demonstrable future benefits.

Creating shareholder value without taking some risk is not possible, but those risks need to be measurable, minimal and thoroughly vetted. To assure a proper return requires patience, and we have an abundance of the patience required to maximize return on equity, and our results prove that Eagle leads all peers.

While our fiscal year financial results do not reflect the earnings potential of Eagle Materials, they do reflect the results of our



relentless efforts at continuously improving our low cost producer position. Here are just a few examples. In slightly over one year our new Georgetown, South Carolina, wallboard plant has already become the lowest cost wallboard plant in our system and the premier low-cost wallboard operation for our industry. Our new management team at Mountain Cement in Laramie, Wyoming, has achieved significant operational improvement with minimal capital, far less capital than would normally be expected, which will position these operations for even greater profitability as the market rebounds. And our paperboard plant at Lawton, Oklahoma, continues to adapt to changing market conditions with alternative products to offset the slowdown in demand for gypsum

Industry sales volumes for both wallboard and cement experienced a year over year increase in March for the first time in four years.

linerboard. These alternative products were considered virtually impossible to produce on our machine, but our outstanding engineers have been able to successfully expand the machine functionality at the time it was most needed.

Outlook

While our outlook for U.S. construction activity remains tepid, we are beginning to see signs of some recovery in the building materials and construction products business. For example, industry sales volumes for both wallboard and cement experienced a year over year increase in March for the first time in four years. And funds from the stimulus bill passed in 2009 are finally beginning to work their way into cement-intensive projects. While we anticipate a slight improvement in sales volumes across both of our businesses in calendar 2010, we believe the U.S. construction recovery will slowly materialize throughout calendar 2010, slightly lagging the overall general economic recovery.

In the past, the construction industry has led our nation out of a recession. This is because Washington positively reacted to the need for job opportunities, helping all Americans attain the dignity they deserve and should expect. Job opportunities were created through investment in America, either directly through improving a dilapidated infrastructure system or indirectly through investment tax credits targeted at growth on America soil. These actions created job opportunities and dignity for America's greatest asset, its people. We hope that Washington will follow these time tested principles as it considers ways to keep the recovery on track.

In closing, during fiscal 2011 we plan on making every cent count toward improving Eagle Materials' economic and social prosperity, thus increasing shareholder and community value. We trust our people and our shareholders can trust us to do the right thing.

Sincerely,



Steven R. Rowley
President and
Chief Executive Officer



Laurence E. Hirsch
Chairman

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC Mail Processing
Section
JUN 28 2010
Washington, DC
193

FORM 10-K

ANNUAL REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the Fiscal Year Ended
March 31, 2010

Commission File No. 1-12984

EAGLE MATERIALS INC.
(Exact name of registrant as specified in its charter)

Delaware
(State of Incorporation)

75-2520779
(I.R.S. Employer Identification No.)

3811 Turtle Creek Blvd, Suite 1100, Dallas, Texas 75219
(Address of principal executive offices)

(214) 432-2000
(Registrant's telephone number)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock (par value $.01 per share)	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES [x] NO [ ]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES [ ] NO [x]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [x] NO [ ]

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES [ ] NO [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See definition of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):
[x] Large accelerated filer [ ] Accelerated filer
[ ] Non-accelerated filer (Do not check if a smaller reporting company) [ ] Smaller reporting company

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES [ ] NO [x]

The aggregate market value of the voting stock held by nonaffiliates of the Company at September 30, 2009 (the last business day of the registrants' most recently completed second fiscal quarter) was approximately $1.067 billion.

As of May 21, 2010, the number of outstanding shares of common stock was:

Class	Outstanding Shares
Common Stock, $.01 Par Value	43,881,188

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Proxy Statement for the Annual Meeting of Stockholders of Eagle Materials Inc. to be held on August 5, 2010 are incorporated by reference in Part III of this Report.

TABLE OF CONTENTS

PART I

ITEM 1. BUSINESS

OVERVIEW

Eagle Materials Inc. (the "Company" or "EXP" which may be referred to as "we", "our" or "us") was founded in 1963 as a building materials subsidiary of Centex Corporation ("Centex"), and we operated as a public company under the name Centex Construction Products, Inc. from April 1994 to January 30, 2004, at which time Centex completed a tax free distribution of its shares in EXP to its shareholders (the "Spin-off"). Since the date of the Spin-off, we have no longer been affiliated with Centex. Our primary businesses are the manufacture and distribution of gypsum wallboard and the manufacture and sale of cement. Gypsum wallboard is distributed throughout the U.S. with particular emphasis in the geographic markets nearest to our production facilities. We sell cement in four regional markets, including northern Nevada and California, the greater Chicago area, the Rocky Mountain region and central Texas. Our gypsum wallboard business is supported by our recycled paperboard business, while our cement business is supported by our concrete and aggregates business. At March 31, 2010, we operated four gypsum wallboard plants (five board lines), four cement plants (six kilns, one of which belongs to our joint venture company), one recycled paperboard plant, nine concrete batching plants and two aggregates facilities. We have one gypsum wallboard plant, with one board line, which was temporarily idled beginning in December 2009.

Our products are commodities that are essential in the construction and renovation of houses, roads, bridges, commercial and industrial buildings and other, newer generation structures like wind farms. Demand for these products is generally cyclical, depending on economic and other geographic factors. Our operations are geographically diverse, which subject us to the economic conditions in each such geographic market as well as the national market. General economic downturns or localized downturns in the regions where we have operations could have a material adverse effect on our business, financial condition and results of operations. Our gypsum wallboard and paperboard operations are more national in scope and shipments are made throughout the continental U.S., except for the northeast, and therefore are more impacted by national downturns. The markets of our cement companies are more regional due to the low value-to-weight ratio of cement, which generally limits shipments to a 150 mile radius of the plants by truck and up to 300 miles by rail. Concrete and aggregates are primarily local businesses that serve the areas immediately surrounding Austin, Texas and north of Sacramento, California. Cement, concrete and aggregates demand may fluctuate more widely than gypsum wallboard because local and regional markets and economies may be more sensitive to changes than the national market, as well as increased seasonal impact due to adverse weather.

While each of our segments has been impacted by the economic downturn, the impact has been different for each segment. Gypsum wallboard, which is a national business, has been negatively impacted by the decrease in new home starts throughout the United States, as well as the decline in commercial construction. Utilization of our gypsum wallboard manufacturing facilities, including our idled Bernalillo plant, declined to approximately 50% during fiscal year 2010, which also adversely impacted our recycled paperboard business. Recycled paperboard division earnings declined due to the decrease in sales of higher margin gypsum paper; however, the impact of the decrease in gypsum paper sales was partially offset by efficiency improvements that reduced the amount of natural gas and fiber used in the production process. While we expect the residential housing market to improve slightly in fiscal 2011, we do not expect this improvement to materially increase industry utilization.

Nationally, cement consumption in the United States declined to 77.8 million short tons in calendar 2009 as compared to 106.4 million short tons in calendar 2008, while imports declined to 10% of total cement consumption in calendar 2009 as compared to 12% in calendar 2008. The American Recovery and Reinvestment Act, a stimulus package passed by the United States Congress in February 2009, is expected to provide an increase in demand for cement during calendar 2010, as many of the projects undertaken in response to the law are expected to be engineered, designed, approved and funded.

Our goal, through relentless and disciplined continuous improvement, is to be the lowest cost producer in each of the markets in which we compete. As such, we will continue to focus on reducing costs and improving our operations, recognizing that being the lowest cost producer is a key to our success. We will also continue to focus on expansion through acquisition or expansion of existing facilities that provide an appropriate return on investment and increased profitability for our shareholders.

INDUSTRY SEGMENT INFORMATION

While our businesses are separated into four segments, these four segments are generally related to two businesses, and therefore the segments are discussed as follows: Gypsum Wallboard and Recycled Paperboard, and Cement and Concrete and Aggregates. A description of these business segments can be found on pages 2-12.

We conduct one of our four cement plant operations through a joint venture, Texas Lehigh Cement Company LP, which is located in Buda, Texas. We own a 50% interest in the joint venture and account for our interest using the equity method of accounting. However, for segment reporting purposes, we proportionately consolidate our 50% share of the cement joint venture's revenues and operating earnings, which is consistent with the way management organizes the segments within the Company for making operating decisions and assessing performance. Revenues from external customers, operating earnings, identifiable assets, depreciation, depletion and amortization, and capital expenditures by segment are presented in Note (E) of the Notes to the Consolidated Financial Statements on pages 49-52.

GYPSUM WALLBOARD AND RECYCLED PAPERBOARD OPERATIONS

Company Operations

Gypsum Wallboard. We currently own five gypsum wallboard manufacturing facilities, comprising six board lines; however, we temporarily idled our gypsum manufacturing facility in Bernalillo, N.M. beginning in December 2009, due to low demand. We expect to re-open this facility when business conditions improve. There are four primary steps in the gypsum wallboard manufacturing process: (1) gypsum is mined and extracted from the ground (or, in the case of synthetic gypsum, received from a power generation company); (2) the gypsum is then calcined and converted into plaster; (3) the plaster is mixed with various other materials and water to produce a mixture known as slurry, which is extruded between two continuous sheets of recycled paperboard on a high-speed production line and allowed to harden; and (4) the sheets of gypsum wallboard are then cut to appropriate lengths, dried and bundled for sale. Gypsum wallboard is used to finish the interior walls and ceilings in residential, commercial and industrial structures.

The following table sets forth certain information regarding our plants:

Location	Annual Gypsum Wallboard Capacity (MMSF)[1]	Estimated Minimum Gypsum Rock Reserves (years)[2]	Estimated Gypsum Reserves (million tons)
Albuquerque, New Mexico	450	50+[3][4]	37[3]
Bernalillo, New Mexico[8]	525	50+[3][4]	37[3]
Gypsum, Colorado	725	24[5]	16
Duke, Oklahoma	1,300	20[5][6]	17
Georgetown, South Carolina	750	58[7]	-[7]
Total	3,750		

[1] Million Square Feet ("MMSF"), subject to anticipated product mix.
[2] At 100% capacity utilization.
[3] The same reserves serve both New Mexico plants.
[4] Includes mining claims and leased reserves.
[5] Includes both owned and leased reserves.
[6] We anticipate that additional reserves would be available on satisfactory terms, if required.
[7] We have a sixty year supply agreement with Santee Cooper for synthetic gypsum.
[8] This plant was temporarily idled beginning in December 2009.

Our gypsum wallboard production totaled 1,732 MMSF in fiscal 2010 and 2,149 MMSF in fiscal 2009. Total gypsum wallboard sales were 1,750 MMSF in fiscal 2010 and 2,102 MMSF in fiscal 2009. Total wallboard production as a percentage of current rated capacity was approximately 50% in fiscal 2010 and 60% in fiscal 2009. Our operating rates were consistent with industry average capacity utilization in both fiscal 2010 and fiscal 2009.

Recycled Paperboard. Our recycled paperboard manufacturing operation, which we refer to as Republic Paperboard Company ("Republic"), was acquired in November 2000 and is located in Lawton, Oklahoma. Our paperboard operation has a highly technologically advanced paper machine designed primarily for gypsum liner production. The paper's uniform cross-directional strength and finish characteristics facilitate the efficiencies of new high-speed wallboard manufacturing lines. Although the machine was designed primarily to manufacture gypsum liner products, we are also able to manufacture alternative products, including containerboard grades (such as linerboard and medium) and lightweight packaging grades (such as bag liner). In addition, recycled industrial paperboard grades (tube/core stock and protective angle board) are produced to maximize manufacturing efficiencies.

Our paper machine allows the paperboard operation to manufacture high-strength gypsum liner that is approximately 10-15% lighter in basis weight than generally available in the U.S. The low-basis weight product utilizes less recycled fiber to produce paper that, in turn, absorbs less moisture during the gypsum wallboard manufacturing process resulting in reduced drying time and energy (natural gas) usage. The low-basis weight paper also reduces the overall finished board weight, providing wallboard operations with more competitive transportation costs -- both the inbound and outbound segments.

Raw Materials and Fuel Supplies

Gypsum Wallboard. We mine and extract natural gypsum rock, the principal raw material used in the manufacture of gypsum wallboard, from mines and quarries owned, leased or subject to mining claims owned by the Company and located near our plants. We also use synthetic gypsum at our Georgetown, South Carolina plant that we obtain through a supply agreement with Santee Cooper, a South Carolina utility company. Two leases cover the New Mexico reserves; one with the Pueblo of Zia and the second with the State of New Mexico. Gypsum ore reserves at the Gypsum, Colorado plant are contained within a total of 115 placer claims encompassing 2,300 acres. We also hold mineral rights on an additional 108 unpatented mining claims where mineral rights can be developed upon completion of permitting requirements. We currently own land with over 14 million tons of gypsum in the area of Duke, Oklahoma, with an additional 3 million tons controlled through a lease agreement. All of the gypsum reserves are deemed to be probable under the definition provided by Industry Guide 7. Other gypsum deposits are located near the plant in Duke, which we believe may be obtained at reasonable cost when needed. We are currently in the third year of a sixty year supply agreement (original twenty year term with two twenty year extension options) with a public utility in South Carolina for our synthetic gypsum. Based on the size of the power plant, it is anticipated that the power plant will produce adequate gypsum for the foreseeable future to satisfy our operating needs. If the utility is unable to provide the agreed-upon amount of gypsum, it is responsible for providing gypsum from a third party to fulfill its obligations.

Through our modern low cost paperboard mill we manufacture sufficient quantities of paper necessary for our gypsum wallboard production. Paper is a significant cost component in the manufacture of gypsum wallboard, currently representing approximately one-third of our cost of production.

Our gypsum wallboard manufacturing operations use large quantities of natural gas and electrical power. A significant portion of the Company's natural gas requirements for our gypsum wallboard plants are currently provided by four gas producers under gas supply agreements expiring in March 2011 for Colorado, and New Mexico and May 2011 for Oklahoma and South Carolina. If the agreements are not renewed, we expect to be able to obtain our gas supplies from other suppliers at competitive prices. Electrical power is supplied to our New Mexico plants at standard industrial rates by a local utility. Our Albuquerque plant utilizes an interruptible power supply agreement, which may expose it to some production interruptions during periods of power curtailment. Power for our Gypsum, Colorado facility is generated at the facility by a cogeneration power plant that we own. Currently, the cogeneration power facility supplies power and waste hot gases for drying to the gypsum wallboard plant. We do not sell any power to third parties. Gas costs represent approximately 15% of our production costs.

Recycled Paperboard. The principal raw materials are recycled paper fiber (recovered waste paper), water and specialty paper chemicals. The largest waste paper source used by the operation is old cardboard containers (known as OCC). A blend of high grades (white papers consisting of ink-free papers such as news blank and unprinted papers) is used in the facing paper to produce a white product with customer-desired properties.

We believe that an adequate supply of OCC recycled fiber will continue to be available from sources located within a 600 mile radius of the paper mill. The majority of the recycled fiber purchased is delivered via truck, with occasional limited amounts received by rail. Prices are subject to market fluctuations based on generation of material (supply), demand and the presence of the export market. The current outlook for fiscal year 2011 is for waste paper prices to increase, on average, over the wastepaper prices in fiscal 2010, especially during the first six months of fiscal 2011. Current customer contracts include price escalators that partially offset/compensate for changes in raw material fiber prices.

The chemicals used in the paper making operation, including size, retention aids, dry strengths additives, biocides and bacteria controls, are readily available from several manufacturers at competitive prices. We are under a contractual agreement with our current supplier through June 2010.

The manufacture of recycled paperboard involves the use of large volumes of water in the production process. The mill uses water provided under an agreement with the City of Lawton, Oklahoma municipal services. Electricity, natural gas and other utilities are available to us at either contracted rates or standard industrial rates in adequate supplies. These utilities are subject to standard industrial curtailment provisions. In the event that a natural gas curtailment or unfavorable pricing condition should occur, the Lawton mill is equipped to use fuel oil as an alternative fuel in the No.1 boiler.

Paperboard operations are generally large consumers of energy, primarily natural gas and electricity. During fiscal 2010, natural gas pricing was relatively flat with only small increases resulting from increased transportation costs. If natural gas prices were to increase, they would negatively impact fiscal 2011 production costs and operating earnings. The paper mill is subject to an electricity supply agreement with Public Service of Oklahoma (PSO); however, this power company has a large dependency on natural gas, which impacts our electricity rates.

Sales and Distribution

Gypsum Wallboard. The principal sources of demand for gypsum wallboard are (i) residential construction, (ii) repair and remodeling, (iii) non-residential construction, and (iv) other markets such as exports and manufactured housing, which we estimate accounted for approximately 37%, 52%, 10% and 1%, respectively, of calendar 2009 industry sales. The gypsum wallboard industry remains highly cyclical; and closely follows construction industry cycles, particularly housing construction. Also, demand for wallboard can be seasonal and is generally greater from spring through the middle of autumn.

We sell gypsum wallboard to numerous building materials dealers, gypsum wallboard specialty distributors, lumber yards, home center chains and other customers located throughout the United States. Gypsum wallboard is sold on a delivered basis, mostly by truck. We generally utilize third-party common carriers for deliveries. Two customers with multiple shipping locations accounted for approximately 20% of our total gypsum wallboard sales during fiscal 2010. The loss of these customers could have a material adverse effect on the financial results of the gypsum wallboard segment.

Although gypsum wallboard is distributed principally in regional areas, certain industry producers (including the Company) have the ability to ship gypsum wallboard by rail outside their usual regional distribution areas to regions where demand is strong. We own or lease 140 railcars for transporting gypsum wallboard. In addition, in order to facilitate distribution in certain strategic areas, we maintain a distribution center in Albuquerque, New Mexico and two reload yards in California. Our rail distribution capabilities permit us to service customers in markets on both the east and west coasts. During fiscal 2010, less than 5% of our sales volume of gypsum wallboard was transported by rail. Equipment availability for both rail and truck shipments is expected to remain consistent during fiscal 2010.

There are eight manufacturers of gypsum wallboard in the U.S. operating a total of approximately 65 plants. We estimate that the three largest producers - USG Corporation, National Gypsum Company and Koch Industries - account for approximately 60% of gypsum wallboard sales in the U.S. Due to the commodity nature of the product, competition is based principally on price, which is highly sensitive to changes in supply and demand. Product quality and customer service are also important to the customer.

Currently, wallboard production capacity in the United States is estimated at approximately 35 billion square feet per year, which is consistent with production capacity in 2005. Since 2005, approximately 6 billion feet of new manufacturing capacity has been added to the market, which has been offset by the closing of older production facilities. No new capacity is expected to be added during calendar year 2010. The Gypsum Association, an industry trade group, estimates that total calendar 2009 gypsum wallboard shipments by U.S. manufacturers were approximately 18.1 billion square feet, resulting in average industry capacity utilization in calendar 2009 of approximately 50%.

Recycled Paperboard. Our manufactured recycled paperboard products are sold primarily to gypsum wallboard manufacturers. During fiscal 2010, approximately 34% of the recycled paperboard sold by the paper mill was consumed by the Company's gypsum wallboard manufacturing operations, approximately 15% was sold to CertainTeed, pursuant to a paper supply contract (the "CertainTeed Agreement"), and the remainder was shipped to containerboard and other manufacturers. The existing CertainTeed Agreement was originally entered into by Republic Paperboard and James Hardie Gypsum, Inc. in 1999; however, the James Hardie North American gypsum wallboard operations were acquired by BPB Gypsum, whose operations were then purchased during fiscal 2006 by St. Gobain. St. Gobain's North American operations conduct business under the CertainTeed trade name. The loss of CertainTeed as a customer or a termination or reduction of CertainTeed's production of gypsum wallboard, unless replaced by a commercially similar arrangement, could have a material adverse effect on the Company.

Environmental Matters

Gypsum Wallboard. The gypsum wallboard industry is subject to numerous federal, state and local laws and regulations pertaining to health, safety and the environment. Some of these laws, such as the federal Clean Air Act and the federal Clean Water Act (and analogous state laws), impose environmental permitting requirements and govern the nature and amount of emissions that may be generated when conducting particular operations. Some laws, such as the federal Comprehensive Environmental Response, Compensation, and Liability Act ("CERCLA") (and analogous state laws), impose obligations to clean up or remediate spills of hazardous materials into the environment. Other laws require us to reclaim certain land upon completion of extraction and mining operations in our quarries. None of our gypsum wallboard operations is the subject of any local, state or federal environmental proceedings or inquiries. We do not, and have not, used asbestos in any of our gypsum wallboard products.

The Environmental Protection Agency ("EPA") recently released proposed regulations to address the storage and disposal of coal combustion products, which include fly ash and flue gas desulfurization gypsum ("synthetic gypsum"). We use synthetic gypsum in wallboard manufactured at our Georgetown, SC plant. In its release, the EPA is proposing two alternative regulations. Under one proposal, the EPA would characterize coal combustion products destined for disposal as a special waste under Subtitle C of the Resource Conservation and Recovery Act ("RCRA") (the subtitle that regulates hazardous waste). However, under this proposal, beneficial use of coal combustion products, including synthetic gypsum used in the manufacture of wallboard, would continue to be exempt from Subtitle C of RCRA under the Bevill Amendment and not warrant federal regulation. Under the other proposal, the EPA would continue to regulate coal combustion products under Subtitle D of RCRA, which regulates solid wastes that are not hazardous wastes. The EPA has emphasized that it does not wish to discourage the beneficial reuse of coal combustion products under either of its two proposals. Because the EPA's proposals must go through a public comment period before becoming final, it is not possible to accurately estimate how any final rule would impact our business or which regulation will be ultimately adopted. However, it is possible that EPA's rulemaking could affect our business, financial condition and results of operations depending on how any such regulation affects our costs or the demand for our products.

Our gypsum wallboard manufacturing process combusts a significant amount of fuel, especially natural gas, and our operations could therefore be subject to future regulation of greenhouse gas ("GHG") emissions. For a more detailed discussion of this issue, see the "Environmental Matters" section of our cement business description on pages 10-12.

Although our gypsum wallboard operations could be adversely affected by federal, regional or state climate change initiatives, at this time, it is not possible to accurately estimate how future laws or regulations addressing GHG emissions would impact our business. However, any imposition of raw materials or production limitations, fuel-use or carbon taxes or emission limitations or reductions could have a significant impact on the gypsum wallboard manufacturing industry and a material adverse effect on the financial results of our operations.

Recycled Paperboard. Prior to November 2000, our now closed Commerce City, Colorado paper mill (the "Commerce City Mill") had investigated the presence of subsurface petroleum hydrocarbons at the mill site and had retained an environmental consultant who concluded that fuel oil, jet fuel, and gasoline additives had migrated into the subsurface of the property from an adjacent property. As a result of an additional subsequent investigation by the Commerce City Mill, new environmental conditions were uncovered that appear to stem from underground storage tank use on the mill site. The Commerce City Mill and a former owner of the Commerce City Mill have entered into a participation agreement with the Division of Oil and Public Safety of the Colorado Department of Labor and Employment (the "Oil Division") to respond to those conditions that appear to stem from historic underground storage tank use. Under the participation agreement, the Commerce City mill will pay 25% (with the former owner paying 75%) of the costs associated with the investigation and remediation efforts approved by both parties. The former owner and we have each approved and submitted to the Colorado Oil Division a Corrective Action Plan (the "CAP") for the removal of the subsurface petroleum hydrocarbon at the Commerce City Mill. The CAP was approved by the Colorado Oil Division in calendar 2002. All remediation has been completed, and we are awaiting final approval by the State of Colorado.

Capital Expenditures

Gypsum Wallboard and Recycled Paperboard. We had no capital expenditures related to compliance with environmental regulations applicable to our gypsum wallboard and recycled paperboard operations during fiscal 2010, and we do not expect any material capital expenditures during fiscal 2011.

CEMENT, CONCRETE AND AGGREGATES OPERATIONS

Company Operations

Cement. Our cement production facilities are located in or near Buda, Texas; LaSalle, Illinois; Laramie, Wyoming; and Fernley, Nevada. The LaSalle, Illinois, Laramie, Wyoming and Fernley, Nevada facilities are wholly-owned. The Buda, Texas plant is owned by Texas Lehigh Cement Company LP, a limited partnership joint venture owned 50% by us and 50% by Lehigh Cement Company LLC, a subsidiary of Heidelberg Cement AG. Our LaSalle, Illinois plant operates under the name of Illinois Cement Company; the Laramie, Wyoming plant operates under the name of Mountain Cement Company and the Fernley, Nevada plant under the name of Nevada Cement Company.

Cement is the basic binding agent for concrete, a primary construction material. Our modern cement plants utilize dry process technology and at present approximately 85% of our clinker capacity is from preheater or preheater/pre-calciner kilns. The following table sets forth certain information regarding these plants:

Location	Rated Annual Clinker Capacity (M short tons)[1]	Manufacturing Process	Number of Kilns	Kiln Dedication Date	Estimated Minimum Limestone Reserves (Years)
Buda, TX[2]	1,300	Dry – 4 Stage Preheater/ Pre-calciner	1	1983	50+[5]
LaSalle, IL	1,000	Dry – 5 Stage Preheater/ Pre-calciner	1	2006	34[5]
Laramie, WY	650	Dry – 2 Stage Preheater	1	1988	50+ [6]
		Dry – Long Dry Kiln	1	1996	
Fernley, NV	505	Dry – Long Dry Kiln	1	1964	50+[6]
		Dry – 1 Stage Preheater	1	1969	
Total–Gross[3]	3,455				
Total–Net[3][4]	2,805				

[1] One short ton equals 2,000 pounds.
[2] The amount shown represents 100% of plant capacity and production. This plant is owned by a separate limited partnership in which the Company has a 50% interest.
[3] Generally, a plant's cement grinding production capacity is greater than its clinker production capacity.
[4] Net of partner's 50% interest in the Buda, Texas plant.
[5] Owned reserves.
[6] Includes both owned and leased reserves.

Our net cement production, including our 50% share of the cement Joint Venture production, totaled 2.4 million tons in fiscal 2010 and 2.3 million tons fiscal 2009. Total net cement sales, including our 50% share of cement sales from the Joint Venture, were 2.4 million tons in fiscal 2010 and 2.9 million tons in fiscal 2009. Historically we have supplemented our production with imported and purchased cement from others to be resold; however, due to lower demand we have significantly reduced the amount of imported or purchased cement from 16% of our total sales in fiscal 2009 to 2% of total sales in fiscal 2010. Texas Lehigh Cement Company, our 50% joint venture, owns a minority interest in an import terminal in Houston, Texas. Texas Lehigh can purchase up to 495,000 short tons annually from the cement terminal.

Cement production is capital-intensive and involves high initial fixed costs. We previously announced plans to modernize and expand our Nevada Cement and Mountain Cement facilities, which are our oldest and least efficient plants. Due to the current conditions in the Nevada market, we do not expect to begin significant construction activity on this plant during the remainder of 2010. Once significant construction begins, we expect it will take between 18 and 24 months to complete. With respect to Mountain Cement, as a result of improved operational efficiencies and reduced costs realized at this plant, we have been able to achieve a significant portion of the cost savings associated with the proposed modernization project, and as a result, we withdrew our permit application and no longer plan to expand this plant.

Concrete and Aggregates. Readymix concrete is a versatile, low-cost building material used in almost all construction. The production of readymix concrete involves the mixing of cement, sand, gravel, or crushed stone and water to form concrete, which is then sold and distributed to numerous construction contractors. Concrete is produced in batch plants and transported to the customer's job site in mixer trucks.

The construction aggregates business consists of the mining, extraction, production and sale of crushed stone, sand, gravel and lightweight aggregates such as expanded clays and shales. Construction aggregates of suitable characteristics are employed in virtually all types of construction, including the production of readymix concrete and asphaltic mixes used in highway construction and maintenance.

We produce and distribute readymix concrete from company-owned sites north of Sacramento, California and in Austin, Texas. The following table sets forth certain information regarding these operations:

Location	Number of Plants	Number of Trucks
Northern California	3	42
Austin, Texas	6	83
Total	9	125

We conduct aggregate operations near our concrete facilities in northern California and Austin, Texas. Aggregates are obtained principally by mining and extracting from quarries owned or leased by the Company. The following table sets forth certain information regarding these operations:

Location	Types of Aggregates	Estimated Annual Production Capacity (Thousand tons)	Estimated Minimum Reserves (Years)
Northern California	Sand and Gravel	4,000	100+[1]
Austin, Texas	Limestone	3,000	50+[2]
Total		7,000	

[1] Owned reserves through various subsidiaries.
[2] Leased reserves.

Our total net aggregate sales were 2.3 million tons in fiscal 2010 and 3.5 million tons in fiscal 2009. Total aggregates production was 2.7 million tons for fiscal 2010 and 3.4 million for fiscal 2009. A portion of our total aggregates production is used internally by our readymix concrete operations, both in Texas and California.

Raw Materials and Fuel Supplies

Cement. The principal raw material used in the production of portland cement is calcium carbonate in the form of limestone. Limestone is obtained principally through mining and extraction operations conducted at quarries that we own or lease and are located in close proximity to our plants. We believe that the estimated recoverable limestone reserves owned or leased by us will permit each of our plants to operate at our present production capacity for at least 30 years. Other raw materials used in substantially smaller quantities than limestone are sand, clay, iron ore and gypsum. These materials are readily available and can either be obtained from Company-owned or leased reserves or purchased from outside suppliers. All of the gypsum reserves are deemed to be probable under the definition provided by Industry Guide 7.

Coal and petroleum coke are the primary fuels used in our cement plants, but the plants are equipped to burn natural gas as an alternative. The cost of delivered coal and petroleum coke rose in fiscal 2010 as compared to fiscal 2009. We have not used hazardous waste-derived fuels in any of our plants. Though our plants in LaSalle, Illinois and Buda, Texas are permitted to burn scrap tires as a substitute fuel, very little was burned during fiscal 2010. Electric power is also a major cost component in our manufacturing process and we have sought to diminish overall power costs by adopting interruptible power supply agreements at certain locations. These agreements may expose us to some production interruptions during periods of power curtailment.

Concrete and Aggregates. We supply from our manufactured cement facilities approximately 100% and 42% of the cement requirements for our Austin and northern California concrete operations, respectively. We supply approximately 28% and 85%, respectively, of our aggregates requirements for our Austin and northern California concrete operations. We obtain the balance of our cement and aggregates requirements from multiple sources in each of these areas.

We mine and extract limestone, sand and gravel, the principal raw materials used in the production of aggregates, from quarries owned or leased by us and located near our plants. The northern California quarry is estimated to contain over one billion tons of sand and gravel reserves. The Austin, Texas quarry is covered by a lease which expires in 2060. Based on its current production capacity, we estimate our northern California and Austin, Texas quarries contain over 100 years and approximately 50 years of reserves, respectively.

Sales and Distribution

Cement. The principal sources of demand for cement is infrastructure, commercial construction and residential construction, with public works contracts comprising over 50% of total demand. Cement consumption has steadily declined since its peak in 2005, with a decline of 27% during calendar 2009 from calendar 2008. This decline is due to the general condition of the economy as well as the poor condition of the state budgets. Additionally, demand for cement is seasonal, particularly in northern states where inclement winter weather often affects construction activity. Cement sales are generally greater from spring through the middle of autumn than during the remainder of the year. The impact to our business of regional construction cycles may be mitigated to some degree by our geographic diversification.

The following table sets forth certain information regarding the geographic area served by each of our cement plants and the location of our distribution terminals in each area. We have a total of 11 cement storage and distribution terminals that are strategically located to extend the sales areas of our plants.

Plant Location	Principal Geographic Areas	Distribution Terminals
Buda, Texas	Texas and western Louisiana	Corpus Christi, Texas Houston, Texas Orange, Texas Roanoke (Ft. Worth), Texas Waco, Texas Houston Cement Company (Joint Venture), Houston, Texas
LaSalle, Illinois	Illinois and southern Wisconsin	Hartland, Wisconsin
Laramie, Wyoming	Wyoming, Utah, Colorado and western Nebraska	Salt Lake City, Utah Denver, Colorado North Platte, Nebraska
Fernley, Nevada	Northern Nevada and northern California	Sacramento, California

Cement is distributed directly to our customers mostly through customer pickups or by common carriers from plants or distribution terminals. We transport cement principally by rail to our storage and distribution terminals, and no single customer accounted for 10% or more of our cement segment sales during fiscal 2010. Sales are made on the basis of competitive prices in each market and, as is customary in the industry, we do not typically enter into long-term sales contracts.

The cement industry is extremely competitive as a result of multiple domestic suppliers and the importation of foreign cement through various terminal operations. Approximately 85% of the U.S. cement industry is owned by foreign international companies. Competition among producers and suppliers of cement is based primarily on price, with consistency of quality and service to customers being important but of lesser significance. Price competition among individual producers and suppliers of cement within a geographic area is intense because of the fungible nature of the product. Because of cement's low value-to-weight ratio, the relative cost of transporting cement on land is high and limits the geographic area in which each company can market its products profitably; therefore, the U.S. cement industry is fragmented into regional geographic areas rather than a single national selling area. No single cement company has a distribution of plants extensive enough to serve all geographic areas, so profitability is sensitive to shifts in the balance between regional supply and demand.

Cement imports into the U.S. occur primarily to supplement domestic cement production or to supply a particular region. Cement is typically imported into deep water ports or transported on the Mississippi River system near major population centers to take advantage of lower waterborne freight costs versus higher truck and rail transportation costs that U.S. based manufacturers incur to deliver into the same areas.

The Portland Cement Association estimates that imports represented approximately 10% of cement used in the U.S. during calendar 2009 as compared with approximately 12% in 2008 and 21% in 2007. Based on the normal distribution of cement into the market, we believe that approximately 5% of the total consumption will consistently be served by imported cement.

Concrete and Aggregates. Demand for readymix concrete and aggregates largely depends on local levels of construction activity. Construction activity is also subject to weather conditions, the availability of financing at reasonable rates and overall fluctuations in local economies, and therefore tends to be cyclical. We sell readymix concrete to numerous contractors and other customers in each plant's selling area. Our batch plants in Austin and northern California are strategically located to serve each selling area. Concrete is delivered from the batch plants by company-owned trucks.

We sell aggregates to building contractors and other customers engaged in a wide variety of construction activities. Aggregates are delivered from our aggregate plants by common carriers and customer pick-up. None of our customers accounted for 10% of our segment revenues during fiscal 2010. We are continuing our efforts to secure a rail link from our principal aggregates deposit north of Sacramento, California to supply extended markets in northern California.

Both the concrete and aggregates industries are highly fragmented, with numerous participants operating in each local area. Because the cost of transporting concrete and aggregates is very high relative to product values, producers of concrete and aggregates typically can profitably sell their products only in areas within 50 miles of their production facilities. Barriers to entry in each industry are low, except with respect to environmental permitting requirements for new aggregates production facilities and zoning of land to permit mining and extraction of aggregates.

Environmental Matters

Cement. Our cement operations are subject to numerous federal, state and local laws and regulations pertaining to health, safety and the environment. Some of these laws, such as the federal Clean Air Act and the federal Clean Water Act (and analogous state laws) impose environmental permitting requirements and govern the nature and amount of emissions that may be generated when conducting particular operations. Some laws, such as the federal CERCLA (and analogous state laws) impose obligations to clean up or remediate spills of hazardous materials into the environment. Other laws require us to reclaim certain land upon completion of extraction and mining operations in our quarries. We believe that we have obtained all the material environmental permits that are necessary to conduct our operations. We further believe that we are conducting our operations in substantial compliance with these permits. In addition, none of our sites are listed as a CERCLA "Superfund" site.

Four environmental issues involving the cement manufacturing industry deserve special mention. The first issue involves cement kiln dust or CKD. The federal EPA has been evaluating the regulatory status of CKD under RCRA for a number of years. In 1999, the EPA proposed a rule that would allow states to regulate properly-managed CKD as a non-hazardous waste under state laws and regulations governing solid waste. In contrast, CKD that was not properly managed would be treated as a hazardous waste under RCRA. In 2002, the EPA confirmed its intention to continue to exempt properly-managed CKD from the hazardous waste requirements of RCRA. The agency announced that it would collect additional data over the next three to five years to determine if the states' regulation of CKD is effective. In May 2008, the EPA indicated that it continues to consider an approach whereby it would finalize its 1999 proposal to exempt properly-managed CKD wastes and establish protective CKD management standards; however, as of May 2010 the EPA has reported that it continues to consider comments received and is uncertain when its proposal will be finalized.

Currently, substantially all CKD produced in connection with our ongoing operations is recycled, and therefore such CKD is not viewed as a waste under RCRA. However, CKD was historically collected and stored on-site at our Illinois, Nevada and Wyoming cement plants and at a former plant site in Corpus Christi, Texas, which is no longer in operation. If either the EPA or the states decide to impose management standards on this CKD at some point in the future, we could incur additional costs to comply with those requirements with respect to our historically collected CKD. CKD that comes in contact with water might produce a leachate with an alkalinity high enough to be classified as hazardous and might also leach certain hazardous trace metals therein.

A second industry environmental issue involves the historical disposal of refractory brick containing chromium. Such refractory brick was formerly used widely in the cement industry to line cement kilns. We currently do not use refractory brick containing chromium, and we crush spent refractory brick which is then used as raw feed in the kiln.

A third industry environmental issue involves the potential regulation of our emission of GHG, including carbon dioxide. The consequences of GHG emission reduction regulations for our cement operations will likely be significant because (1) the cement manufacturing process requires the combustion of large amounts of fuel to generate very high kiln temperatures, and (2) the production of carbon dioxide is a byproduct of the calcination process, whereby carbon dioxide is removed from calcium carbonate to produce calcium oxide.

Legislative and regulatory measures to address emissions of GHGs are in various phases of discussions or implementation at the national, regional and state levels. On the federal level, legislation imposing restrictions on GHGs is under active consideration. Proposed legislation has passed the U.S. House of Representatives and legislation is pending in the U.S. Senate. Among other things, the bills would establish a cap on emissions of GHGs from certain industries in the United States, including cement manufacturing beginning in 2013. The bills would require these capped sources of GHG emissions to obtain GHG emission "allowances" corresponding to their annual emissions of GHGs.

In addition, the EPA is taking steps that would result in the regulation of GHGs as pollutants under the Clean Air Act. On September 22, 2009, the EPA issued a "Mandatory Reporting of Greenhouse Gases" final rule, which took effect December 29, 2009. This rule establishes a new comprehensive scheme requiring operators of stationary sources in the United States emitting more than established annual thresholds of GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, on December 15, 2009, the EPA published a final rule finding that current and projected concentrations of six key GHGs in the atmosphere threaten public health and welfare. This rule, according to EPA, will trigger construction and operating permit requirements for large stationary sources, including cement plants. In a final rule issued on May 13, 2010, known as EPA's "Tailoring Rule," any modification or expansion of our existing plants (or construction of a new plant) after January 1, 2011 that triggers New Source Review ("NSR") requirements for non-GHG emissions will also trigger NSR for GHG if our proposed GHG emissions exceed 75,000 tons per year. This would require the installation of controls on those GHG emissions. Effective July 1, 2011, any modification or expansion of our existing plants (or constructing a new plant) that results in an increase of our GHG emissions in excess of 100,000 tons per year will require NSR and the implementation of control requirements even if NSR is not triggered for any other pollutant. These limitations on emissions of GHGs from our equipment or operations could require us to incur costs to reduce such emissions and could ultimately affect our operations and our ability to obtain air permits for new or modified facilities.

Several states have also taken measures to reduce emissions of greenhouse gases, primarily through the planned development of GHG inventories or registries or regional GHG "cap and trade" programs. For example, California Governor Arnold Schwarzenegger signed AB 32 into law in late 2006, calling for a cap on GHG emissions throughout California and a statewide reduction to 1990 levels by 2020. In December 2008, the California Air Resource Board approved a plan for implementing AB 32. The plan contemplates a cap-and-trade program, beginning in 2012. Many states have also joined together to form regional initiatives, which include the Regional Greenhouse Gas Initiative in the northeast, the Western Regional Climate Action Initiative and the Midwestern Greenhouse Gas Accord.

It is not possible at this time to predict how legislation that may be enacted or regulations that may be adopted to address GHG emissions would impact our business. However, any imposition of raw materials or production limitations, fuel-use or carbon taxes, or emission limitations or reductions could have a significant impact on the cement manufacturing industry and a material adverse effect on us and our results of operations.

The fourth industry environmental issue is that the EPA in 1999 promulgated regulations for certain toxic air pollutants, including standards for portland cement manufacturing. The maximum attainable control technology standards require cement plants to test for certain pollutants and meet certain emission and operating standards. We have no reason to believe, however, that these standards have placed us at a competitive disadvantage. Recently, the EPA has proposed to significantly reduce these emission standards for certain air pollutants from Portland cement kilns. The proposal would set limits on mercury emissions from existing Portland cement kilns and would increase the stringency of emission limits for new kilns. The proposal would also set emission limits for total hydrocarbons, particulate matter, and sulfur dioxide from cement kilns of all sizes, and would reduce hydrochloric acid emissions from kilns that are large emitters. It is not possible to accurately estimate how these rules (if adopted) would impact our business once they become fully implemented in 2013; however, they could materially increase our cost of production. As with the 1999 regulations, we do not believe we would be placed at a competitive disadvantage by such rules.

We believe that our current procedures and practices in our operations, including those for handling and managing hazardous materials, are consistent with industry standards and are in substantial compliance with applicable environmental laws and regulations. Nevertheless, because of the complexity of our operations and the environmental laws to which we are subject, there can be no assurance that past or future operations will not result in violations, remediation costs or other liabilities or claims. Moreover, we cannot predict what environmental laws will be enacted or adopted in the future or how such future environmental laws or regulations will be administered or interpreted. Compliance with more stringent environmental laws, or stricter interpretation of existing environmental laws, could necessitate significant capital outlays.

Concrete and Aggregates. The concrete and aggregates industry is subject to environmental regulations similar to those governing our cement operations. None of our concrete or aggregates operations are presently the subject of any material local, state or federal environmental proceeding or inquiries.

Capital Expenditures

Cement. We had capital expenditures related to compliance with environmental regulations applicable to our cement operations of $0.2 million during fiscal 2010 and expect to spend an additional $0.9 million during fiscal 2011.

EMPLOYEES

As of March 31, 2010, we had approximately 1,350 employees, of which 350 were employed under collective bargaining agreements and various supplemental agreements with local unions.

WHERE YOU CAN FIND MORE INFORMATION

We make our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and all amendments to these reports available free of charge through the investor relations page of our website, located at *www.eaglematerials.com* as soon as reasonably practicable after they are filed with or furnished to the SEC. This reference to our website is merely intended to suggest where additional information may be obtained by investors, and the materials and other information presented on our website are not incorporated in and should not otherwise be considered part of this Report. Alternatively, you may contact our investor relations department directly at (214) 432-2000 or by writing to Eagle Materials Inc., Investor Relations, 3811 Turtle Creek Blvd., Suite 1100, Dallas, Texas 75219.

ITEM 1A. RISK FACTORS

The foregoing discussion of our business and operations should be read together with the risk factors set forth below. They describe various risks and uncertainties to which we are or may become subject, many of which are outside of our control. These risks and uncertainties, together with other factors described elsewhere in this Report, have affected, or may in the future affect, our business, operations, financial condition and results of operations in a material and adverse manner.

We are affected by the level of demand in the construction industry, which is currently experiencing a significant downturn.

Demand for our products is directly related to the level of activity in the construction industry, which includes residential, commercial and infrastructure construction. In particular, the downturn in residential construction and commercial construction has impacted, and will likely continue to adversely impact, our wallboard business. The residential construction industry is currently undergoing a significant downturn. The effects of this downturn have been exacerbated by market disruptions resulting from the subprime mortgage crisis, which began in the second half of 2007, and the ensuing financial crisis affecting the banking system and financial markets, which became evident in the third quarter of 2008. A similar downturn has occurred in commercial construction as well, beginning in 2008. Furthermore, activity in the infrastructure construction business is directly related to the amount of government funding available for such projects. Any decrease in the amount of government funds available for such projects or any decrease in construction activity in general (including a continued decrease in residential construction or continued weakening of commercial construction) could have a material adverse effect on our business, financial condition and results of operations.

Our customers participate in cyclical industries, which are subject to industry downturns.

A majority of our revenues are from customers who are in industries and businesses that are cyclical in nature and subject to changes in general economic conditions, including the current economic recession. In addition, since our operations are in a variety of geographic markets, our businesses are subject to the economic conditions in each such geographic market. General economic downturns or localized downturns in the regions where we have operations, including the current and any future downturns in the residential or commercial construction industries, generally have an adverse effect on demand for our products. Furthermore, additions to the production capacity of industry participants, particularly in the gypsum wallboard industry, have created an imbalance between supply and demand, which could continue to adversely affect the prices at which we sell our products and adversely affect the collectability of our receivables. In general, any further downturns in the industries to which we sell our products or any further increases in capacity in the gypsum wallboard, paperboard and cement industries could have a material adverse effect on our business, financial condition and results of operations.

Volatility and disruption of financial markets could affect access to credit.

The current difficult economic environment has caused a contraction in the availability, and increased the cost, of credit in the marketplace. This could potentially reduce the sources of liquidity for the Company and our customers.

Our business is seasonal in nature, and this causes our quarterly results to vary significantly.

A majority of our business is seasonal with peak revenues and profits occurring primarily in the months of April through November when the weather in our markets is more favorable to construction activity. Quarterly results have varied significantly in the past and are likely to vary significantly from quarter to quarter in the future. Such variations could have a negative impact on the price of our common stock.

Our operations and our customers are subject to extensive governmental regulation, which can be costly and burdensome.

Our operations and those of our customers are subject to and affected by federal, state and local laws and regulations with respect to such matters as land usage, street and highway usage, noise level and health and safety and environmental matters. In many instances, various certificates, permits or licenses are required in order for us or our customers to conduct business or for construction and related operations. Although we believe that we are in compliance in all material respects with regulatory requirements, there can be no assurance that we will not incur material costs or liabilities in connection with regulatory requirements or that demand for our products will not be adversely affected by regulatory issues affecting our customers. In addition, future developments, such as the discovery of new facts or conditions, new or stricter laws or regulations (including without limitation, climate change legislation described below), or stricter interpretations of existing laws or regulations, may impose new liabilities on us, require additional investment by us or prevent us from opening or expanding plants or facilities, any of which could have a material adverse effect on our financial condition or results of operations.

Legislative and regulatory measures to address emissions of GHGs are in various phases of discussions or implementation at the international, national, regional and state levels. On the federal level, legislation imposing restrictions on GHGs is under active consideration. Proposed legislation has passed the U.S. House of Representatives and legislation is pending in the U.S. Senate. Among other things, the bills would establish a cap on emissions of GHGs from certain industries in the United States, including cement manufacturing beginning in 2013. The bills would require these capped sources of GHG emissions to obtain GHG emission "allowances" corresponding to their annual emissions of GHGs.

In addition, the EPA is taking steps that would result in the regulation of GHGs as pollutants under the Clean Air Act. On September 22, 2009, the EPA issued a "Mandatory Reporting of Greenhouse Gases" final rule, which took effect December 29, 2009. This rule establishes a new comprehensive scheme requiring operators of stationary sources in the United States emitting more than established annual thresholds of GHGs to inventory and report their GHG emissions annually on a facility-by-facility basis. In addition, on December 15, 2009, the EPA published a final rule finding that current and projected concentrations of six key GHGs in the atmosphere threaten public health and welfare. This rule, according to EPA, will trigger construction and operating permit requirements for large stationary sources, including cement plants. In a final rule issued on May 13, 2010, known as EPA's "Tailoring Rule," any modification or expansion of our existing plants (or construction of a new plant) after January 1, 2011 that triggers New Source Review ("NSR") requirements for non-GHG emissions will also trigger NSR for GHG if our proposed GHG emissions exceed 75,000 tons per year. This would require the installation of controls on those GHG emissions. Effective July 1, 2011, any modification or expansion of our existing plants (or constructing a new plant) that results in an increase of our GHG emissions in excess of 100,000 tons per year will require NSR and the implementation of control requirements even if NSR is not triggered for any other pollutant. These limitations on emissions of GHGs from our equipment or operations could require us to incur costs to reduce such emissions and could ultimately affect our operations and our ability to obtain air permits for new or modified facilities.

The potential consequences of GHG emission reduction measures for our operations are potentially significant because (1) the cement manufacturing process requires the combustion of large amounts of fuel, (2) in our cement manufacturing process, the production of carbon dioxide is a byproduct of the calcination process, whereby carbon dioxide is removed from calcium carbonate to produce calcium oxide, and (3) our gypsum wallboard manufacturing process combusts a significant amount of fossil fuel, especially natural gas. At this time, it is not possible to accurately estimate how laws or regulations addressing GHG emissions would impact our business. Any imposition of raw materials or production limitations, fuel-use or carbon taxes, or emission limitations or reductions could have a significant impact on the cement manufacturing industry and the gypsum wallboard manufacturing industry and a material adverse effect on us and our results of operations.

During 2009, the EPA also issued a proposed rule amendment to the National Emissions Standards for Hazardous Air Pollutants, or NESHAP, that would significantly reduce the permitted levels of emissions of certain air pollutants from Portland cement kilns. The NESHAP amendment would set limits on mercury emissions from existing Portland cement kilns and would increase the stringency of emission limits for new kilns. The NESHAP amendment would also set emission limits for total hydrocarbons, particulate matter and sulfur dioxide from cement kilns of all sizes and would reduce hydrochloric acid emissions from kilns that are large emitters. The NESHAP amendment, if adopted as proposed, would take full effect no earlier than 2013, and could materially increase our cost of production.

The EPA recently released proposed regulations to address the storage and disposal of coal combustion products, which include fly ash and flue gas desulfurization gypsum ("synthetic gypsum"). We use synthetic gypsum in wallboard manufactured at our Georgetown, SC plant. In its release, the EPA is proposing two alternative regulations. Under one proposal, the EPA would characterize coal combustion products destined for disposal as a special waste under Subtitle C of the Resource Conservation and Recovery Act ("RCRA"), which is the Subtitle that regulates hazardous wastes. However, under this proposal, beneficial use of coal combustion products, including synthetic gypsum, would continue to be exempt under the Bevill Amendment and not warrant regulation. Under the other proposal, the EPA would continue to regulate coal combustion products under Subtitle D of RCRA, which regulates solid wastes that are not hazardous wastes. The EPA has emphasized that it does not wish to discourage the beneficial reuse of coal combustion products under either of its two proposals. Because the EPA's proposed regulations must go through a public comment period before becoming final, it is not possible to accurately predict which of the two proposals set forth in the proposed regulations will be ultimately adopted. However, it is possible that EPA's rulemaking could affect our business, financial condition and results of operations, depending on how any such regulation affects our costs or the demand for our products utilizing synthetic gypsum.

We are subject to the risk of unfavorable weather conditions during peak construction periods and other unexpected operational difficulties.

Because a majority of our business is seasonal, unfavorable weather conditions and other unexpected operational difficulties during peak construction periods could adversely affect operating income and cash flow and could have a disproportionate impact on our results of operations for the full year.

Our products are commodities, which are subject to significant changes in supply and demand and price fluctuations.

The products sold by us are commodities and competition among manufacturers is based largely on price. Prices are often subject to material changes in response to relatively minor fluctuations in supply and demand, general economic conditions and other market conditions beyond our control. Increases in the industry's production capacity for products such as gypsum wallboard or cement or increases in cement imports tend to create an oversupply of such products and negatively impact product prices. There can be no assurance that prices for products sold by us will not decline in the future or that such declines will not have a material adverse effect on our business, financial condition and results of operations.

We may become subject to significant clean-up, remediation and other liabilities under applicable environmental laws.

Our operations are subject to state, federal and local environmental laws and regulations, which impose liability for cleanup or remediation of environmental pollution and hazardous waste arising from past acts. These laws and regulations also require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of our operations. Certain of our operations may from time-to-time involve the use of substances that are classified as toxic or hazardous substances within the meaning of these laws and regulations. Additionally, any future laws or regulations addressing greenhouse gas emissions would likely have a negative impact on our business or results of operations, either through the imposition of raw material or production limitations, fuel-use or carbon taxes or emission limitations or reductions. We are unable to estimate accurately the impact on our business or results of operations of any such law or regulation at this time. Risk of environmental liability (including the incurrence of fines, penalties or other sanctions or litigation liability) is inherent in the operation of our businesses. As a result, it is possible that environmental liabilities and compliance with environmental regulations could have a material adverse effect on our operations in the future. See "Item 1. Business – Environmental Matters" for more information on our regulatory and environmental matters.

Our results of operations are subject to significant changes in the cost and availability of fuel, energy and other raw materials.

Major cost components in each of our businesses are the cost of fuel, energy and raw materials. Significant increases in the cost of fuel, energy or raw materials or substantial decreases in their availability could materially and adversely affect our sales and operating profits. Prices for fuel, energy or raw materials used in connection with our businesses could change significantly in a short period of time for reasons outside our control. Prices for fuel and electrical power, which are significant components of the costs associated with our gypsum wallboard and cement businesses, have fluctuated significantly in recent years and are expected to increase in the future. In the event of large or rapid increases in prices, we may not be able to pass the increases through to our customers in full, which would reduce our operating margin.

Increases in interest rates could adversely affect demand for our products, which would have an adverse effect on our results of operations.

Our business is significantly affected by the movement of interest rates. Interest rates have a direct impact on the level of residential, commercial and infrastructure construction activity. Higher interest rates could result in decreased demand for our products, which would have a material adverse effect on our business and results of operations. In addition, increases in interest rates could result in higher interest expense related to borrowings under our credit facilities.

Our debt agreements contain restrictive covenants and require us to meet certain financial ratios and tests, which limit our flexibility and could give rise to a default if we are unable to remain in compliance.

Our amended and restated credit agreement and the note purchase agreements governing our senior notes contain, among other things, covenants that limit our ability to finance future operations or capital needs or to engage in other business activities, including our ability to:

- Incur additional indebtedness;
- Sell assets or make other fundamental changes;
- Engage in mergers and acquisitions;
- Pay dividends and make other restricted payments;
- Make investments, loans, advances or guarantees;
- Encumber the assets of the Company and its restricted subsidiaries;
- Enter into transactions with our affiliates.

In addition, these agreements require us to meet and maintain certain financial ratios and tests, which may require that we take action to reduce our debt or to act in a manner contrary to our business objectives. Events beyond our control, including the severity and duration of the current industry downturn and changes in general business and economic conditions, may impair our ability to comply with these covenants or meet those financial ratios and tests. A breach of any of these covenants or failure to maintain the required ratios and meet the required tests may result in an event of default under those agreements. This may allow the lenders under those agreements to declare all amounts outstanding thereunder to be immediately due and payable, terminate any commitments to extend further credit to us and pursue other remedies available to them under the applicable agreements. If this occurs, our indebtedness may be accelerated and we may not be able to refinance the accelerated indebtedness on favorable terms, or at all, or repay the accelerated indebtedness.

Our production facilities may experience unexpected equipment failures, catastrophic events and scheduled maintenance.

Interruptions in our production capabilities may cause our productivity and results of operations to decline significantly during the affected period. Our manufacturing processes are dependent upon critical pieces of equipment. Such equipment may, on occasion, be out of service as a result of unanticipated events such as fires, explosions, violent weather conditions or unexpected operational difficulties. We also have periodic scheduled shut-downs to perform maintenance on our facilities. Any significant interruption in production capability may require us to make significant capital expenditures to remedy problems or damage as well as cause us to lose revenue due to lost production time, which could have a material adverse effect on our results of operations and financial condition.

Significant changes in the cost and availability of transportation could adversely affect our business, financial condition and results of operations.

Some of the raw materials used in our manufacturing processes, such as coal or coke, are transported to our facilities by truck or rail. In addition, the transportation costs associated with the delivery of our wallboard products are a significant portion of the variable cost of our gypsum wallboard segment. Significant increases in the cost of fuel or energy can result in material increases in the cost of transportation which could materially and adversely affect our operating profits. In addition, reductions in the availability of certain modes of transportation such as rail or trucking could limit our ability to deliver product and therefore materially and adversely affect our operating profits.

Pension assets and costs associated with employee benefit plans generally are affected by economic and market conditions.

The current economic environment could negatively impact the fair value of pension assets, which could increase future funding requirements to our pension trusts. More generally, our costs are significantly affected by expenses related to our employee benefit plans. The recognition of costs and liabilities associated with these plans for financial reporting purposes is affected by assumptions made by management and used by actuaries engaged by us to calculate the projected and accumulated benefit obligations and the annual expense recognized for these plans. Economic and market factors and conditions could affect any of these assumptions and may affect our estimated and actual employee benefit plan costs and our results of operations.

Inflation and increases in interest rates could adversely affect our business and demand for our products, which would have an adverse effect on our results of operations.

Our business is significantly affected by the movement of interest rates. Interest rates have a direct impact on the level of residential, commercial and infrastructure construction activity by impacting the cost of borrowed funds to builders. Higher interest rates could result in decreased demand for our products, which would have a material adverse effect on our business and results of operations. In addition, increases in interest rates could result in higher interest expense related to borrowings under our credit facilities. Inflation can result in higher interest rates. With inflation, the costs of capital increase, and the purchasing power of our cash resources can decline. Current or future efforts by the government to stimulate the economy may increase the risk of significant inflation and its direct and indirect adverse impact on our business and results of operations.

This report includes various forward-looking statements, which are not facts or guarantees of future performance and which are subject to significant risks and uncertainties.

This report and other materials we have filed or will file with the SEC, as well as information included in oral statements or other written statements made or to be made by us, contain or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Exchange Act of 1934 and the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate to matters of a strictly factual or historical nature and generally discuss or relate to forecasts, estimates or other expectations regarding future events. Generally, the words "believe," "expect," "intend," "estimate," "anticipate," "project," "may," "can," "could," "might," "will" and similar expressions identify forward-looking statements, including statements related to expected operating and performing results, planned transactions, plans and objectives of management, future developments or conditions in the industries in which we participate, including future prices for our products, audits and legal proceedings to which we are a party and other trends, developments and uncertainties that may affect our business in the future.

Forward-looking statements are not historical facts or guarantees of future performance but instead represent only our beliefs at the time the statements were made regarding future events, which are subject to significant risks, uncertainties, and other factors, many of which are outside of our control. Any or all of the forward-looking statements made by us may turn out to be materially inaccurate. This can occur as a result of incorrect assumptions, changes in facts and circumstances or the effects of known risks and uncertainties. Many of the risks and uncertainties mentioned in this report or other reports filed by us with the SEC, including those discussed in the risk factor section of this report, will be important in determining whether these forward-looking statements prove to be accurate. Consequently, neither our stockholders nor any other person should place undue reliance on our forward-looking statements and should recognize that actual results may differ materially from those that may be anticipated by us.

All forward-looking statements made in this report are made as of the date hereof, and the risk that actual results will differ materially from expectations expressed in this report will increase with the passage of time. We undertake no obligation, and disclaim any duty, to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changes in our expectations or otherwise.

ITEM 1B. UNRESOLVED STAFF COMMENTS

There are no unresolved Staff comments.

ITEM 2. PROPERTIES

We operate cement plants, quarries and related facilities at Buda, Texas; LaSalle, Illinois; Fernley, Nevada and Laramie, Wyoming. The Buda plant is owned by a partnership in which we have a 50% interest. Our principal aggregate plants and quarries are located near Austin, Texas and Marysville, California. In addition, we operate gypsum wallboard plants in Albuquerque, New Mexico; Gypsum, Colorado; Duke, Oklahoma; and in Georgetown, South Carolina. We produce recycled paperboard at Lawton, Oklahoma. None of our facilities are pledged as security for any debts. We also have a gypsum wallboard plant in Bernalillo, New Mexico that we temporarily idled beginning in December 2009. We expect to re-open this facility when business conditions improve. See "Item 1. Business" on pages 1-12 of this Report for additional information relating to the Company's properties.

ITEM 3. LEGAL PROCEEDINGS

We are a party to certain ordinary legal proceedings incidental to our business. In general, although the outcome of litigation is inherently uncertain, we believe that all of the pending litigation proceedings in which the Company or any subsidiary are currently involved are likely to be resolved without having a material adverse effect on our consolidated financial condition or operations.

As previously reported, the Internal Revenue Service (the "IRS") completed the examination of our federal income tax returns for all of the fiscal years ended March 31, 2001 through 2006. The IRS issued Exam Reports and Notices of Proposed Adjustment on November 9, 2007 for the examination of the 2001, 2002 and 2003 tax years, and on February 5, 2010 for the examination of the 2004, 2005 and 2006 fiscal years, in which it proposes to deny certain depreciation deductions claimed by us with respect to assets acquired by us from Republic Group LLC in November 2000. We paid a deposit to the IRS of approximately $45.8 million during November 2007 for the years ended March 31, 2001, 2002 and 2003, which is comprised of $27.6 million in federal income taxes, $5.7 million for penalties and $12.5 million for interest. During March

2010, we paid the IRS an additional deposit of $29.3 million for the years ended March 31, 2004, 2005 and 2006, which is comprised of $18.1 million in federal income taxes, $3.7 million for penalties and $7.5 million for interest. These deposits were made to avoid imposition of the large corporate tax underpayment interest rates. Efforts at Appeals, most recently IRS Post Appeals Mediation on March 3, 2010, have been unsuccessful in resolving the case. We expect to receive a statutory notice of deficiency (a 90 day letter) from the IRS for all of the fiscal years ended March 31, 2001 through 2006 in the near future. We intend to resort to the courts for a final determination. See Note (G) of the Notes to the Consolidated Financial Statements for more information.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

STOCK PRICES AND DIVIDENDS

As of May 21, 2010, there were approximately 2,400 holders of record of our Common Stock which trades on the New York Stock Exchange under the symbol EXP.

The following table sets forth the high and low closing prices for our Common Stock as reported on the New York Stock Exchange for the periods indicated, as well as dividends declared during these periods:

	Fiscal Year Ended March 31, 2010			Fiscal Year Ended March 31, 2009		
Quarter ended:	High	Low	Dividends	High	Low	Dividends
June 30	$ 29.00	$ 22.32	$ 0.10	$ 37.86	$ 25.33	$ 0.20
September 30	$ 29.73	$ 22.72	$ 0.10	$ 30.74	$ 20.72	$ 0.20
December 31	$ 29.75	$ 25.00	$ 0.10	$ 21.68	$ 14.41	$ 0.10
March 31	$ 26.85	$ 22.18	$ 0.10	$ 24.90	$ 16.79	$ 0.10

The "Dividends" section of Item 7 "Management's Discussion and Analysis of Financial Condition" is hereby incorporated by reference into this Part II, Item 5.

SHARE REPURCHASES

Our Board of Directors has approved the repurchase of a cumulative total of 31,610,605 shares of our Common Stock since we became publicly held in April 1994. On November 7, 2006, the Board of Directors authorized us to repurchase up to an additional 5,156,800 shares, for a total authorization, as of that date, of 6,000,000 shares, of which 717,300 remain eligible for purchase at March 31, 2010. We repurchased 4,778,500 shares of Common Stock at a cost of $176.9 million during the fiscal year ended March 31, 2008. We did not repurchase any shares during the fiscal years ended March 31, 2010 and 2009.

Share repurchases may be made from time-to-time in the open market or in privately negotiated transactions. The timing and amount of any repurchases of shares may be determined by our management, based on its evaluation of market and economic conditions and other factors. Repurchases may also be effected pursuant to plans or instructions that meet the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934.

During fiscal 2010, we reacquired shares of stock from an employee upon the vesting of restricted stock units that were granted under our Incentive Plan. These shares were surrendered by the employee and reacquired by us to satisfy the employee's minimum statutory tax withholding, which is required on restricted stock units once they become vested and payable and the surrendered shares are shown in the following table:

Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet be Purchased Under the Plans or Programs
January 1 through January 31, 2010	-	$ -	-	
February 1 through February 28, 2010	-	-	-	
March 1 through March 31, 2010	4,149	28.815	-	
Quarter 4 Totals	4,149	$ 28.815	-	717,300

The equity compensation plan information set forth in Part III, Item 12 of this Form 10-K is hereby incorporated by reference into this Part II, Item 5.

PERFORMANCE GRAPH

The following performance graph and related information shall not be deemed "soliciting material" or to be "filed" with the Securities and Exchange Commission, nor shall such information be incorporated by reference into any future filing under the Securities Act of 1933 or the Securities Exchange Act of 1934, each as amended, except to the extent that the Company specifically incorporates it by reference into such filing.

The graph below compares the cumulative 5-year total return to holders of common stock with the cumulative total returns of the Russell 2000 index, the Russell 1000 index and the Dow Jones US Building Materials & Fixtures index. The graph assumes that the value of the investment in the Company's common stock and in each of the indexes (including reinvestment of dividends) was 100 on March 31, 2005 and tracks it through March 31, 2010. We have included the Russell 1000 Index as a comparison during the current year as we are now one of the companies comprising the index.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

Among Eagle Materials Inc. Common Stock, The Russell 2000 Index, The Russell 1000 Index and the Dow Jones Building Materials & Fixtures Index


$300
$250
$200
$150
$100
$50
$0
3/05
3/06
3/07
3/08
3/09
3/10
Eagle Materials, Inc.
Russell 2000
Russell 1000
Dow Jones US Building Materials & Fixtures

***$100 invested on March 31, 2005 in stock or index, including reinvestment of dividends.**

	2005	2006	2007	2008	2009	2010
Eagle Materials Inc.	100.00	238.96	170.25	138.46	96.98	107.82
Russell 2000	100.00	125.85	133.28	115.95	72.47	117.95
Russell 1000	100.00	113.20	126.59	119.75	73.93	112.08
Dow Jones US Building Materials & Fixtures	100.00	122.44	129.02	107.66	59.65	94.77

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

ITEM 6. SELECTED FINANCIAL DATA

SUMMARY OF SELECTED FINANCIAL DATA [1]

(amounts in thousands, except per share data)

	For the Fiscal Years Ended March 31,				
	2010	2009	2008	2007	2006
Net Revenues	$ 467,905	$ 598,580	$ 748,023	$ 917,854	$ 857,423
Earnings Before Income Taxes	39,297	62,183	144,384	304,288	241,066
Net Earnings	28,950	41,764	97,768	202,664	160,984
Diluted Earnings Per Share	0.66	0.95	2.12	4.07	3.02
Cash Dividends Per Share	0.40	0.60	0.80	0.70	0.40
Total Assets	1,013,776	1,066,668	1,117,721	971,410	888,916
Total Debt	303,000	355,000	400,000	200,000	200,000
Stockholders' Equity	445,362	427,827	405,687	546,046	464,738
Book Value Per Share At Year End	$ 10.16	$ 9.81	$ 9.34	$ 11.40	$ 9.24
Average Diluted Shares Outstanding	44,038	43,879	46,145	49,787	53,330

[1] The Summary of Selected Financial Data should be read in conjunction with the Consolidated Financial Statements and the Notes to Consolidated Financial Statements for matters that affect the comparability of the information presented above.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE SUMMARY

Eagle Materials Inc. is a diversified producer of basic building materials and construction products used in residential, industrial, commercial and infrastructure construction. We operate in four business segments: gypsum wallboard, cement, recycled paperboard, and concrete and aggregates, with Gypsum Wallboard and Cement being our principal lines of business. These operations are conducted in the U.S. and include the mining of gypsum and the manufacture and sale of gypsum wallboard, the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways. Certain information for each of Concrete and Aggregates is broken out separately in the segment discussions.

We conduct one of our cement operations through a joint venture, Texas Lehigh Cement Company LP, which is located in Buda, Texas (the "Joint Venture"). We own a 50% interest in the joint venture and accounts for its interest under the equity method of accounting. However, for purposes of the Cement segment information presented, we proportionately consolidate our 50% share of the Joint Venture's revenues and operating earnings, which is the way management organizes the segments within the Company for making operating decisions and assessing performance. See Note (E) of the Notes to the Consolidated Financial Statements for additional segment information.

RESULTS OF OPERATIONS

Fiscal Year 2010 Compared to Fiscal Year 2009

	For the Years Ended March 31,		
	2010	2009	Change
	(in thousands, except per share)		
Revenues [1]	$ 574,932	$ 751,326	(23%)
Operating Costs [1]	(501,450)	(646,924)	(22%)
Other Income, net	3,161	3,602	(12%)
Operating Earnings	76,643	108,004	(29%)
Corporate General and Administrative	(15,886)	(16,901)	(6%)
Interest Expense, net	(21,460)	(28,920)	(26%)
Earnings Before Income Taxes	39,297	62,183	(37%)
Income Taxes	(10,347)	(20,419)	(49%)
Net Earnings	$ 28,950	$ 41,764	(31%)
Diluted Earnings per Share	$ 0.66	$ 0.95	(31%)

(1) Includes intersegment revenues and our proportionate share of our Joint Venture. See Footnote (E) to the Consolidated Financial Statements for more information.

Revenues. Consolidated revenues for fiscal 2010 decreased 23% from fiscal 2009. The decrease is primarily due to lower sales volumes and average sales prices in all four of our operating segments. The decline in sales volumes and average sales prices was due primarily to the continued depressed levels of demand in the residential and commercial sectors, which continued to be adversely impacted by the decline in the overall economic environment in the United States.

Operating Costs. Operating costs decreased during fiscal 2010, as compared to 2009, principally due to lower production in our gypsum wallboard and cement divisions. Additionally, certain operating costs declined, both in total as well as on a per unit basis, namely fiber and electricity in our recycled paperboard division, natural gas in our recycled paperboard and gypsum wallboard divisions, and transportation in our gypsum wallboard division.

Other Income, net. Included in net revenues are other income, which consists of a variety of items that are non-segment operating in nature and includes non-inventoried aggregates income, gypsum wallboard distribution center income, asset sales and other miscellaneous income and cost items. Net other income totaled $3.2 million for fiscal 2010 as compared to $3.6 million for fiscal 2009. The majority of our other income during fiscal 2010 relates to the gain on the sale of land of approximately $2.5 million, while other income during fiscal 2009 is due primarily to the $2.6 million gain on sale of railcars, both by our gypsum wallboard division.

Operating Earnings. Operating profit declined by 29% during fiscal 2010, as compared to fiscal 2009, primarily due to lower net revenues, as described above. The decline in net revenues was offset partially by the reduction in operating expenses.

Corporate General and Administrative. Corporate general and administrative expenses for fiscal 2010 declined to $15.9 million from $16.9 million in fiscal 2009. The decrease in corporate general and administrative expense in fiscal 2010, as compared to fiscal 2009, was primarily the result of decreased incentive compensation and benefits costs due to lower operating earnings, decreased stock compensation expense and improved overhead efficiency. The decrease in stock compensation expense is due to the expensing of stock options granted in August 2008 over a seven month period ended March 31, 2009.

Interest Expense, Net. Net interest expense of $21.5 million for fiscal 2010 decreased from the $28.9 million incurred in fiscal 2009. The decrease in net interest expense is related to decreased borrowings during the period, primarily in connection with early repayment of $100 million of private placement debt in February 2009, and lower rates on both our Bank Credit Facility and unrecognized tax benefit throughout the year.

Income Taxes. The effective tax rate declined to 26.3% for fiscal 2010 from an effective tax rate of 32.8% during fiscal 2009. The decline is due primarily to the larger impact of percentage depletion and lower state income taxes on lower earnings during fiscal 2010 as compared to fiscal 2009.

Net Earnings and Diluted Earnings per Share. As a result of the foregoing, pre-tax earnings of $39.3 million in fiscal 2010 were 37% below fiscal 2009 pre-tax earnings of $62.2 million. Fiscal 2010 net earnings of $29.0 million decreased 31% from net earnings of $41.8 million in fiscal 2009. Diluted earnings per share in fiscal 2010 of $0.66 were 31% lower than the $0.95 for fiscal 2009.

The following table highlights certain operating information related to our four business segments:

	For the Years Ended March 31, 2010	2009	Percentage Change
	(in thousands, except net sales prices)		
Revenues [1]			
Gypsum Wallboard	$ 210,671	$ 279,306	(25%)
Cement [2]	228,475	289,436	(21%)
Recycled Paperboard	90,164	116,337	(22%)
Concrete and Aggregates	45,622	66,247	(31%)
Gross Revenues	$ 574,932	$ 751,326	(23%)
Sales Volume			
Gypsum Wallboard (MMSF)	1,750	2,102	(17%)
Cement (M Tons) [2]	2,467	2,825	(13%)
Recycled Paperboard (M Tons)	215	232	(7%)
Concrete (M Yards)	461	611	(25%)
Aggregates (M Tons)	2,318	3,281	(29%)
Average Net Sales Prices [3]			
Gypsum Wallboard	$ 92.10	$ 99.17	(7%)
Cement [2]	85.59	96.03	(11%)
Recycled Paperboard	417.28	492.27	(15%)
Concrete	67.23	73.14	(8%)
Aggregates	6.29	6.57	(4%)
Operating Earnings			
Gypsum Wallboard	$ 1,383	$ 1,190	16%
Cement [2]	55,459	82,036	(32%)
Recycled Paperboard	14,805	16,581	(11%)
Concrete and Aggregates	1,835	4,595	(60%)
Other, net	3,161	3,602	(12%)
Operating Earnings	$ 76,643	$ 108,004	(29%)

(1) Gross revenue, before freight and delivery costs.
(2) Includes proportionate share of our Joint Venture.
(3) Net of freight and delivery costs.

Gypsum Wallboard Operations. Lower sales volumes and lower net sales prices during fiscal 2010 caused sales revenues to decline by 25% as compared to fiscal 2009. The decline in sales volume and average sales prices is primarily due to lower residential construction and the decline in commercial construction. Despite the decrease in revenue during fiscal 2010, operating earnings increased by 16% in fiscal 2010 as compared to fiscal 2009. This increase is primarily due to operating earnings of $3.4 million during the first quarter of fiscal 2010 as compared to an operating loss of $5.3 million during the first quarter of fiscal 2009. The loss in the first quarter of fiscal 2009 was due primarily to lower net sales prices, as well as increased operating expenses, namely natural gas, power and paper. Average net sales price increased for the remainder of fiscal 2009, in response to increased operating costs, before beginning to decline in the first quarter of fiscal 2010. Over the latter half of fiscal 2010, lower net sales prices and lower volumes resulted in lower operating earnings as compared to fiscal 2009.

Cement Operations. The decrease in revenues during fiscal 2010, as compared to fiscal 2009, is due primarily to the 13% decline in sales volume. The decline in demand adversely impacted average sales prices in all of our markets, resulting in a decline of 11% in average net sales price during fiscal 2010, as compared to fiscal 2009. The decline in average sales price and sales volume was most severe in our Texas and Mountain markets, which were more significantly impacted by the decline in oil well activity during fiscal 2010. The decline in revenues and sales volumes was the primary reason operating earnings declined by 32% in fiscal 2010, as compared to fiscal 2009. Operating costs remained relatively flat during fiscal 2010, as compared to fiscal 2009, with slight decreases in the cost of fuel and power and a slight increase in other purchased raw materials. Purchased cement costs also decreased; however, the percentage of purchased cement sold decreased to 2% of total cement sold in fiscal 2010 from 16% of total cement sold in fiscal 2009, with almost all of the purchased cement being sold by our joint venture.

Recycled Paperboard Operations. The decline in net revenue during fiscal 2010 as compared to fiscal 2009 is due primarily to the decline in sales volume and average sales price. The decline in the sales volume is due primarily to the decline in the gypsum wallboard market. During fiscal 2010, sales of gypsum paper declined to 51% of total paperboard sales from 62% during fiscal 2009. In addition to adversely impacting revenues, the decline in the volume of gypsum paper sold during fiscal 2010 adversely impacted the average net sales price, which declined 15% in fiscal 2010 as compared to fiscal 2009. Operating earnings decreased 11% in fiscal 2010 as compared to fiscal 2009, primarily due to the decline in revenues, as well as a change in the sales mix. The change in the sales mix resulted in less high-margin gypsum paper being sold in fiscal 2010 than in fiscal 2009, with more tons sold of lower margin containerboard and other paper. The impact of the decline in sales volume and average net sales price on operating earnings in fiscal 2010 was partially offset by lower operating expenses, namely fiber, electricity and natural gas.

Concrete and Aggregates Operations. A decline in sales volume was the primary reason revenue declined 31% during fiscal 2010, as compared to fiscal 2009. The decline in revenue also had an adverse impact on the average net sales prices of both concrete and aggregates, which declined 8% and 4%, respectively, in fiscal 2010 as compared to fiscal 2009. The decrease in revenues negatively impacted operating earnings during fiscal 2010, as did the decline in average net sales prices.

GENERAL OUTLOOK

Calendar 2009 was a very difficult year economically in the United States, and particularly in the building materials and construction products businesses. Despite the passage of the first time homebuyer tax credit, and the American Recovery and Reinvestment Act of 2009 (the "Act"), there was little increase in infrastructure spending, and commercial and residential construction activity continued to decline. The portion of the Act related to infrastructure is expected to have more impact in calendar 2010 as more infrastructure projects are approved and funded. Although we anticipate the administration will continue to address the current financial crisis throughout calendar 2010, there can be no assurance as to the actual impact that these legislative initiatives, or any other similar governmental programs, will have on our business, financial condition or results of operations.

The U.S. wallboard industry continues to be adversely impacted by the current downturn in the residential and commercial construction markets, resulting in industry capacity utilization declining to approximately 50%. The reduction in capacity utilization continues to negatively impact gypsum wallboard pricing. Wallboard consumption during calendar 2009, as reported by the Gypsum Association, decreased approximately 27% from consumption in calendar year 2008. We do not anticipate wallboard consumption to improve significantly during calendar 2010; however, we expect an increase in capacity utilization at our plants during fiscal 2011 due to the closing of the Bernalillo plant in December 2009.

In response to the uncertainty of gypsum wallboard paper demand, we continue to seek opportunities for sales in new markets as well as supplying product to the containerboard market. Fiber prices, which is our primary raw material, increased in price throughout fiscal 2010, primarily in response to the reduced supply of Old Cardboard Containers ("OCC"). We expect fiber prices, on average, to be greater in fiscal 2011 than in fiscal 2010; however, pricing is dependent on many factors. The expected cost of natural gas and electricity, two other significant cost components, are expected to remain consistent in fiscal 2011. There is a base rate increase scheduled for review at the Oklahoma Corporation Commission in July 2010. Pending the outcome, the production costs and operating earnings may be negatively impacted in fiscal 2011.

Cement demand in all U.S. regions continues to be impacted by decreasing residential housing construction, the softening of the commercial construction market and the expanding state government budget deficits, which are expected to hinder cement consumption during the remainder of calendar 2010. Cement consumption in the U.S. declined approximately 27% in calendar 2009 as compared to calendar 2008. The

U.S. cement industry continues to reduce imports of foreign cement with imports declining to approximately 10% of total consumption during calendar 2009, as compared to approximately 12% of total consumption in calendar 2008. We have also severely curtailed importing of cement, and do not anticipate increasing our imports meaningfully during the first half of calendar 2010. The United States government has included increased infrastructure spending as part of the stimulus package passed during the first quarter of calendar 2009; however, the effects of these expenditures are not anticipated to meaningfully impact the cement industry until second half of calendar 2010.

Similarly, we expect concrete and aggregate sales volumes to be depressed throughout the remainder of calendar 2010 in both of our markets as both residential and infrastructure spending remain soft, and any impact from the stimulus bill most likely will not be realized until latter half of calendar 2010.

Fiscal Year 2009 Compared to Fiscal Year 2008

	For the Years Ended March 31,		
	2009	2008	Change
	(in thousands, except per share)		
Revenues [1]	$ 751,326	$ 908,808	(17%)
Operating Costs [1]	(646,924)	(726,124)	(11%)
Other Income, net	3,602	1,530	135%
Operating Earnings	108,004	184,214	(41%)
Corporate General and Administrative	(16,901)	(18,756)	(10%)
Interest Expense, net	(28,920)	(21,074)	37%
Earnings Before Income Taxes	62,183	144,384	(57%)
Income Taxes	(20,419)	(46,616)	(56%)
Net Earnings	$ 41,764	$ 97,768	(57%)
Diluted Earnings per Share	$ 0.95	$ 2.12	(55%)

(1) Includes intersegment revenues and our proportionate share of our Joint Venture. See Footnote (E) to the Consolidated Financial Statements for more information.

Revenues. Consolidated revenues for fiscal 2009 decreased 17% from fiscal 2008, primarily due to lower sales volumes in all of our operating segments. The decline in sales volumes was due primarily to the downturn in the residential and commercial sectors, which continued to be adversely impacted by the decline in the overall economic environment in the United States. Additionally, the decline in sales volumes adversely impacted the average net sales prices in our Gypsum Wallboard and Concrete and Aggregates segments.

Operating Costs. Operating costs decreased during fiscal 2009, as compared to 2008, principally due to lower production in our gypsum wallboard and cement divisions. Additionally, certain operating costs declined, both in total and on a per unit basis, namely fiber in our recycled paperboard division, natural gas in our recycled paperboard and gypsum wallboard divisions, and transportation in our gypsum wallboard division.

Other Income, net. Included in net revenues are other income, which consists of a variety of items that are non-segment operating in nature and includes non-inventoried aggregates income, gypsum wallboard distribution center income, asset sales and other miscellaneous income and cost items. Net other income totaled $3.6 million for fiscal 2009 as compared to $1.5 million for fiscal 2008. The increase in other income during fiscal 2009 is due primarily to the $2.6 million gain on sale of railcars by our gypsum wallboard division.

Operating Earnings. Operating profit declined by 41% during fiscal 2009, as compared to fiscal 2008, primarily due to lower net revenues, as described above. The decline in net revenues was offset partially by the reduction in operating expenses.

Corporate General and Administrative. Corporate general and administrative expenses for fiscal 2009 were $16.9 million compared to $18.8 million for last fiscal year. Corporate general and administrative expense in 2009 includes approximately $4.0 million related to fiscal 2009 stock options awards, all of which were substantially expensed in fiscal 2009, offset by a gain on the early retirement of debt of approximately $4.4 million. The decrease in corporate general and administrative expense in fiscal 2009, as compared to fiscal 2008, was primarily the result of decreased incentive compensation and benefit costs due to lower operating earnings.

Interest Expense, Net. Net interest expense of $28.9 million for fiscal 2009 increased from the $21.1 million incurred in fiscal 2008. The increase in expense is related to increased borrowings during the period, primarily in connection with the $200 million private placement, which closed in October 2007, offset slightly by the early repayment of $100 million of private placement debt in February 2009. Interest expense in fiscal 2008 was positively impacted by the capitalization of interest related to the construction of our Georgetown, S.C. plant. This plant was completed in December 2007, at which time we ceased capitalizing interest.

Income Taxes. The effective tax rate for fiscal 2009 was 32.8%, which was relatively consistent with the tax rate of 32.3% during fiscal 2008.

Net Earnings and Diluted Earnings per Share. As a result of the foregoing, pre-tax earnings of $62.2 million in fiscal 2009 were 57% below fiscal 2008 pre-tax earnings of $144.4 million. Fiscal 2009 net earnings of $41.8 million decreased 57% from net earnings of $97.8 million in fiscal 2008. Diluted earnings per share in fiscal 2009 of $0.95 were 55% lower than the $2.12 for fiscal 2008.

The following table highlights certain operating information related to our four business segments:

	For the Years Ended March 31,		
	2009	2008	Percentage
	(in thousands, except net sales prices)		Change
Revenues [1]			
Gypsum Wallboard	$ 279,306	$ 342,550	(19%)
Cement [2]	289,436	345,223	(16%)
Recycled Paperboard	116,337	133,395	(13%)
Concrete and Aggregates	66,247	87,640	(24%)
Gross Revenues	$ 751,326	$ 908,808	(17%)
Sales Volume			
Gypsum Wallboard (MMSF)	2,102	2,395	(12%)
Cement (M Tons) [2]	2,825	3,425	(18%)
Recycled Paperboard (M Tons)	232	271	(14%)
Concrete (M Yards)	611	802	(24%)
Aggregates (M Tons)	3,281	3,754	(13%)
Average Net Sales Prices [3]			
Gypsum Wallboard	$ 99.17	$ 108.36	(8%)
Cement [2]	96.03	96.04	-
Recycled Paperboard	492.27	484.22	2%
Concrete	73.14	76.74	(5%)
Aggregates	6.57	6.96	(6%)
Operating Earnings			
Gypsum Wallboard	$ 1,190	$ 45,954	(97%)
Cement [2]	82,036	106,633	(23%)
Recycled Paperboard	16,581	17,022	(3%)
Concrete and Aggregates	4,595	13,075	(65%)
Other Income, net	3,602	1,530	135%
Operating Earnings	$ 108,004	$ 184,214	(41%)

[1] Gross revenue, before freight and delivery costs.
[2] Includes proportionate share of our Joint Venture.
[3] Net of freight and delivery costs.

Gypsum Wallboard Operations. The decrease in revenues during fiscal 2009, as compared to fiscal 2008, is due to lower sales volume and sales prices. Although the average net sales price for fiscal 2009 declined from the prior year, the average net sales price for fiscal 2009 exceeded the fiscal 2008 average net sales price during the second quarter of fiscal 2009 and stayed at this level for the remainder of the fiscal year. This increase in average net sales price was more than offset by the decline in sales volume as demand in the residential and commercial sectors continued to be impacted by the economic downturn. Wallboard operating margins decreased during fiscal 2009, as compared to fiscal 2008, primarily due to lower sales volumes and higher unit costs. The increase in unit costs during fiscal 2009, as compared to fiscal 2008, was primarily attributable to increased raw material and natural gas costs. In addition, the operating margins were impacted by a full year of costs at our Georgetown, South Carolina plant versus a partial year for fiscal 2008.

Cement Operations. The decrease in revenues during fiscal 2009, as compared to fiscal 2008, is due primarily to the 18% decline in sales volume. The decline in sales volume adversely impacted average sales prices in certain of our markets, although our average sales price was flat during fiscal 2009, as compared to fiscal 2008. The decline in average sales price and sales volume was more severe in our Illinois and Nevada markets, which were more significantly impacted by the economic slowdown experienced during fiscal 2009. The decline in revenues was the primary reason operating earnings declined by 16% in fiscal 2009, as compared to fiscal 2008. Operating costs remained relatively flat during fiscal 2009, as compared to fiscal 2008, with only slight increases in the cost of fuel and power. Purchased cement costs also increased slightly; however, the percentage of purchased cement sold decreased to 16% of total cement sold in fiscal 2009 from 19% of total cement sold in fiscal 2008, with the majority of the purchased cement being sold by our joint venture.

Recycled Paperboard Operations. Net revenues and sales volume decreased 14% during fiscal 2009, as compared to 2008, due to lower gypsum paper sales. During fiscal 2009, sales of gypsum paper declined to 62% of total paperboard sales from 73% during fiscal 2008. The increase in the average selling price per ton during fiscal 2009, as compared to 2008, is primarily due to the price escalators contained in our long-term sales agreement. Operating margins per ton increased 14% during fiscal 2009, as compared to 2008, due to the decline in unit costs combined with an increase in the average net selling price per ton. The decrease in unit costs during fiscal 2009 is primarily due to a 16% decrease in fiber costs as compared to fiscal 2008, offset by a 22% increase in electrical costs during fiscal 2009. The 3% decline in operating earnings during fiscal 2009, as compared to 2008, is due to lower gypsum paper sales, partially offset by the increased operating margin per ton. The decline in gypsum paper sales is due to the decline in the demand for gypsum wallboard, which resulted in increased production and sales of lower margin non-gypsum paperboard.

Concrete and Aggregates Operations. The decline in sales volumes during fiscal 2009, as compared to fiscal 2008, was the primary reason for the decline in revenues of the concrete and aggregates division. The decline in sales volumes also negatively impacted the net average sales prices, resulting in declines of 5% and 6% for the concrete and aggregates divisions, respectively, in fiscal 2009, as compared to fiscal 2008. The decrease in revenues negatively impacted operating earnings during fiscal 2009, as did a change in the sales mix of aggregates to lower margin road base, which comprise 55% of the total product sold in fiscal 2009 as compared to approximately 45% in fiscal 2008.

CRITICAL ACCOUNTING POLICIES

Certain of our critical accounting policies require the use of judgment in their application or require estimates of inherently uncertain matters. Although our accounting policies are in compliance with generally accepted accounting principles, a change in the facts and circumstances of the underlying transactions could significantly change the application of the accounting policies and the resulting financial statement impact. Listed below are those policies that we believe are critical and require the use of complex judgment in their application.

Impairment of Long-Lived Assets. We assess our long-lived assets, including mining and related assets, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. These evaluations for impairment are significantly impacted by estimates of revenues, costs and expenses, and in the case of our mining assets, changes in the costs and availability of extraction of our mineral assets and other factors. If these assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Goodwill. Goodwill is subject to an annual assessment at least annually for impairment by applying a fair-value-based test. We have elected to test for goodwill impairment in the first quarter of each calendar year. The goodwill impairment test is a two-step process, which requires management to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenues and profit forecasts and comparing those estimated fair values with the carrying value; a second step is performed, if necessary, to compute the amount of the impairment by determining an "implied fair value" of goodwill. Similar to the review for impairment of other long-lived assets, evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors.

Environmental Liabilities. Our operations are subject to state, federal and local environmental laws and regulations, which impose liability for clean up or remediation of environmental pollution and hazardous waste arising from past acts and require pollution control and prevention, site restoration and operating permits and/or approvals to conduct certain of its operations. We record environmental accruals when it is probable that a reasonably estimable liability has been incurred. Environmental remediation accruals are based on internal studies and estimates, including shared financial liability with third parties. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred.

Estimation of Reserves and Valuation Allowances. We evaluate the collectability of accounts receivable based on a combination of factors. In circumstances when we are aware of a specific customer's inability to meet its financial obligation to the Company, the balance in the reserve for doubtful accounts is evaluated, and if it is determined to be deficient, a specific amount will be added to the reserve. For all other customers, the reserve for doubtful accounts is determined by the length of time the receivables are past due or the customer's financial condition.

Income Taxes. In determining net income for financial statement purposes, we must make certain estimates and judgments in the calculation of tax provisions and the resultant tax liabilities, and in the recoverability of deferred tax assets that arise from temporary differences between the tax and financial statement recognition of revenue and expense.

In the ordinary course of business, there may be many transactions and calculations where the ultimate tax outcome is uncertain. The calculation of tax liabilities involves dealing with uncertainties in the application of complex tax laws. We recognize potential liabilities for anticipated tax audit issues in both the U.S. and state tax jurisdictions based on an estimate of the ultimate resolution of whether, and the extent to which, additional taxes will be due. Although we believe the estimates are reasonable, no assurance can be given that the final outcome of these matters will not be different than what is reflected in the historical income tax provisions and accruals.

As part of our process for preparing financial statements, we must assess the likelihood that our deferred tax assets can be recovered. If recovery is not likely, the provision for taxes must be increased by recording a reserve in the form of a valuation allowance for the deferred tax assets that are estimated not to be ultimately recoverable. In this process, certain relevant criteria are evaluated including the existence of deferred tax liabilities that can be used to absorb deferred tax assets, the taxable income in prior years that can be used to absorb net operating losses and credit carrybacks, and taxable income in future years. Our judgment regarding future taxable income may change due to market conditions, changes in U.S. tax laws and other factors. These changes, if any, may require material adjustments to the deferred tax assets and an accompanying reduction or increase in net income in the period when such determinations are made.

LIQUIDITY AND CAPITAL RESOURCES

Cash Flow.

The following table provides a summary of our cash flows:

	For the Fiscal Years Ended March 31,	
	2010	2009
	(dollars in thousands)	
Net Cash Provided by Operating Activities:	$ 64,566	$ 79,385
Investing Activities:		
Proceeds from Sale of Assets	-	3,996
Capital Expenditures and Other Investing Activities, net	(13,779)	(16,078)
Net Cash Used in Investing Activities	(13,779)	(12,082)
Financing Activities:		
Excess Tax Benefits – Share Based Payments	761	655
Increase (Decrease) in Notes Payable	(52,000)	55,000
Repayment of Long-term Debt	-	(95,000)
Dividends Paid	(17,471)	(30,441)
Proceeds from Stock Option Exercises	1,541	1,321
Net Cash Used in Financing Activities	(67,169)	(68,465)
Net Decrease in Cash	$ (16,382)	$ (1,162)

Cash flows from operating activities declined by $14.8 million during fiscal 2010 from fiscal 2009. This decrease was largely attributable to decreased net earnings, which declined by approximately $12.8 million, and our payment of a $29.3 million deposit to the IRS in relation to their audit of our 2004 – 2006 tax returns, as further discussed in the following paragraph. Decreases in operating assets and liabilities in fiscal 2010 are due primarily to the payment of $29.3 million deposit to the IRS, and an increase in accounts receivable due to increased notes receivable during the fiscal year. Decreases in operating assets and liabilities in fiscal 2009 are due primarily to decreased accounts payable, due to lower purchased cement and fiber costs.

The IRS issued its Exam Report and Notice of Proposed Adjustment to the Company in February 2010 that proposes to disallow a portion of the depreciation deductions claimed by the Company during fiscal years ended March 31, 2004, 2005 and 2006. The adjustment proposed by the IRS, if sustained, would result in additional federal income taxes of approximately $31.8 million, plus penalties of $8.7 million and applicable interest, and would result in additional state income taxes, including applicable interest and penalties. The Company is expecting a notice of deficiency (a 90 day letter) and will resort to the courts for a final determination. The Company paid the IRS a deposit related to the audits of the 2004-2006 tax returns of approximately $29.3 million during March 2010, including $18.1 million in federal income taxes, the $3.7 million for penalties and $7.5 million of interest, to avoid imposition of the large corporate tax underpayment interest rates. See Notes (F) and (G) of the Notes to the Consolidated Financial Statements.

Net cash used in investing activities was fairly consistent in fiscal 2010 and fiscal 2009, and consisted primarily of maintenance capital expenditures.

Net cash used in financing activities decreased slightly to $67.2 million during fiscal 2010, as compared to $68.5 million during fiscal 2009. This slight difference is primarily due to our repaying approximately $12.0 million more in debt during fiscal 2010 than during fiscal 2009, offset by a decrease in dividends paid during fiscal 2010 of approximately $13.0 million. Our debt-to-capitalization ratio and net-debt-to-capitalization ratio declined to 40.5% and 40.4%, respectively, at March 31, 2010 as compared to 45.3% and 44.1%, respectively, at March 31, 2009.

Working capital at March 31, 2010, was $89.4 million compared to $111.0 million at March 31, 2009, primarily due to increased accounts payable and decreased cash, offset slightly by an increase in accounts and notes receivable. We do not have any material contractual obligations related to long-term capital projects at March 31, 2010. We were in compliance at March 31, 2010 with all the terms and covenants of our credit agreements.

Debt Financing Activities.

We entered into a $350.0 million credit facility on December 16, 2004. On June 30, 2006, we amended the Bank Credit Facility (the "Bank Credit Facility") to extend the expiration date from December 2009 to June 2011, and to reduce the borrowing rates and commitment fees. Borrowings under the Bank Credit Facility are guaranteed by all major operating subsidiaries of the Company. Outstanding principal amounts on the Bank Credit Facility bear interest at a variable rate equal to LIBOR, plus an agreed margin (ranging from 55 to 150 basis points), which is to be established quarterly based upon the Company's ratio of consolidated EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, to its consolidated indebtedness. Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Our Bank Credit Facility contains customary covenants that restrict our ability to incur additional debt, encumber our assets, sell assets, make or enter into certain investments, loans or guaranties and enter into sale and leaseback arrangements. The Bank Credit Facility also requires us to maintain a consolidated funded indebtedness ratio (consolidated indebtedness to earnings before interest, taxes, depreciation and amortization) of 3.5 or less and an interest coverage ratio (consolidated earnings before interest and taxes to interest expense) of at least 2.5. The Bank Credit Facility also limits our ability to make certain restricted payments, such as paying cash dividends; however, there are several exceptions to this restriction, including: (i) the Company may pay cash dividends in an aggregate amount of up to $50.0 million each fiscal year if no default exists or would result therefrom; and (ii) the Company may make restricted payments not otherwise permitted so long as no default would result therefrom and our consolidated funded indebtedness ratio does not exceed 3.0. Subsequent to our purchase of $15.0 million of our Senior Notes, we have $324.3 million of borrowings available under the Bank Credit Facility.

We entered into a Note Purchase Agreement on November 15, 2005 (the "2005 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2005A Senior Notes (the "Series 2005A Senior Notes") in a private placement transaction. The Series 2005A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in three tranches on November 15, 2005. On February 5, 2009, we repurchased $7.0 million in principal of the Series 2005A Senior Notes for $6.7 million, and on April 10, 2010 we repurchased an additional $15 million in principal at par value of these same notes. Following these repurchases, the amounts outstanding for each of the three tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 38.6 million	November 15, 2012	5.25%
Tranche B	$ 77.2 million	November 15, 2015	5.38%
Tranche C	$ 77.2 million	November 15, 2017	5.48%

Interest for each tranche of Notes is payable semi-annually on May 15 and November 15 of each year until all principal is paid for the respective tranche.

We entered into an additional Note Purchase Agreement on October 2, 2007 (the "2007 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2007A Senior Notes (the "Series 2007A Senior Notes") in a private placement transaction. The Series 2007A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in four tranches on

October 2, 2007. On February 5, 2009, we repurchased $93.0 million in principal of the Series 2007A Senior Notes for $88.3 million, leaving $107.0 million outstanding. Following the repurchase, the amounts outstanding for each of the four tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 9.5 million	October 2, 2014	6.08%
Tranche B	$ 11.0 million	October 2, 2016	6.27%
Tranche C	$ 50.0 million	October 2, 2017	6.36%
Tranche D	$ 36.5 million	October 2, 2019	6.48%

Interest for each tranche of Notes is payable semi-annually on April 2 and October 2 of each year until all principal is paid for the respective tranche.

Our obligations under the 2005 Note Purchase Agreement and the 2007 Note Purchase Agreement (collectively referred to as the "Note Purchase Agreements") and the Series 2005A Senior Notes and the Series 2007A Senior Notes (collectively referred to as "the Senior Notes") are equal in right of payment with all other senior, unsecured debt of the Company, including our debt under the Bank Credit Facility. The Note Purchase Agreements contain customary restrictive covenants, including covenants that place limits on our ability to encumber our assets, to incur additional debt, to sell assets, or to merge or consolidate with third parties, as well as certain cross covenants with the Bank Credit Facility.

Other than the Bank Credit Facility, we have no other source of committed external financing in place. In the event the Bank Credit Facility was terminated, no assurance can be given as to our ability to secure a new source of financing. Consequently, if a balance was outstanding on the Bank Credit Facility at the time of termination, and an alternative source of financing cannot be secured, it would have a material adverse impact on us. None of our debt is rated by the rating agencies.

We do not have any off balance sheet debt except for operating leases. Also, we have no outstanding debt guarantees. We have available under the Bank Credit Facility a $25 million Letter of Credit Facility. At March 31, 2010, we had $7.7 million of letters of credit outstanding, that renew annually. We are contingently liable for performance under $8.8 million in performance bonds relating primarily to our mining operations.

We believe that our cash flow from operations and available borrowings under our Bank Credit Facility should be sufficient to meet our currently anticipated operating needs, capital expenditures and dividend and debt service requirements for at least the next twelve months. However, our future liquidity and capital requirements may vary depending on a number of factors, including market conditions in the construction industry, our ability to maintain compliance with covenants in our Bank Credit Facility, the level of competition and general and economic factors beyond our control. We cannot predict what effect these factors will have on our future liquidity. We have begun the process of extending our existing Bank Credit Facility, or entering into a new Bank Credit Facility, which process we believe will be completed before the expiration of the existing Bank Credit Facility. These and other developments could reduce our cash flow or require that we seek additional sources of funding. For additional information on factors impacting our liquidity and capital resources, please refer to Part I, Item 1A, "Risk Factors" above.

Cash Used for Share Repurchases and Stock Repurchase Program.

See table under Item 5. "Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities" on page 20 for additional information.

On November 7, 2006, we announced that our Board of Directors authorized the repurchase of an additional 5,156,800 shares of common stock, raising our repurchase authorization to approximately 6,000,000 shares, of which 717,300 remained available at March 31, 2010. Share repurchases may be made from time-to-time in the open market or in privately negotiated transactions. The timing and amount of any repurchases of shares will be determined by the Company's management, based on its evaluation of market and economic conditions and other factors. Repurchases may also be effected pursuant to plans or instructions that meet the requirements of Rule 10b5-1 under the Securities Exchange Act of 1934. We did not repurchase any shares during the fiscal years ended March 31, 2010 and 2009. We repurchased 4,778,500 shares of Common Stock at a cost of $176.9 million during the fiscal year ended March 31, 2008.

Dividends.

Dividends paid in fiscal years 2010 and 2009 were $17.5 million and $30.4 million, respectively. During November 2008, we announced a decrease in our annual dividend from $0.80 to $0.40 per share, beginning with the February 2009 dividend payment. Each quarterly dividend payment is subject to review and approval by our Board of Directors, and we will continue to evaluate our dividend payment amount on an ongoing basis.

Capital Expenditures.

The following table compares capital expenditures:

	For the Fiscal Years Ended March 31,	
	2010	2009
	(dollars in thousands)	
Land and Quarries	$ 6,067	$ 366
Plants	5,105	11,909
Buildings, Machinery and Equipment	2,607	3,803
Total Capital Expenditures	$ 13,779	$ 16,078

Historically, we have financed such expenditures with cash from operations and borrowings under our revolving credit facility. Capital expenditures in fiscal 2010 and fiscal 2009 were primarily related to necessary replacements and upgrading of equipment, as well as acquisitions of additional reserves. We expect capital expenditures during fiscal 2011 to be consistent with the amount spent in fiscal 2010.

Contractual and Other Obligations.

The Company has certain contractual obligations arising from indebtedness, operating leases and purchase obligations. Future payments due, aggregated by type of contractual obligation are set forth as follows:

	Payments Due by Period				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
	(dollars in thousands)				
Contractual Obligations:					
Long-term Debt/Notes Payable	$ 303,000	$ -	$ 56,600	$ 97,700	$ 148,700
Operating Leases	14,531	1,314	647	900	11,670
Purchase Obligations	70,637	4,690	11,797	11,250	42,900
Total	$ 388,168	$ 6,004	$ 69,044	$ 109,850	$ 203,270

Purchase obligations are non-cancelable agreements to purchase coal, natural gas and synthetic gypsum, to pay royalty amounts and capital expenditure commitments. Additionally, we are subject to potential tax liabilities of approximately $83.9 million. We have paid cash deposits of $45.7 towards this liability at March 31, 2010; therefore, we potentially may owe an additional $38.2 million in the next 1 to 5 year period. See Notes (D), (F) and (G) of the Notes to the Consolidated Financial Statements for more information.

Based on our current actuarial estimates, we anticipate making contributions of approximately $1.0 to $1.5 million to our defined benefit plans for fiscal year 2010.

Inflation and Changing Prices.

The Consumer Price Index rose approximately 2.7% in calendar 2009, 0.1% in 2008, and 4.1% in 2007. Prices of materials and services, with the exception of power, natural gas, coal, petroleum coke, and transportation freight, have remained relatively stable over the three year period. During fiscal 2010, the Consumer Price Index for energy declined approximately 5.4%, but increased for transportation by 3.9%. Strict cost control and improved productivity in our cement and paperboard segments in fiscal 2010 has minimized the impact of inflation on our operations, while our other segments remain more exposed to inflationary changes. The ability to increase sales prices to cover future increases varies with the level of activity in the construction industry, the number, size, and strength of competitors and the availability of products to supply a local market.

GENERAL OUTLOOK

See "General Outlook" within Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations on pages 26- 27.

RECENT ACCOUNTING PRONOUNCEMENTS

See Note (A) to the Notes to the Consolidated Financial Statements on pages 41-46.

FORWARD-LOOKING STATEMENTS

Certain information included in this report or in other materials we have filed or will file with the SEC, as well as information included in oral statements or other written statements made or to be made by us, contains or may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the Private Litigation Reform Act of 1995. Forward-looking statements may be identified by the context of the statement and generally arise when we are discussing our beliefs, estimates or expectations. From time to time, forward-looking statements also are included in our other periodic reports on Forms 10-K, 10-Q and 8-K, press releases and presentations, on our web site and in other material released to the public. We specifically disclaim any duty to update any of the information set forth in this report, including any forward-looking statements. Forward-looking statements are made based on management's current expectations and beliefs concerning future events and, therefore, involve a number of risks and uncertainties. Management cautions that forward-looking statements are not guarantees, and our actual results could differ materially from those expressed or implied in the forward looking statements. See Item 1A for a more detailed discussion of specific risks and uncertainties.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to market risks related to fluctuations in interest rates on our Bank Credit Facility. From time-to-time we have utilized derivative instruments, including interest rate swaps, in conjunction with our overall strategy to manage the debt outstanding that is subject to changes in interest rates. At March 31, 2010 outstanding borrowings under the Bank Credit Facility totaled $3.0 million. At present, we do not utilize derivative financial instruments.

We are subject to commodity risk with respect to price changes principally in coal, coke, natural gas and power. We attempt to limit our exposure to changes in commodity prices by entering into contracts or increasing use of alternative fuels.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Financial Information

Index to Financial Statements and Related Information | Page

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Earnings
(dollars in thousands, except share and per share data)

	For the Years Ended March 31,		
	2010	2009	2008
Revenues	$ 467,905	$ 598,580	$ 748,023
Cost of Goods Sold	418,580	526,604	599,321
Gross Profit	49,325	71,976	148,702
Equity in Earnings of Unconsolidated Joint Venture	24,157	32,426	33,982
Other Income	3,161	3,602	1,530
Operating Earnings	76,643	108,004	184,214
Corporate General and Administrative Expense	(15,886)	(16,901)	(18,756)
Earnings before Interest and Income Taxes	60,757	91,103	165,458
Interest Expense, Net	(21,460)	(28,920)	(21,074)
Earnings before Income Taxes	39,297	62,183	144,384
Income Taxes	(10,347)	(20,419)	(46,616)
Net Earnings	$ 28,950	$ 41,764	$ 97,768
EARNINGS PER SHARE			
Basic	$ 0.66	$ 0.96	$ 2.15
Diluted	$ 0.66	$ 0.95	$ 2.12
AVERAGE SHARES OUTSTANDING			
Basic	43,684,942	43,486,728	45,557,094
Diluted	44,038,401	43,879,416	46,145,219
CASH DIVIDENDS PER SHARE	$ 0.40	$ 0.60	$ 0.80

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Balance Sheets
(dollars in thousands)

	March 31,	
	2010	2009
ASSETS		
Current Assets -		
Cash and Cash Equivalents	$ 1,416	$ 17,798
Accounts and Notes Receivable, net	49,721	44,261
Inventories	105,871	107,063
Prepaid and Other Assets	4,266	6,161
Total Current Assets	161,274	175,283
Property, Plant and Equipment -	1,100,590	1,088,597
Less: Accumulated Depreciation	(468,121)	(419,669)
Property, Plant and Equipment, net	632,469	668,928
Notes Receivable	10,586	6,301
Investment in Joint Venture	33,928	39,521
Goodwill and Intangible Assets	152,175	152,812
Other Assets	23,344	23,823
	$ 1,013,776	$ 1,066,668
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities -		
Accounts Payable	$ 27,840	$ 19,645
Accrued Liabilities	44,044	44,604
Total Current Liabilities	71,884	64,249
Long-term Debt	303,000	355,000
Other Long-term Liabilities	67,946	97,104
Deferred Income Taxes	125,584	122,488
Total Liabilities	568,414	638,841
Stockholders' Equity –		
Preferred Stock, Par Value $0.01; Authorized 5,000,000 Shares; None Issued	-	-
Common Stock, Par Value $0.01; Authorized 100,000,000 Shares; Issued and Outstanding 43,830,794 and 43,589,775 Shares, respectively.	438	436
Capital in Excess of Par Value	14,723	11,166
Accumulated Other Comprehensive Losses	(3,518)	(6,040)
Retained Earnings	433,719	422,265
Total Stockholders' Equity	445,362	427,827
	$ 1,013,776	$ 1,066,668

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(dollars in thousands)

	For the Years Ended March 31,		
	2010	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES			
Net Earnings	$ 28,950	$ 41,764	$ 97,768
Adjustments to Reconcile Net Earnings to Net Cash Provided by Operating Activities, Net of Effect of Non-Cash Activity -			
Depreciation, Depletion and Amortization	50,781	51,232	44,850
Gain on Sale of Property, Plant and Equipment	(2,510)	(2,536)	-
Gain on Purchase of Debt, net	-	(4,763)	-
Deferred Income Tax Provision	1,201	5,769	1,414
Stock Compensation Expense	2,825	9,192	5,949
Equity in Earnings of Unconsolidated Joint Venture	(24,157)	(32,426)	(33,982)
Excess Tax Benefits from Share Based Payment Arrangements	(761)	(655)	(2,848)
Distributions from Joint Venture	29,750	33,000	37,750
Changes in Operating Assets and Liabilities:			
Accounts and Notes Receivable	(7,008)	19,673	15,521
Inventories	1,192	(8,346)	(19,809)
Accounts Payable and Accrued Liabilities	(16,026)	(33,944)	(10,658)
Other Assets	682	(1,965)	(3,508)
Income Taxes Payable	(353)	3,390	(27,695)
Net Cash Provided by Operating Activities	64,566	79,385	104,752
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to Property, Plant and Equipment	(13,779)	(16,078)	(96,857)
Proceeds from Sale of Property, Plant and Equipment	-	3,996	-
Net Cash Used in Investing Activities	(13,779)	(12,082)	(96,857)
CASH FLOWS FROM FINANCING ACTIVITIES			
Excess Tax Benefits from Share Based Payment Arrangements	761	655	2,848
Increase (Decrease) in Bank Credit Facility	(52,000)	55,000	-
Proceeds from (Repayment of) Senior Notes	-	(95,000)	200,000
Dividends Paid to Stockholders	(17,471)	(30,441)	(35,600)
Retirement of Common Stock	-	-	(176,895)
Proceeds from Stock Option Exercises	1,541	1,321	3,497
Net Cash Used in Financing Activities	(67,169)	(68,465)	(6,150)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(16,382)	(1,162)	1,745
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	17,798	18,960	17,215
CASH AND CASH EQUIVALENTS AT END OF PERIOD	$ 1,416	$ 17,798	$ 18,960

See notes to consolidated financial statements.

Eagle Materials Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity
(dollars in thousands)

	Common Stock	Capital in Excess of Par Value	Retained Earnings	Accumulated Other Comprehensive Losses	Total
Balance March 31, 2007	$ 479	$ -	$ 546,417	$ (850)	$ 546,046
Net Earnings	-	-	97,768	-	97,768
Stock Option Exercises	3	3,494	-	-	3,497
Tax Benefit-Stock Option Exercise	-	2,848	-	-	2,848
Dividends to Stockholders	-	-	(35,900)	-	(35,900)
Stock Compensation Expense	-	5,949	-	-	5,949
Retirement of Common Stock	(48)	(12,291)	(164,556)	-	(176,895)
Cumulative effect of the adoption of FIN 48	-	-	(37,108)	-	(37,108)
Increase in Unfunded Pension Liability			-	(518)	(518)
Balance March 31, 2008	$ 434	$ -	$ 406,621	$ (1,368)	$ 405,687
Net Earnings	-	-	41,764	-	41,764
Stock Option Exercises	2	1,319	-	-	1,321
Tax Benefit-Stock Option Exercise	-	655	-	-	655
Dividends to Stockholders	-	-	(26,120)	-	(26,120)
Stock Compensation Expense	-	9,192	-	-	9,192
Increase in Unfunded Pension Liability	-	-	-	(4,672)	(4,672)
Balance March 31, 2009	$ 436	$ 11,166	$ 422,265	$ (6,040)	$ 427,827
Net Earnings	-	-	28,950	-	28,950
Stock Option Exercises	2	1,539	-	-	1,541
Tax Loss-Stock Option Exercise	-	(807)	-	-	(807)
Dividends to Stockholders	-	-	(17,496)	-	(17,496)
Stock Compensation Expense	-	2,825	-	-	2,825
Decrease in Unfunded Pension Liability	-	-	-	2,522	2,522
Balance March 31, 2010	$ 438	$ 14,723	$ 433,719	$ (3,518)	$ 445,362

See notes to consolidated financial statements.

(A) Significant Accounting Policies

Basis of Presentation –

The consolidated financial statements include the accounts of Eagle Materials Inc. and its majority-owned subsidiaries ("EXP" or the "Company"), which may be referred to as "our", "we", or "us". All intercompany balances and transactions have been eliminated. EXP is a holding company whose assets consist of its investments in its subsidiaries, joint venture, intercompany balances and holdings of cash and cash equivalents. The businesses of the consolidated group are conducted through EXP's subsidiaries. The Company conducts one of its cement plant operations through a joint venture, Texas Lehigh Cement Company L.P., which is located in Buda, Texas (the "Joint Venture"). Investments in the Joint Venture and affiliated companies owned 50% or less are accounted for using the equity method of accounting. The Equity in Earnings of Unconsolidated Joint Venture has been included for the same period as our March 31 year end.

The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

We evaluated all events or transactions that occurred after March 31, 2010 through the filing of these financial statements.

Reclassifications –

We have changed the presentation of our income statement to more closely reflect the format used by other registrants in our industry. This change resulted in disclosure of consolidated revenues and cost of sales instead of by segment, and has included such subtotals as Earnings before Interest and Taxes and Earnings before Taxes, which are also consistent with the presentation of those of our competitors. Additionally, certain prior period reclassifications have been made to conform to the current period presentation.

Cash and Cash Equivalents –

Cash equivalents include short-term, highly liquid investments with original maturities of three months or less and are recorded at cost, which approximates market value.

Accounts and Notes Receivable –

Accounts and notes receivable have been shown net of the allowance for doubtful accounts of $3.7 million at both March 31, 2010 and 2009. We perform ongoing credit evaluations of our customers' financial condition and generally require no collateral from our customers. The allowance for non-collection of receivables is based upon analysis of economic trends in the construction industry, detailed analysis of the expected collectability of accounts receivable that are past due and the expected collectability of overall receivables. We have no significant credit risk concentration among our diversified customer base.

Notes receivable at March 31, 2010 bear interest, on average, at the prime rate plus 1.5%, and are payable in quarterly installments of approximately $0.5 million. Remaining unpaid amounts, plus accrued interest, mature on various dates between 2011and 2017. The notes are collateralized by certain assets of the borrowers, namely property and equipment. The current portion of notes receivable was $1.8 million and $1.1 million at March 31, 2010 and 2009, respectively. The weighted-average interest rate at March 31, 2010 and 2009 was 4.4% and 3.9%, respectively.

Inventories –

Inventories are stated at the lower of average cost (including applicable material, labor, depreciation, and plant overhead) or market. Inventories consist of the following:

	March 31,	
	2010	2009
	(dollars in thousands)	
Raw Materials and Materials-in-Progress	$ 33,092	$ 32,580
Gypsum Wallboard	5,587	9,622
Finished Cement	11,639	11,303
Aggregates	12,691	11,684
Paperboard	1,789	4,142
Repair Parts and Supplies	38,743	36,429
Fuel and Coal	2,330	1,303
	$ 105,871	$ 107,063

Property, Plant and Equipment –

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized and depreciated. Repairs and maintenance are expensed as incurred. Depreciation is provided on a straight-line basis over the estimated useful lives of depreciable assets and totaled $49.7 million, $50.0 million and $43.6 million for the years ended March 31, 2010, 2009 and 2008, respectively. Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method. Costs and accumulated depreciation applicable to assets retired or sold are eliminated from the accounts and any resulting gains or losses are recognized at such time. The estimated lives of the related assets are as follows:

Plants	20 to 30 years
Buildings	20 to 40 years
Machinery and Equipment	3 to 25 years

We periodically evaluate whether current events or circumstances indicate that the carrying value of our depreciable assets may not be recoverable. At March 31, 2010 and 2009, management believes no events or circumstances indicate that the carrying value may not be recoverable.

Impairment or Disposal of Long-Lived Assets –

We evaluate the recoverability of our long-lived assets and certain identifiable intangibles, such as permits and customer contracts, for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets, such as plants, buildings and machinery and equipment, including mining assets, is measured by comparing the carrying amount of an asset to future undiscounted net cash flows expected to be generated by the asset. Such evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends in the construction sector and other factors. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds their fair value. Assets to be disposed of by sale are reflected at the lower of their carrying amount or fair value less cost to sell.

Goodwill and Intangible Assets –

Goodwill. Goodwill is subject to at least an annual assessment for impairment by applying a fair-value-based test. We have elected to test for goodwill impairment in the first quarter of each calendar year. The goodwill impairment test is a two-step process, which requires us to make judgments in determining what assumptions to use in the calculation. The first step of the process consists of estimating the fair value of each reporting unit based on a discounted cash flow model using revenues and profit forecasts and comparing those estimated fair values with the carrying value; a second step is performed, if necessary, to compute the amount of the impairment by determining an "implied fair value" of goodwill. Similar to the review for impairment of other long-lived assets, evaluations for impairment are significantly impacted by estimates of future prices for our products, capital needs, economic trends and other factors. Given the relative weakness in gypsum wallboard pricing, coupled with the slowdown in residential housing, we expect to perform impairment tests at the end of each quarter on our gypsum wallboard assets and related goodwill during fiscal 2011, unless we determine that impairment loss is not reasonably likely to occur.

	March 31, 2010			
	Amortization Period	Cost	Accumulated Amortization	Net
		(dollars in thousands)		
Intangible Assets Subject to Amortization:				
Customer contracts	15 years	$ 1,300	$ (809)	$ 491
Permits	40 years	22,000	(2,831)	19,169
Goodwill		132,515	-	132,515
Total intangible assets and goodwill		$ 155,815	$ (3,640)	$ 152,175

	March 31, 2009			
	Amortization Period	Cost	Accumulated Amortization	Net
		(dollars in thousands)		
Intangible Assets Subject to Amortization:				
Customer contracts	15 years	$ 1,300	$ (723)	$ 577
Permits	40 years	22,000	(2,280)	19,720
Goodwill		132,515	-	132,515
Total intangible assets and goodwill		$ 155,815	$ (3,003)	$ 152,812

Amortization expense of intangibles was $0.6 million for each of the years ended March 31, 2010, 2009 and 2008.

Other Assets –

Other assets are primarily composed of loan fees and financing costs, deferred expenses, and deposits.

Income Taxes –

Income taxes are accounted for using the asset and liability method. Deferred taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. In addition, we recognize future tax benefits to the extent that such benefits are more likely than not to be realized.

Stock Repurchases –

Our Board of Directors has approved the repurchase of a cumulative total of 31,610,605 shares, of which approximately 717,300 shares remain available for repurchase at March 31, 2010. We did not repurchase any shares during the years ended March 31, 2010 and 2009. We repurchased and retired 4,778,500 shares of Common Stock at a cost of $176.9 million during the year ended March 31, 2008.

Revenue Recognition –

Revenue from the sale of cement, gypsum wallboard, paperboard, concrete and aggregates is recognized when title and ownership are transferred upon shipment to the customer. Fees for shipping and handling are recorded as revenue, while costs incurred for shipping and handling are recorded as expenses.

We classify amounts billed to customers for freight as revenues and freight costs as cost of goods sold, respectively, in the Consolidated Statements of Earnings. Approximately $59.1 million, $82.6 million and $101.7 million were classified as cost of goods sold in the years ended March 31, 2010, 2009 and 2008, respectively.

Other income includes lease and rental income, asset sale income, non-inventoried aggregates sales income, distribution center income and trucking income as well as other miscellaneous revenue items and costs which have not been allocated to a business segment.

Comprehensive Income/Losses –

A summary of comprehensive income for the fiscal years ended March 31, 2010, 2009 and 2008 is presented below:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Net Earnings	$ 28,950	$ 41,764	$ 97,768
Other Comprehensive Income , net of tax:			
Pension Plan Actuarial Gain (Loss), net of tax	2,522	(4,672)	(518)
Comprehensive Income	$ 31,472	$ 37,092	$ 97,250

As of March 31, 2010, we have an accumulated other comprehensive loss of $3.5 million, which is net of income taxes of $1.8 million, in connection with recognizing the difference between the fair value of the pension assets and the projected benefit obligation.

Consolidated Cash Flows – Supplemental Disclosures –

Interest payments made during the years ended March 31, 2010, 2009 and 2008 were $21.4 million, $26.9 million and $15.6 million, respectively.

We made net payments of $6.8 million, $12.8 million and $73.5 million for federal and state income taxes in the years ended March 31, 2010, 2009 and 2008, respectively.

Statements of Consolidated Earnings – Supplemental Disclosures –

Selling, general and administrative expenses of the operating units are included in Cost of Goods Sold on the Consolidated Statements of Earnings. Corporate general and administrative ("G&A") expenses include administration, financial, legal, employee benefits and other corporate activities and are shown separately in the consolidated statements of earnings. Corporate G&A also includes stock compensation expense. See Note (I) for more information. See Note (D) for more information regarding the net gain on purchase of long-term debt.

Total selling, general and administrative expenses for each of the periods are summarized as follows:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Operating Units Selling, G&A	$ 29,064	$ 30,493	$ 37,143
Corporate G&A	15,866	21,304	18,756
Net Gain on Purchase of Long-term Debt	-	(4,403)	-
	$ 44,930	$ 47,394	$ 55,899

Maintenance and repair expenses are included in each segment's costs and expenses. The Company incurred $38.9 million, $49.5 million and $58.2 million in the years ended March 31, 2010, 2009 and 2008, respectively.

Earnings Per Share –

	For the Years Ended March 31,		
	2010	2009	2008
Weighted-Average Shares of Common Stock Outstanding	43,684,942	43,486,728	45,557,094
Common Equivalent Shares:			
Assumed Exercise of Outstanding Dilutive Options	1,026,667	846,935	1,341,693
Less Shares Repurchased from Proceeds of Assumed Exercised Options[(1)]	(745,235)	(559,663)	(820,276)
Restricted Stock Units	72,027	105,416	66,708
Weighted-Average Common and Common Equivalent Shares Outstanding	44,038,401	43,879,416	46,145,219

[(1)] Includes unearned compensation related to outstanding stock options.

There were 2,738,219, 2,865,700 and 1,631,037 stock options at an average exercise price of $39.15, $38.70 and $47.11 that were excluded from the computation of diluted earnings per share for the years ended March 31, 2010, 2009 and 2008, respectively, because such inclusion would have been anti-dilutive.

Fair Value Measures

Certain assets and liabilities are required to be recorded at fair value. The estimated fair values of those assets and liabilities have been determined using market information and valuation methodologies. Changes in assumptions or estimation methods could affect the fair value estimates; however, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices for identical assets and liabilities in active markets.

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

New Accounting Standards –

Effective with the quarter ended December 31, 2009, we adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification Topic 105, "Generally Accepted Accounting Principles" (ASC 105). ASC 105 establishes the FASB Accounting Standards Codification ("Codification") as the source of authoritative accounting principles recognized by the FASB to be applied by non-governmental entities in the preparation of financial statements in conformity with generally accepted accounting principles (GAAP) in the United States. The FASB will make all future changes to guidance in the Codification by issuing Accounting Standards Updates. The Codification also provides that rules and interpretive releases of the U. S. Securities and Exchange Commission (SEC) issued under the authority of federal securities laws will continue to be sources of authoritative GAAP for SEC registrants. The Codification does not create any new GAAP standards but incorporates existing accounting and reporting standards into a new topical structure so that users can more easily access authoritative accounting guidance. Therefore, we have updated all references to authoritative standards to be consistent with those set forth in the Codification. The adoption of ASC 105 had no impact on our consolidated financial position, results of operations or cash flows.

(B) Property, Plant and Equipment

Cost by major category and accumulated depreciation are summarized as follows:

	March 31,	
	2010	2009
	(dollars in thousands)	
Land and Quarries	$ 68,472	$ 62,782
Plants	949,873	946,327
Buildings, Machinery and Equipment	78,911	77,193
Construction in Progress	3,334	2,295
	1,100,590	1,088,597
Accumulated Depreciation	(468,121)	(419,669)
	$ 632,469	$ 668,928

Included in Property, Plant and Equipment are $35.8 and $38.6 million of mining and related assets (net of accumulated depreciation) at March 31, 2010 and 2009, respectively.

(C) Accrued Expenses

Accrued expenses at March 31, 2010 and 2009 consist of the following:

	March 31,	
	2010	2009
	(dollars in thousands)	
Payroll and Incentive Compensation	$ 8,507	$ 10,813
Benefits	8,436	9,152
Interest	7,310	7,310
Insurance	6,384	5,665
Property Taxes	3,976	3,915
Other	9,431	7,749
	$ 44,044	$ 44,604

(D) Indebtedness

Long-term debt consists of the following:

	As of	
	March 31, 2010	March 31, 2009
	(dollars in thousands)	
Bank Credit Facility	$ 3,000	$ 55,000
Senior Notes	300,000	300,000
	$ 303,000	$ 355,000

The weighted-average interest rate of Senior Notes during fiscal 2010 and 2009 was 5.7% and 5.9%, respectively. The weighted average interest rate of Senior Notes was 5.7% at March 31, 2010 and 2009, and subsequent to our repurchase of Senior Notes on April 5, 2010 our weighted average interest rate is 5.8%.

The weighted-average interest rate of bank debt borrowings during fiscal 2010, 2009 and 2008 was 1.6%, 2.4% and 6.9%, respectively. The interest rate on the bank debt was 1.5% and 1.7% at March 31, 2010 and 2009, respectively.

On April 5, 2010, we accepted for repurchase $15.0 million in aggregate principal amount of our Series 2005A Senior Notes at par value, plus accrued interest of $0.3 million. The purchase of the Senior Notes was funded through borrowings under our Bank Credit Facility.

Subsequent to the repurchase of Senior Notes on April 5, 2010, our maturities of long-term debt during the next five fiscal years are as follows:

Fiscal Year	Amount
2011	$ -
2012	18,000
2013	38,600
2014	-
2015	9,500
Thereafter	236,900
Total	$ 303,000

The impact of the repurchase was to increase amounts due in 2012 by $15 million, and reduce amounts due after 2015 by the same amount.

Senior Notes -

We entered into a Note Purchase Agreement on November 15, 2005 (the "2005 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2005A Senior Notes (the "Series 2005A Senior Notes") in a private placement transaction. The Series 2005A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in three tranches on November 15, 2005. On February 5, 2009, we repurchased $7.0 million in principal of the Series 2005A Senior Notes for $6.7 million, and on April 5, 2010 we repurchased an additional $15.0 million in principal at par value from Tranche C of these same notes. Following these repurchases, the amounts outstanding for each of the three tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 38.6 million	November 15, 2012	5.25%
Tranche B	$ 77.2 million	November 15, 2015	5.38%
Tranche C	$ 62.2 million	November 15, 2017	5.48%

Interest for each tranche of Notes is payable semi-annually on the 15th day of May and the 15th day of November of each year until all principal is paid for the respective tranche.

We entered into an additional Note Purchase Agreement on October 2, 2007 (the "2007 Note Purchase Agreement") related to our sale of $200 million of senior, unsecured notes, designated as Series 2007A Senior Notes (the "Series 2007A Senior Notes") in a private placement transaction. The Series 2007A Senior Notes, which are guaranteed by substantially all of our subsidiaries, were sold at par and issued in four tranches on October 2, 2007. On February 5, 2009, we repurchased $93.0 million in principal of the Series 2007A Senior Notes for $88.3 million. Following the repurchase, the amounts outstanding for each of the four tranches are as follows:

	Principal	Maturity Date	Interest Rate
Tranche A	$ 9.5 million	October 2, 2014	6.08%
Tranche B	$ 11.0 million	October 2, 2016	6.27%
Tranche C	$ 50.0 million	October 2, 2017	6.36%
Tranche D	$ 36.5 million	October 2, 2019	6.48%

Interest for each tranche of Notes is payable semi-annually on the second day of April and the second day of October of each year until all principal is paid for the respective tranche.

Our obligations under the 2005 Note Purchase Agreement and the 2007 Note Purchase Agreement (collectively referred to as the "Note Purchase Agreements") and the Series 2005A Senior Notes and the Series 2007A Senior Notes (collectively referred to as "the Senior Notes") are equal in right of payment with all other senior, unsecured debt of the Company, including our debt under the Bank Credit Facility. The Note Purchase Agreements contain customary restrictive covenants, including covenants that place limits on our ability to encumber our assets, to incur additional debt, to sell assets, or to merge or consolidate with third parties, as well as certain cross covenants with the Bank Credit Facility. We were in compliance with all financial ratios and tests at March 31, 2010 and throughout the fiscal year.

Pursuant to a Subsidiary Guaranty Agreement, substantially all of our subsidiaries have guaranteed the punctual payment of all principal, interest, and Make-Whole Amounts (as defined in the Note Purchase Agreements) on the Senior Notes and the other payment and performance obligations of the Company contained in the Senior Notes and in the Note Purchase Agreements. We are permitted, at our option and without penalty, to prepay from time to time at least 10% of the original aggregate principal amount of the

Senior Notes at 100% of the principal amount to be prepaid, together with interest accrued on such amount to be prepaid to the date of payment, plus a Make-Whole Amount. The Make-Whole Amount is computed by discounting the remaining scheduled payments of interest and principal of the Senior Notes being prepaid at a discount rate equal to the sum of 50 basis points and the yield to maturity of U.S. treasury securities having a maturity equal to the remaining average life of the Senior Notes being prepaid.

Bank Debt -

We entered into a $350.0 million credit facility on December 16, 2004. On June 30, 2006, we amended the Bank Credit Facility (the "Bank Credit Facility") to extend the expiration date from December 2009 to June 2011, and to reduce the borrowing rates and commitment fees. Borrowings under the Bank Credit Facility are guaranteed by all major operating subsidiaries of the Company. Outstanding principal amounts on the Bank Credit Facility bear interest at a variable rate equal to LIBOR, plus an agreed margin (ranging from 55 to 150 basis points), which is to be established quarterly based upon the Company's ratio of consolidated EBITDA, which is defined as earnings before interest, taxes, depreciation and amortization, to its consolidated indebtedness. Interest payments are payable monthly or at the end of the LIBOR advance periods, which can be up to a period of six months at the option of the Company. Our Bank Credit Facility contains customary covenants that restrict our ability to incur additional debt, encumber our assets, sell assets, make or enter into certain investments, loans or guaranties and enter into sale and leaseback arrangements. The Bank Credit Facility also requires us to maintain a consolidated funded indebtedness ratio (consolidated indebtedness to earnings before interest, taxes, depreciation and amortization) of 3.5 or less and an interest coverage ratio (consolidated earnings before interest and taxes to interest expense) of at least 2.5. The Bank Credit Facility also limits our ability to make certain restricted payments, such as paying cash dividends; however, there are several exceptions to this restriction, including: (i) the Company may pay cash dividends in an aggregate amount of up to $50.0 million each fiscal year if no default exists or would result therefrom; and (ii) the Company may make restricted payments not otherwise permitted so long as no default would result therefrom and our consolidated funded indebtedness ratio does not exceed 3.0. Subsequent to our purchase of $15.0 million of our Senior Notes, we have $324.3 million of borrowings available under the Bank Credit Facility.

The Bank Credit Facility has a $25 million letter of credit facility. Under the letter of credit facility, the Company pays a fee at a per annum rate equal to the applicable margin for Eurodollar loans in effect from time to time plus a one-time letter of credit fee in an amount equal to 0.125% of the initial stated amount. At March 31, 2010, we had $7.7 million of letters of credit outstanding.

(E) Business Segments

Operating segments are defined as components of an enterprise that engage in business activities that earn revenues, incur expenses and prepare separate financial information that is evaluated regularly by our chief operating decision maker in order to allocate resources and assess performance.

We operate in four business segments: Gypsum Wallboard, Cement, Recycled Paperboard, and Concrete and Aggregates, with Gypsum Wallboard and Cement being our principal lines of business. These operations are conducted in the U.S. and include the mining of gypsum and the manufacture and sale of gypsum wallboard, the mining of limestone and the manufacture, production, distribution and sale of Portland cement (a basic construction material which is the essential binding ingredient in concrete), the manufacture and sale of recycled paperboard to the gypsum wallboard industry and other paperboard converters, the sale of readymix concrete and the mining and sale of aggregates (crushed stone, sand and gravel). These products are used primarily in commercial and residential construction, public construction projects and projects to build, expand and repair roads and highways.

As further discussed below, we operate five gypsum wallboard plants, including the plant temporarily idled in Bernalillo, N.M., a gypsum wallboard distribution center, four cement plants, eleven cement distribution terminals, a recycled paperboard mill, nine readymix concrete batch plant locations and two aggregates processing plant locations. The principal markets for our cement products are Texas, northern Illinois (including Chicago), the Rocky Mountains, northern Nevada, and northern California. Gypsum wallboard and recycled paperboard are distributed throughout the continental U.S. Concrete and aggregates are sold to local readymix producers and paving contractors in the Austin, Texas area and northern California.

We conduct one of our four cement plant operations, Texas Lehigh Cement Company LP in Buda, Texas, through a Joint Venture. For segment reporting purposes only, we proportionately consolidate our 50% share of the Joint Venture's revenues and operating earnings, which is consistent with the way management reports the segments within the Company for making operating decisions and assessing performance.

The Company accounts for intersegment sales at market prices. The following table sets forth certain financial information relating to the Company's operations by segment:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Revenues -			
Gypsum Wallboard	$ 210,671	$ 279,306	$ 342,550
Cement	228,475	289,436	345,223
Paperboard	90,164	116,337	133,395
Concrete and Aggregates	45,622	66,247	87,640
	574,932	751,326	908,808
Less: Intersegment Revenues	(41,589)	(57,098)	(63,645)
Less: Joint Venture Revenues	(65,438)	(95,648)	(97,140)
	$ 467,905	$ 598,580	$ 748,023

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Intersegment Revenues -			
Cement	$ 4,449	$ 6,634	$ 9,054
Paperboard	36,369	49,555	53,545
Concrete and Aggregates	771	909	1,046
	$ 41,589	$ 57,098	$ 63,645
Cement Sales Volumes (M tons) -			
Wholly-Owned	1,754	1,859	2,377
Joint Ventures	713	967	1,048
	2,467	2,826	3,425

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Operating Earnings -			
Gypsum Wallboard	$ 1,383	$ 1,190	$ 45,954
Cement	55,459	82,036	106,633
Paperboard	14,805	16,581	17,022
Concrete and Aggregates	1,835	4,595	13,075
Other, net	3,161	3,602	1,530
Sub-Total	76,643	108,004	184,214
Corporate General and Administrative	(15,886)	(16,901)	(18,756)
Earnings Before Interest and Income Taxes	60,757	91,103	165,458
Interest Expense, net	(21,460)	(28,920)	(21,074)
Earnings Before Income Taxes	$ 39,297	$ 62,183	$ 144,384
Cement Operating Earnings -			
Wholly-Owned	$ 31,302	$ 49,610	$ 72,651
Joint Ventures	24,157	32,426	33,982
	$ 55,459	$ 82,036	$ 106,633
Identifiable Assets [(1)] -			
Gypsum Wallboard	$ 466,426	$ 489,518	$ 516,706
Cement	308,606	317,555	320,869
Paperboard	149,602	154,541	174,071
Concrete and Aggregates	51,787	56,334	62,410
Corporate and Other	37,355	48,720	43,665
	$ 1,013,776	$ 1,066,668	$ 1,117,721
Capital Expenditures [(1)] -			
Gypsum Wallboard	$ 184	$ 3,717	$ 71,186
Cement	12,744	10,785	18,986
Paperboard	236	566	2,728
Concrete and Aggregates	520	994	3,820
Other, net	95	16	137
	$ 13,779	$ 16,078	$ 96,857
Depreciation, Depletion and Amortization[(1)]			
Gypsum Wallboard	$ 22,328	$ 23,016	$ 18,436
Cement	14,683	14,186	13,061
Paperboard	9,090	9,094	8,524
Concrete and Aggregates	3,975	4,033	4,021
Other, net	705	903	808
	$ 50,781	$ 51,232	$ 44,850

[(1)] Basis conforms with equity method accounting.

Segment operating earnings, including the proportionately consolidated 50% interest in the revenues and expenses of the Joint Venture, represent revenues less direct operating expenses, segment depreciation, and segment selling, general and administrative expenses. We account for intersegment sales at market prices.

Corporate assets consist primarily of cash and cash equivalents, general office assets and miscellaneous other assets.

The segment breakdown of goodwill at March 31, 2010 and 2009 is as follows:

	For the Years Ended March 31,	
	2010	2009
	(dollars in thousands)	
Cement	$ 8,359	$ 8,359
Gypsum Wallboard	116,618	116,618
Paperboard	7,538	7,538
	$ 132,515	$ 132,515

(F) Income Taxes

The provision for income taxes includes the following components:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Current Provision -			
Federal	$ 8,872	$ 13,262	$ 39,468
State	274	1,388	5,734
	9,146	14,650	45,202
Deferred Provision -			
Federal	2,493	5,373	(4,081)
State	(1,292)	396	5,495
	1,201	5,769	1,414
Provision for Income Taxes	$ 10,347	$ 20,419	$ 46,616

The effective tax rates vary from the federal statutory rates due to the following items:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Earnings Before Income Taxes	$ 39,297	$ 62,183	$ 144,384
Income Taxes at Statutory Rate	$ 13,754	$ 21,764	$ 50,534
Increases (Decreases) in Tax Resulting from -			
State Income Taxes, net	(662)	1,160	7,299
Statutory Depletion in Excess of Cost	(3,180)	(2,636)	(9,420)
Domestic Production Activities Deduction	(495)	(720)	(2,558)
Other	930	851	761
Provision for Income Taxes	$ 10,347	$ 20,419	$ 46,616
Effective Tax Rate	26%	33%	32%

The deferred income tax provision results from the following temporary differences in the recognition of revenues and expenses for tax and financial reporting purposes:

	For the Years Ended March 31,		
	2010	2009	2008
		(dollars in thousands)	
Excess Tax Depreciation and Amortization	$ 187	$ 6,981	$ 6,088
Bad Debts	27	825	(288)
Uniform Capitalization	139	90	(464)
Accrual Changes	1,493	(1,522)	(1,849)
Other	(645)	(605)	(2,073)
	$ 1,201	$ 5,769	$ 1,414

Components of deferred income taxes are as follows:

	March 31,	
	2010	2009
	(dollars in thousands)	
Items Giving Rise to Deferred Tax Liabilities -		
Excess Tax Depreciation and Amortization	$ 148,618	$ 148,431
Items Giving Rise to Deferred Tax Assets -		
Accrual Changes	(19,429)	(20,922)
Bad Debts	(1,382)	(1,409)
Uniform Capitalization	(667)	(806)
Other	(1,408)	(4,365)
Total Deferred Tax Assets	$ (22,886)	$ (27,502)

Deferred income taxes are classified in the consolidated balance sheet as follows:

	March 31,	
	2010	2009
	(dollars in thousands)	
Prepaid and Other Assets	$ -	$ 1,559
Accrued Liabilities	$ 148	$ -
Deferred Income Taxes	$ 125,584	$ 122,488

Uncertain tax positions –

We are subject to audit examinations at federal, state and local levels by tax authorities in those jurisdictions who may challenge the treatment or reporting of any return item. The tax matters challenged by the tax authorities are typically complex; therefore, the ultimate outcome of these challenges is subject to uncertainty.

Through March 31, 2007, in accordance with prior standards, we assessed the ultimate resolution of uncertain tax matters as they arose and established reserves for tax contingencies when we believed an unfavorable outcome was probable and the liability could be reasonably estimated.

Effective April 1, 2007, we adopted the provisions of FASB Topic 740-10-5, which differs from the prior standards in that it requires companies to determine that it is "more likely than not" that a tax position will be sustained by the appropriate taxing authorities before any benefit can be recorded in the financial statements.

As a result of adopting 740-10-5, we increased the tax reserves by $84.8 million, from $3.6 million to $88.4 million as of April 1, 2007, with the corresponding offset representing an increase in goodwill. As a result of the $84.8 million increase in the liability for uncertain tax positions, we recorded a $37.1 million increase in the amount of accrued interest expense as of April 1, 2007, of which $18.2 million was recorded in Accrued Liabilities and the remaining amount of $18.9 million was recorded in Other Long-term Liabilities. Our policy is to recognize accrued interest related to uncertain tax positions as a component of interest expense, and to recognize penalties as a component of income tax expense.

The increase in accrued interest expense resulted in a decrease to the April 1, 2007, balance of retained earnings.

Our uncertain tax position was $83.9 million at March 31, 2010 and 2009. There were no additions to or reductions from our uncertain tax positions during these years.

The following is a summary of the amounts of interest and penalties recognized in relation to our uncertain tax position:

	For the Years Ended March 31,		
	2010	2009	2008
	(dollars in thousands)		
Accrued interest recognized	$ 2,741	$ 4,934	$ 7,626
Accrued penalties recognized	$ 491	$ 821	$ -

None of the $83.9 million liability for uncertain tax positions as of March 31, 2010, if recognized, would impact the effective tax rate. If these tax positions were recognized, other long-term liabilities would be reduced by $38.2 million, and we would receive a refund of $45.7 million related to taxes paid during fiscal 2008 and 2010 (see Note (G) for more information). Additionally, we would reduce other long-term liabilities by $24.3 million for accrued interest and penalties on the uncertain tax positions. Since tax penalties are recognized as a component of income tax expense, future penalty accruals and resolution of uncertain tax positions will impact our effective tax rate. As of March 31, 2010, we may be assessed additional federal and state income taxes, interest and penalties for tax years 2001 through 2009.

We currently are unable to estimate the range of possible increase or decrease in uncertain tax positions that may occur within the next twelve months from the eventual outcome of the years currently under audit or appeal, and therefore cannot anticipate whether such outcome will result in a material change to our financial position or results of operations.

(G) Commitments and Contingencies

We have various litigation, commitments and contingencies in the ordinary course of business. Management believes that none of the litigation in which it or any subsidiary is currently involved is likely to have a material adverse effect on our consolidated financial condition or results of operations.

Our operations and properties are subject to extensive and changing federal, state and local laws, regulations and ordinances governing the protection of the environment, as well as laws relating to worker health and workplace safety. We carefully consider the requirements mandated by such laws and regulations and have procedures in place at all of our operating units to monitor compliance. Any matters which are identified as potential exposures under these laws and regulations are carefully reviewed by management to determine our potential liability. Although management is not aware of any exposures, other than the item listed below, which would require an accrual under generally accepted accounting principles, there can be no assurance that prior or future operations will not ultimately result in violations, claims or other liabilities associated with these regulations.

The Internal Revenue Service (the "IRS") completed the examination of our federal income tax returns for all of the fiscal years ended March 31, 2001 through 2006. The IRS issued Exam Reports and Notices of Proposed Adjustment on November 9, 2007 for the examination of the 2001, 2002 and 2003 tax years, and on February 5, 2010 for the examination of the 2004, 2005 and 2006 tax years, in which it proposes to deny certain depreciation deductions claimed by us with respect to assets acquired by us from Republic Group LLC in November 2000 (the "Republic Assets").

If sustained, the adjustment proposed by the IRS would result in additional federal income taxes owed by us of approximately $59.3 million, plus penalties of $14.3 million and applicable interest for the audits of the fiscal years ended March 31, 2001 through 2006. Moreover, for taxable years subsequent to fiscal 2006, we also claimed depreciation deductions with respect to the Republic Assets, as originally recorded. If challenged on the same basis as set forth in the Notices of Proposed Adjustment, additional federal income taxes of approximately $8.0 million, plus applicable interest and possible civil penalties for the years through March 31, 2009, could be asserted by the IRS for those periods. Also, additional state income taxes, interest, and civil penalties of approximately $16.4 million would be owed by us for the fiscal years under exam and subsequent taxable years through March 31, 2009 if the IRS' position is sustained. See Note (F) for more information on the potential impact of open tax years.

On December 7, 2007, we filed an administrative appeal of the IRS's proposed adjustments for the years 2001, 2002 and 2003. We completed our IRS Appeals effort in late August 2009 and we were unable to resolve the case. We then went to IRS Post Appeals Mediation on March 3, 2010 and were again unsuccessful in resolving the case. We expect to receive a statutory notice of deficiency (a 90 day letter) from the IRS for all of the fiscal years ended March 31, 2001 through 2006 in the near future. We intend to vigorously contest the adjustments in court.

We paid the IRS a deposit of approximately $45.8 million during November 2007 for the years ended March 31, 2001, 2002 and 2003, which is comprised of $27.6 million in federal income taxes, $5.7 million for penalties and $12.5 million for interest. During March 2010, we paid the IRS an additional deposit $29.3 million for the years ended March 31, 2004, 2005 and 2006, which is comprised of $18.1 million in federal income taxes, $3.7 million for penalties and $7.5 million for interest. These deposits were made to avoid additional imposition of the large corporate tax underpayment interest rates. In the event we reach a settlement with the IRS through the appeals process or in the courts, we will reverse any accrued interest and penalties in excess of the negotiated settlement through the Consolidated Statement of Earnings. In the event we are unable to reach a settlement, we believe we have a substantial basis for our tax position, and intend to vigorously contest the proposed adjustment in court. At this time, we are unable to predict with certainty the ultimate outcome or how much of the amounts paid for tax, interest, and penalties to the IRS and state taxing authorities will be recovered, if any.

We have certain deductible limits under our workers' compensation and liability insurance policies for which reserves are established based on the undiscounted estimated costs of known and anticipated claims.

We have entered into standby letter of credit agreements to secure funding obligation on retentions relating to workers' compensation and auto and general liability self-insurance. At March 31, 2010, we had contingent liabilities under these outstanding letters of credit of approximately $7.7 million.

The following table compares insurance accruals and payments for our operations:

	For the Years Ended March 31,	
	2010	2009
	(dollars in thousands)	
Accrual Balances at Beginning of Period	$ 5,665	$ 5,673
Insurance Expense Accrued	3,834	3,852
Payments	(3,115)	(3,860)
Accrual Balance at End of Period	$ 6,384	$ 5,665

We are currently contingently liable for performance under $8.8 million in performance bonds required by certain states and municipalities, and their related agencies. The bonds are principally for certain reclamation obligations and mining permits. We have indemnified the underwriting insurance company against any exposure under the performance bonds. In our past experience, no material claims have been made against these financial instruments.

In the ordinary course of business, we execute contracts involving indemnifications that are standard in the industry and indemnifications specific to a transaction such as the sale of a business. These indemnifications might include claims relating to any of the following: environmental and tax matters; intellectual property rights; governmental regulations and employment-related matters; customer, supplier, construction contractor and other commercial contractual relationships; and financial matters. While the maximum amount to which we may be exposed under such agreements cannot be estimated, it is the opinion of management that these indemnifications are not expected to have a material adverse effect on the Company's consolidated financial position or results of operations. We currently have no outstanding guarantees of third party debt.

Our paperboard operation, Republic Paperboard Company LLC ("Republic"), is a party to a long-term paper supply agreement with St. Gobain pursuant to which Republic is obligated to sell to St. Gobain at least 90% of the gypsum-grade recycled paperboard requirements for three of St. Gobain's wallboard plants. This comprises approximately 15% to 20% of Republic's current annual output of gypsum-grade recycled paperboard.

We have certain forward purchase contracts, primarily for natural gas, that expire during calendar 2010. The contracts are for approximately 25% of our expected natural gas usage.

We have certain operating leases covering manufacturing, transportation and certain other facilities and equipment. Rental expense for fiscal years 2010, 2009 and 2008 totaled $2.1 million, $1.9 million and $2.2 million, respectively. Minimum annual rental commitments as of March 31, 2010, under noncancellable leases are set forth as follows (dollars in thousands):

Fiscal Year	Amount
2011	$ 1,314
2012	$ 445
2013	$ 118
2014	$ 84
2015	$ 76
Thereafter	$ 9,822

(H) Hedging Activities

We do not use derivative financial instruments for trading purposes, but have utilized them in the past to convert a portion of our variable-rate debt to fixed-rate debt and to manage our fixed to variable-rate debt ratio. All derivatives, whether designated in hedging relationships or not, are required to be recorded on the balance sheet at fair value. If the derivative is designated as a cash flow hedge, the effective portions of changes in the fair value of the derivative are recorded in other comprehensive income (loss) and are recognized in the statement of earnings when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are immediately recognized in earnings.

(I) Stock Option Plans

On January 8, 2004, the Company's stockholders approved a new incentive plan (the "Plan") that combined and amended the two previously existing stock option plans. In August 2009, our shareholders approved an amendment to the Plan which, among other things, increased the number of shares available for award under the Plan by 3 million shares.

Long-Term Compensation Plans –

Options. During August 2008 and 2009, we granted options to members of the Board of Directors (the "Board of Directors Grants"). Options granted under the Board of Directors Grants vested immediately, and can be exercised from the date of grant until their expiration at the end of seven years.

In late August 2008, the Compensation Committee of the Board of Directors approved an incentive equity award to certain individuals that was earned by satisfying certain performance conditions (the "Fiscal 2009 Stock Option Grant"). The Fiscal 2009 Stock Option Grant was structured to provide short-term incentives to address the changed circumstances in the economy and our business since the issuance of the previous stock option grant in June 2007. The performance and vesting criteria for the Fiscal 2009 Stock Option Grant were based on the achievement of specified levels of earnings before interest, taxes, depreciation and amortization, as well as achievement of certain safety metrics for the nine month period ending March 31, 2009. Under the terms of the option grant, all of the stock options were earned at March 31, 2009. The options have a term of seven years, and became vested when earned. These stock options were valued at the grant date using the Black-Scholes option pricing model. We expensed the fair value of the Fiscal 2009 Stock Option Grant over the nine month period ended March 31, 2009, as adjusted for actual forfeitures.

All stock options issued during fiscal 2010 and 2009 were valued at the grant date using the Black-Scholes option pricing model. The weighted-average assumptions used in the Black-Scholes model to value the option awards in fiscal 2010 and 2009 are as follows:

	2010	2009
Dividend Yield	2.0%	2.0%
Expected Volatility	42.5%	36.0%
Risk Free Interest Rate	2.7%	3.4%
Expected Life	5.0 years	6.0 years

For the years ended March 31, 2010, 2009 and 2008, we expensed approximately $2.4 million, $7.1 million and $5.4 million, respectively. At March 31, 2010, there was approximately $3.4 million of unrecognized compensation cost related to outstanding stock options which is expected to be recognized over a weighted-average period of 4.2 years.

The following table represents stock option activity for the years presented:

	For the Years Ended March 31,					
	2010		2009		2008	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding Options at Beginning of Year	3,568,431	$ 33.32	2,787,047	$ 34.26	1,636,852	$ 19.07
Granted	138,651	$ 27.72	912,910	$ 27.84	1,457,148	$ 47.12
Exercised	(136,230)	$ 27.09	(121,228)	$ 11.01	(281,033)	$ 12.44
Cancelled	(124,400)	$ 32.83	(10,298)	$ 62.83	(25,920)	$ 34.11
Outstanding Options at End of Year	3,446,452	$ 33.97	3,568,431	$ 33.32	2,787,047	$ 34.26
Options Exercisable at End of Year	1,976,852		1,995,631		1,325,176	
Weighted Average Fair Value of Options Granted during the Year		$ 9.38		$ 9.07		$ 14.38

The following table summarizes information about stock options outstanding at March 31, 2010:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares Outstanding	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number of Shares Outstanding	Weighted Average Exercise Price
$6.80 - $8.15	144,142	0.85	$ 7.74	144,142	$ 7.74
$9.57 - $13.43	380,152	2.69	$ 12.10	380,152	$ 12.10
$21.52 - $29.08	1,189,849	4.63	$ 26.31	1,159,849	$ 26.27
$34.09 - $40.78	316,270	3.69	$ 37.83	236,670	$ 38.25
$47.53 - $62.83	1,416,039	4.32	$ 48.09	56,039	$ 61.43
	3,446,452	4.04	$ 33.97	1,976,852	$ 24.62

As of March 31, 2010 there was no aggregate intrinsic value of stock options outstanding for non-exercisable options. Aggregate intrinsic value for exercisable stock options on March 31, 2010 totaled $3.8 million.

During the year ended March 31, 2010, the total intrinsic value of options exercised was approximately $2.0 million.

Restricted Stock Units. As part of the Fiscal 2009 Stock Option Grant, the same employees receiving options also received 100,750 restricted stock units ("RSUs"). The vesting criteria for the RSUs are the same as the criteria for the Fiscal 2009 Stock Option Grant and, accordingly, all of the RSUs were earned and vested on August 21, 2009. The RSUs earned were expensed over a one year period. The value of RSUs granted in previous years is being amortized over a three year period for grants to employees and a period not to exceed ten years for grants to directors. Expense related to RSUs was approximately $0.4 million, $1.9 million and $0.5 million in fiscal years ended March 31, 2010, 2009 and 2008, respectively. At March 31, 2010 there was approximately $0.3 million of unrecognized compensation cost from restricted stock units that will be recognized over a weighted-average period of 4.9 years.

Restricted Stock. We granted 15,000 shares of restricted stock to an employee on June 10, 2008. The restricted stock was valued at approximately $0.5 million, based on the closing price of the stock on the date of the grant. During June 2009, the restrictions on 2,143 shares lapsed, and the remaining shares were forfeited. We granted an additional 30,000 shares of restricted stock on August 21, 2009. The restricted stock was valued at approximately $0.8 million, based on the closing price of the stock on the date of the grant. The restrictions lapse in annual increments over a five-year period, with the expense recognized ratably over the same five-year period.

Shares available for future stock option, restricted stock and restricted stock unit grants were 3,264,690 at March 31, 2010.

(J) Net Interest Expense

The following components are included in interest expense, net:

	For the Years Ended March 31,		
	2010	2009	2008
	(dollars in thousands)		
Interest Income	$ (41)	$ (447)	$ (1,075)
Interest Expense	18,414	23,937	18,851
Interest Expense – IRS	2,741	4,934	7,626
Interest Capitalized	-	-	(4,788)
Other Expenses	346	496	460
Interest Expense, net	$ 21,460	$ 28,920	$ 21,074

Interest income includes interest on investments of excess cash. Components of interest expense primarily include interest associated with the Bank Credit Facility the Senior Notes, and commitment fees based on the unused portion of the Bank Credit Facility. Interest expense – IRS is comprised of interest charges related to our unrecognized tax benefits for both federal and state purposes. Other expenses include amortization of debt issue costs and costs associated with the Bank Credit Facility and the Senior Notes. Capitalized interest relates to our construction of a gypsum wallboard facility in Georgetown, South Carolina during fiscal years 2007 and 2008 and was calculated by applying our average borrowing rate to the average balance of our construction in progress account. We ceased capitalizing interest upon the start-up of the plant.

(K) Fair Value of Financial Instruments

The fair value of our long-term debt has been estimated based upon our current incremental borrowing rates for similar types of borrowing arrangements. The fair value of our Senior Notes, subsequent to the repurchase of Senior Notes on April 5, 2010, as discussed in Footnote (D), is as follows:

	Fair Value (dollars in thousands)
Series 2005A Tranche A	$ 41,214
Series 2005A Tranche B	80,295
Series 2005A Tranche C	62,650
Series 2007A Tranche A	10,373
Series 2007A Tranche B	11,940
Series 2007A Tranche C	54,042
Series 2007A Tranche D	39,020

All assets and liabilities which are not considered financial instruments have been valued using historical cost accounting. The carrying values of cash and cash equivalents, accounts and notes receivable, accounts payable, accrued liabilities and our Bank Credit Facility approximate their fair values due to the short-term maturities of these assets and liabilities.

(L) Pension and Profit Sharing Plans

We have several defined benefit and defined contribution retirement plans which together cover substantially all of our employees. We are not a party to any multi-employer pension plan. Benefits paid under the defined benefit plans covering certain hourly employees are based on years of service and the employee's qualifying compensation over the last few years of employment. Our funding policy is to generally contribute amounts that are deductible for income tax purposes. The annual measurement date is March 31 for the benefit obligations, fair value of plan assets and the funded status of the defined benefit plans.

The following table provides a reconciliation of the obligations and fair values of plan assets for all of our defined benefit plans over the two year period ended March 31, 2010 and a statement of the funded status as of March 31, 2010 and 2009:

	For the Years Ended March 31,	
	2010	2009
	(dollars in thousands)	
Reconciliation of Benefit Obligations -		
Benefit Obligation at April 1,	$ 18,091	$ 16,187
Service Cost - Benefits Earned During the Period	538	558
Interest Cost on Projected Benefit Obligation	1,024	1,003
Actuarial (Gain) Loss	(94)	828
Benefits Paid	(500)	(485)
Benefit Obligation at March 31,	$ 19,059	$ 18,091
Reconciliation of Fair Value of Plan Assets -		
Fair Value of Plan Assets at April 1,	$ 10,319	$ 14,082
Actual Return on Plan Assets	3,710	(3,786)
Employer Contributions	1,113	508
Benefits Paid	(500)	(485)
Fair Value of Plans at March 31,	14,642	10,319
Funded Status -		
Funded Status at March 31,	$ (4,417)	$ (7,772)
Amounts Recognized in the Balance Sheet Consist of -		
Accrued Benefit Liability	$ (4,417)	$ (7,772)
Accumulated Other Comprehensive Losses:		
Net Actuarial Loss	5,257	9,008
Prior Service Cost	155	285
Net Accumulated Other Comprehensive Losses	$ 5,412	$ 9,293

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	March 31,	
	2010	2009
	(dollars in thousands)	
Projected Benefit Obligation	$ 19,059	$ 18,091
Accumulated Benefit Obligation	$ 19,030	$ 17,945
Fair Value of Plan Assets	$ 14,642	$ 10,319

Net periodic pension cost for the fiscal years ended March 31, 2010, 2009 and 2008, included the following components:

	For the Years Ended March 31,		
	2010	2009	2008
	(dollars in thousands)		
Service Cost - Benefits Earned During the Period	$ 538	$ 558	$ 533
Interest Cost of Projected Benefit Obligation	1,024	1,003	898
Expected Return on Plan Assets	(826)	(1,118)	(1,120)
Recognized Net Actuarial Loss	774	306	130
Amortization of Prior-Service Cost	130	143	147
Net Periodic Pension Cost	$ 1,640	$ 892	$ 588

Expected benefit payments over the next five years, and the following five years under the pension plans are expected to be as follows:

Fiscal Years	Total
2011	$ 720
2012	$ 778
2013	$ 849
2014	$ 945
2015	$ 1,029
2016-2020	$ 6,309

The following table sets forth the assumptions used in the actuarial calculations of the present value of net periodic benefit cost and benefit obligations:

	March 31,		
	2010	2009	2008
Net Periodic Benefit Costs -			
Discount Rate	6.0%	6.0%	6.0%
Expected Return on Plan Assets	8.0%	8.0%	8.0%
Rate of Compensation Increase	3.5%	3.5%	3.5%

	March 31,	
	2010	2009
Benefit Obligations -		
Discount Rate	5.8%	6.0%
Rate of Compensation Increase	3.5%	3.5%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted-average rate of earnings on the portfolio over the long-term. To arrive at this rate, we developed estimates of the key components underlying capital asset returns including: market-based estimates of inflation, real risk-free rates of return, yield curve structure, credit risk premiums and equity risk premiums. As appropriate, these components were used to develop benchmark estimates of the expected long-term management approach employed by us, and a return premium was added to the weighted-average benchmark portfolio return.

The pension plans' weighted-average asset allocation at March 31, 2010 and 2009 and the range of target allocation are as follows:

	Range of Target Allocation	Percentage of Plan Assets at March 31, 2010	2009
Asset Category -			
Equity Securities	40 – 60%	60%	70%
Debt Securities	35 – 60%	35%	30%
Other	0 – 5%	5%	-
Total		100%	100%

Our pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the interaction between both the assets and liabilities of the plan. These strategies consider not only the expected risk and returns on plan assets, but also the detailed actuarial projections of liabilities as well as plan-level objectives such as projected contributions, expense and funded status.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations have been determined after giving consideration to the expected returns of each asset class, the expected variability or volatility of the asset class returns over time, and the complementary nature or correlation of the asset classes within the portfolio. We also employ an active management approach for the portfolio. Each asset class is managed by one or more external money managers with the objective of generating returns, net of management fees that exceed market-based benchmarks. None of the plans hold any EXP stock.

Based on our current actuarial estimates, we anticipate making contributions of approximately $1.0 to $1.5 million to our defined benefit plans for fiscal year 2010.

The fair values of our defined benefit plans' consolidated assets by category as of March 31, 2010 were as follows:

	March 31, 2010	2009
	(dollars in thousands)	
Equity Securities	$ 8,684	$ 6,238
Fixed Income Securities	5,011	3,443
Real Estate Funds	226	-
Commodity Linked Funds	204	622
Cash Equivalents	517	16
Total	$ 14,642	$ 10,319

The fair values of our defined benefit plans' consolidated assets were determined using the fair value hierarchy of inputs described in Note (A). The fair values by category of inputs as of March 31, 2010 were as follows:

Asset Categories	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
		(dollars in thousands)		
Equity Securities [(a)]	$ 8,684	$ -	$ -	$ 8,684
Fixed Income Securities [(b)]	5,011	-	-	5,011
Real Estate Funds	226	-	-	226
Commodity Linked Funds	204	-	-	204
Cash Equivalents	300	217	-	517
	$ 14,425	$ 217	$ -	$ 14,642

(a) These funds are maintained by an investment manager and are primarily invested in indexes..

(b) Primarily consists of investments in institutional funds that invest in fixed income securities.

We also provide a profit sharing plan, which covers substantially all salaried and certain hourly employees. The profit sharing plan is a defined contribution plan funded by employer discretionary contributions and also allows employees to contribute on an after-tax basis up to 10% of their base annual salary. Employees are fully vested to the extent of their contributions at all times. Employees become fully vested in our contributions over a seven year period for contributions made prior to 2007, and over a six year period for contributions made beginning in 2007. Costs relating to the employer discretionary contributions for our contribution plan totaled $1.7 million, $3.3 million and $3.0 million in fiscal years 2010, 2009 and 2008, respectively.

Employees who became employed by us as a result of a previous transaction are provided benefits substantially comparable to those provided under the seller's welfare plans. These welfare plans included the seller's 401(k) plan which included employer matching percentages. As a result, we made matching contributions to its 401(k) plan totaling $0.1 million for these employees during each of the fiscal years 2010, 2009 and 2008.

(M) Stockholders' Equity

On January 8, 2004, our stockholders approved an amendment to our certificate of incorporation to increase the authorized number of shares of capital stock that we may issue from 50,000,000 shares of common stock and 2,000,000 shares of preferred stock to 100,000,000 shares of common stock and 5,000,000 shares of preferred stock. The amendment to the Certificate of Incorporation became effective on January 30, 2004. Our Board of Directors designated 40,000 shares of preferred stock for use in connection with the Rights Agreement discussed below.

Effective February 2, 2004, we entered into a Rights Agreement as amended and restated on April 11, 2006 (as amended and restated, "Rights Agreement") that was approved by stockholders at the Special Meeting of Stockholders held on January 8, 2004. In connection with the Rights Agreement, the Board authorized and declared a dividend of one right per share of common stock (the "Common Stock"). The Rights entitle our stockholders to purchase Common Stock (the "Rights") in the event certain efforts are made to acquire control of the Company. There are no separate certificates or market for the Rights.

The Rights are represented by and trade with our Common Stock. The Rights will separate from the Common Stock upon the earlier of: (1) a public announcement that a person has acquired beneficial ownership of shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding, or (2) the commencement of a tender or exchange offer that would result in a person beneficially owning shares of Common Stock representing in the aggregate 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding. Should either of these conditions be met and the Rights become exercisable, each Right will entitle the holder to buy 1/1,000th of a share of our Preferred Stock at an exercise price of $140.00. Each 1/1,000th of a share of the Preferred Stock will essentially be the economic equivalent of three shares of Common Stock.

Under certain circumstances, the Rights entitle the holders to buy our stock or shares of the acquirer's stock at a 50% discount. The Rights may be redeemed by us for $0.001 per Right at any time prior to the first public announcement of the acquisition of beneficial ownership of shares of Common Stock representing 15% or more of the total number of votes entitled to be cast generally by the holders of Common Stock then outstanding. If not redeemed, the Rights will expire on January 7, 2014.

(N) Quarterly Results (unaudited)

	For the Years Ended March 31,		
	2010 As reported	2010 As adjusted	2009 Actual
	(dollars in thousands, except per share data)		
First Quarter -			
Revenues	$ 127,892		$ 176,803
Earnings Before Income Taxes	17,193		10,932
Net Earnings	11,920		7,830
Diluted Earnings Per Share	0.27		0.18
Second Quarter -			
Revenues	138,185	138,185	178,934
Earnings Before Income Taxes	17,490	14,942	22,244
Net Earnings	12,194	10,422	15,645
Diluted Earnings Per Share	0.28	0.24	0.36
Third Quarter -			
Revenues	104,639		137,829
Earnings Before Income Taxes	5,467		16,550
Net Earnings	4,684		11,259
Diluted Earnings Per Share	0.11		0.26
Fourth Quarter -			
Revenues	117,192		108,859
Earnings Before Income Taxes	1,695		12,457
Net Earnings	1,924		7,030
Diluted Earnings Per Share	$ 0.06		$ 0.16

Due to improved operational efficiencies and reduced costs at our Mountain Cement facility, we withdrew our permit application with the Wyoming Department of Environmental Quality in September 2009. During the fourth quarter it was noted that deferred costs of approximately $2.5 million associated with this permit application had not been expensed during our second quarter, at the time the permit application was withdrawn. Accordingly, we have adjusted our second quarter results to reflect the permit application withdrawal in the proper quarter.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Eagle Materials Inc.

We have audited the accompanying consolidated balance sheets of Eagle Materials Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of earnings, cash flows and stockholders' equity, for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Eagle Materials Inc. and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated May 27, 2010 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG

Dallas, Texas
May 27, 2010

Texas Lehigh Cement Company LP

Statements of Operations

	Year ended December 31,		
	2009	**2008**	**2007**
Net sales	$ 124,288,747	$ 189,111,196	$ 177,340,557
Cost of goods sold	70,669,128	115,934,362	105,717,188
Gross margin	53,619,619	73,176,834	71,623,369
Selling, general, and administrative expenses	2,897,854	5,079,855	4,719,573
Operating income	50,721,765	68,096,979	66,903,796
Interest and other income	335,956	801,063	811,284
Equity in loss of joint venture	(1,873)	(3,311)	(63,128)
Texas margin tax	(492,948)	(695,723)	(703,000)
Net income	$ 50,562,900	$ 68,199,008	$ 66,948,952

See notes to financial statements.

Texas Lehigh Cement Company LP

Balance Sheets

	December 31, 2009	December 31, 2008
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,634,212	$ 6,399,572
Receivables:		
Trade accounts receivable, net of allowance for doubtful accounts and discounts of $537,200 and $938,071	17,495,900	21,688,271
Inventories:		
Cement	2,814,526	3,926,033
Raw materials and materials-in-process	4,587,441	3,882,046
Parts and supplies	11,608,791	10,510,102
	19,010,758	18,318,181
Prepaid assets	893,389	901,289
Total current assets	39,034,259	47,307,313
Property, plant, and equipment:		
Land, including quarry	3,752,219	3,752,219
Cement plant	104,853,887	103,854,819
Mobile equipment and other	4,700,141	4,696,930
Furniture and fixtures	421,025	554,783
Construction-in-progress	527,648	342,640
	114,254,920	113,201,391
Less accumulated depreciation and depletion	(97,596,105)	(94,551,966)
	16,658,815	18,649,425
Investment in joint venture	20,592,224	23,294,097
Note receivable	742,164	798,020
Total assets	$ 77,027,462	$ 90,048,855
LIABILITIES AND PARTNERS' CAPITAL		
Current liabilities:		
Accounts payable	$ 4,110,536	$ 6,900,035
Accrued liabilities	7,001,792	9,188,927
Due to affiliates	134,434	161,929
Total liabilities	11,246,762	16,250,891
Commitments and contingencies	-	-
Partners' capital:		
General Partners' Capital:		
TLCC GP LLC	65,781	73,798
Lehigh Portland Holdings, LLC	65,781	73,798
Limited Partners' Capital:		
TLCC LP LLC	32,824,569	36,825,184
Lehigh Portland Investments, LLC	32,824,569	36,825,184
Total partners' capital	65,780,700	73,797,964
Total liabilities and partners' capital	$ 77,027,462	$ 90,048,855

See notes to financial statements.

Texas Lehigh Cement Company LP

Statements of Changes in Partners' Capital

	General Partners' Capital		Limited Partners' Capital		
	TLCC GP LLC	**Lehigh Portland Holdings, LLC**	**TLCC LP LLC**	**Lehigh Portland Investments, LLC**	**Total**
Balance at December 31, 2006 (unaudited)	$ 84,439	$ 84,439	$ 42,135,067	$ 42,135,067	$ 84,439,012
Net income for the year	66,949	66,949	33,407,527	33,407,527	66,948,952
Other comprehensive loss	(18)	(18)	(9,003)	(9,003)	(18,042)
Distribution of earnings	(74,000)	(74,000)	(36,926,000)	(36,926,000)	(74,000,000)
Balance at December 31, 2007	77,370	77,370	38,607,591	38,607,591	77,369,922
Net income for the year	68,199	68,199	34,031,305	34,031,305	68,199,008
Other comprehensive loss	(1,271)	(1,271)	(634,212)	(634,212)	(1,270,966)
Distribution of earnings	(70,500)	(70,500)	(35,179,500)	(35,179,500)	(70,500,000)
Balance at December 31, 2008	73,798	73,798	36,825,184	36,825,184	73,797,964
Net income for the year	50,563	50,563	25,230,887	25,230,887	50,562,900
Other comprehensive gain	420	420	209,498	209,498	419,836
Distribution of earnings	(59,000)	(59,000)	(29,441,000)	(29,441,000)	(59,000,000)
Balance at December 31, 2009	$ 65,781	$ 65,781	$ 32,824,569	$ 32,824,569	$ 65,780,700

See notes to financial statements.

Texas Lehigh Cement Company LP

Statements of Cash Flows

	Year ended December 31,		
	2009	**2008**	**2007**
CASH FLOWS FROM OPERATING ACTIVITIES			
Net income	$ 50,562,900	$ 68,199,008	$ 66,948,952
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and depletion	3,585,216	4,121,831	4,705,343
Gain on sales of equipment	(3,925)	(157,177)	(10,727)
Equity in loss of unconsolidated joint venture	1,873	3,311	63,128
Changes in assets and liabilities:			
Trade accounts receivable	4,192,371	2,020,422	(4,229,503)
Notes receivable	55,856	(315,583)	11,769
Inventories	(692,577)	(4,463,453)	2,400,804
Prepaid assets	7,900	(85,805)	157,118
Accounts payable	(2,789,499)	(906,320)	1,740,047
Accrued liabilities and due to affiliates	(1,794,794)	704,036	1,266,924
Net cash provided by operating activities	53,125,321	69,120,270	73,053,855
CASH FLOWS FROM INVESTING ACTIVITIES			
Additions to property, plant, and equipment	(1,597,456)	(1,566,666)	(449,944)
Distributions from joint venture	2,700,000	1,200,000	-
Proceeds from sale of equipment	6,775	686,825	12,755
Net cash provided by (used in) investing activities	1,109,319	320,159	(437,189)
CASH FLOWS FROM FINANCING ACTIVITIES			
Distributions of earnings	(59,000,000)	(70,500,000)	(74,000,000)
Net cash used in financing activity	(59,000,000)	(70,500,000)	(74,000,000)
Net decrease in cash and cash equivalents	(4,765,360)	(1,059,571)	(1,383,334)
Cash and cash equivalents at beginning of year	6,399,572	7,459,143	8,842,477
Cash and cash equivalents at end of year	$ 1,634,212	$ 6,399,572	$ 7,459,143

See notes to financial statements.

(A) Organization

Texas Lehigh Cement Company ("Texas Lehigh"), a Texas general partnership, was formed June 27, 1986 to operate a cement plant near Austin, Texas. Texas Lehigh was a fifty-fifty joint venture between Texas Cement Company (TCC), a wholly owned subsidiary of Eagle Materials, Inc. (EXP, formerly known as Centex Construction Products, Inc.), and Lehigh Portland Cement Company (Lehigh). On October 1, 2000, the existing Texas general partnership was converted to a Texas limited partnership. Subsequent to the limited partnership formation, TCC and Lehigh each contributed a 0.1% interest to a general partner, TLCC GP LLC and Lehigh Portland Holdings, LLC, and a 49.9% interest to a limited partner, TLCC LP LLC and Lehigh Portland Investments, LLC. The conversion and subsequent contributions were done to afford the former partners additional liability protection. Texas Lehigh Cement Company LP continues to do business as "Texas Lehigh Cement Company."

TCC's initial capital contribution consisted of a cement plant and related real property located in Buda, Texas; four distribution terminals; various operating agreements, licenses, and excavation rights; and net working capital as specified in the joint venture agreement. Lehigh's initial capital contribution consisted of a distribution terminal and related operating agreements, licenses, inventory, and cash.

In September 2006, Texas Lehigh paid $24.5 million for a 15% interest in Houston Cement Company ("HCC"), a joint venture. HCC operates two terminals in Houston, Texas. Under the terms of the joint venture agreement, Texas Lehigh is entitled to sell up to 495,000 tons from the terminals each year.

Due to a number of factors, namely the shared risks and rights under the joint venture agreement, Texas Lehigh accounts for its investment in HCC using the equity method.

We evaluated all events or transactions that occurred after December 31, 2009 up through May 27, 2010, the date we issued these financial statements. During this period, we did not have any material recognizable subsequent events.

(B) Significant Accounting Policies

Cash and Cash Equivalents-

Cash and cash equivalents include investments with original maturities of three months or less. The carrying amount approximates fair value due to the short maturity of those investments.

Inventories-

Inventories are valued at the lower of average cost or market. Cement and materials-in-process include materials, labor, and manufacturing overhead.

Concentration of Risk -

One customer accounted for 16.1%, 17.5% and 12.8% of cement sales for 2009, 2008 and 2007, respectively, and 13.3% and 16.8% of accounts receivable at December 31, 2009 and 2008, respectively.

Notes Receivable -

The note receivable to Texas Lehigh is secured by liens on various pieces of equipment and bears interest at LIBOR plus 3%, which was approximately 4.7% and 6.6% at December 31, 2009 and 2008, respectively. The note is scheduled to mature in August 2011.

Property, Plant, and Equipment -

Property, plant, and equipment are stated at cost. Texas Lehigh's policy is to capitalize renewals and betterments and to expense repairs and maintenance when incurred. The cost and related accumulated depreciation of assets sold or retired are removed from the financial statements, and any gain or loss is recorded in interest and other income on the statement of operations. Texas Lehigh periodically evaluates whether current events or circumstances indicate that the carrying value of its depreciable assets may not be recoverable. At December 31, 2009 and 2008, management believes no events or circumstances indicate that the carrying value may not be recoverable.

Depreciation and Depletion-

Depreciation is computed on a straight-line basis over the estimated useful lives of the related assets, which are as follows:

Cement plant	5 to 30 years
Mobile equipment and other	2 to 10 years

Raw material deposits are depleted as such deposits are extracted for production utilizing the units-of-production method.

Revenue Recognition -

Revenue from the sale of cement is recognized when title and ownership are transferred upon shipment to the customer.

Federal Income Taxes -

No federal income taxes are payable by Texas Lehigh, and none have been provided for in the accompanying financial statements. The partners include their respective share of Company income or loss in their tax returns. Texas Lehigh is subject to Texas margin tax on its income earned in Texas.

Texas Lehigh's tax return and the amount of allocable Company income or losses are subject to examination by federal and state taxing authorities. If such examinations result in changes to Company income or losses, the tax liability of the partners could be changed accordingly. No such examinations are presently in process.

Shipping and Handling Fees and Costs -

Texas Lehigh classifies its freight revenue as sales and freight cost as cost of goods sold, respectively. Approximately $6,500,532, $9,983,446 and $8,834,655 were classified as cost of goods sold in 2009, 2008 and 2007, respectively.

Use of Estimates-

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Comprehensive Income -

A summary of comprehensive income for the years ended December 31, 2009, 2008 and 2007 is presented below:

	Year ended December 31,		
	2009	2008	2007
Net income	$ 50,562,900	$ 68,199,008	$ 66,948,952
Other comprehensive income:			
Actuarial changes	419,836	(1,270,966)	(18,042)
Comprehensive income	$ 50,982,736	$ 66,928,042	$ 66,930,910

As of December 31, 2009, Texas Lehigh has an accumulated comprehensive loss of $1,813,869 in connection with recognizing the difference between the fair value of the pension assets and the projected benefit obligation. This amount is excluded from earnings and reported in a separate component of partners' capital as "Other Comprehensive Gain".

Fair Value Measures

Certain assets and liabilities are required to be recorded at fair value. The estimated fair values of those assets and liabilities have been determined using market information and valuation methodologies. Changes in assumptions or estimation methods could affect the fair value estimates. However, we do not believe any such changes would have a material impact on our financial condition, results of operations or cash flows. There are three levels of inputs that may be used to measure fair value:

Level 1 – Quoted prices for identical assets and liabilities in active markets.

Level 2 – Quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data; and

Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets and liabilities. This includes certain pricing models, discounted cash flow methodologies and similar techniques that use significant unobservable inputs.

(C) Accrued Liabilities

Accrued liabilities at December 31, 2009 and 2008 consist of the following:

	Year ended December 31,	
	2009	2008
Payroll and incentive compensation	$ 2,069,470	$ 3,597,988
Benefits and insurance	1,564,404	1,649,817
Property taxes	1,499,633	1,501,250
Other	1,868,285	2,439,872
	$ 7,001,792	$ 9,188,927

(D) Purchased Cement

Texas Lehigh purchases cement for resale primarily in the Houston, Texas market. Sales of purchased cement were approximately $15,670,265, $61,587,087 and $52,865,877, and cost of sales was approximately $15,166,462, $56,773,370 and $47,450,765 for 2009, 2008 and 2007, respectively.

(E) Pension and Profit Sharing Plans

Texas Lehigh provides a profit sharing plan, a defined contribution plan ("401(k) plan") and a noncontributory defined benefit pension plan, which together covers substantially all employees and provides specified benefits to qualified employees. Texas Lehigh is not a party to any multi-employer pension plan. Benefits paid under the defined benefit plan cover hourly employees and are based on years of service and the employee's qualifying compensation over the last few years of employment. Texas Lehigh's funding policy is to generally contribute amounts that are deductible for income tax purposes.

The annual measurement date is December 31 for the benefit obligations, fair value of plan assets and the funded status of the defined benefit plan.

The following table provides a reconciliation of the defined benefit pension plan obligations and fair value of plan assets over the two-year period ended December 31, 2009 and a statement of the funded status as of December 31, 2009 and 2008:

	Year ended December 31,	
	2009	2008
Reconciliation of Benefit Obligations		
Benefit obligation at January 1	$ 4,107,101	$ 3,680,372
Service cost	153,512	138,718
Interest cost on projected benefit obligation	238,472	216,770
Actuarial gain (loss)	82,297	146,116
Benefits paid	(76,521)	(74,875)
Benefit obligation at December 31	4,504,861	4,107,101
Reconciliation of Fair Value of Plan Assets		
Fair value of plan assets at January 1	2,541,874	3,533,066
Actual return on plan assets	489,820	(916,317)
Employer contributions	283,830	0
Benefits paid	(76,521)	(74,875)
Fair value of plan assets at December 31	$ 3,239,003	$ 2,541,874
Funded status at December 31	$ (1,265,858)	$ (1,565,227)

	December 31,	
	2009	2008
Amounts Recognized in the Balance Sheet Consist of		
Accrued Benefit Liability	$ (1,265,858)	$ (1,565,227)
Accumulated Other Comprehensive Loss:		
Net Actuarial Loss	1,745,052	2,143,100
Prior Service Cost	68,817	90,605
Net Accumulated Other Comprehensive Income	$ 1,813,869	$ 2,233,705

Information for pension plans with an accumulated benefit obligation in excess of plan assets:

	Year ended December 31,	
	2009	2008
Projected Benefit Obligation	$ 4,504,861	$ 4,107,101
Accumulated Benefit Obligation	$ 4,484,717	$ 4,082,404
Fair Value of Plan Assets	$ 3,239,003	$ 2,541,874

Net periodic pension cost for the fiscal years ended December 31, 2009, 2008 and 2007 included the following components:

	Year ended December 31,		
	2009	2008	2007
Service cost – benefits earned during the period	$ 153,512	$ 138,718	$ 133,683
Interest cost of projected benefit obligation	238,472	216,770	202,793
Expected return on plan assets	(208,424)	(279,726)	(255,770)
Recognized net actuarial loss	198,949	49,404	49,844
Amortization of prior-service cost	21,788	21,788	21,788
Net periodic pension cost	$ 404,297	$ 146,954	$ 152,338

Expected benefit payments over the next five years, and the following five years under the pension plan are expected to be as follows:

2010	$ 93,386
2011	96,793
2012	96,243
2013	108,527
2014	143,268
2015 – 2019	$ 984,717

The following table sets forth the rates used in the actuarial calculations of the present value of benefit obligations and the rate of return on plan assets:

	Year ended December 31,		
	2009	2008	2007
Assumptions used to determine benefit obligations at the annual measurement date were:			
Obligation discount rate	5.75%	5.75%	6.00%
Compensation increase rate	4.00%	4.00%	4.00%
Assumptions used to determine net periodic benefit costs were:			
Obligation discount rate	5.75%	6.00%	6.00%
Long-term rate of return on plan assets	8.00%	8.00%	8.00%
Compensation increase rate	4.00%	4.00%	4.00%

The expected long-term rate of return on plan assets is an assumption reflecting the anticipated weighted average rate of earnings on the portfolio over the long-term. To arrive at this rate, Texas Lehigh developed estimates of the key components underlying capital asset returns including: market-based estimates of inflation, real risk-free rates of return, yield curve structure, credit risk premiums and equity risk premiums. As appropriate, these components were used to develop benchmark estimates of expected long-term rates of return for each asset class, which were portfolio weighted.

The pension plan weighted-average asset allocation at year-end 2009 and 2008 and the range of target follows:

	Range of Target Allocation	Percentage of Plan Assets at Year-End	
		2009	2008
Asset category:			
Equity securities	40-60%	60%	61%
Debt securities	35-60%	37%	37%
Other	0-5%	3%	2%
Total		100%	100%

Texas Lehigh's pension investment strategies have been developed as part of a comprehensive asset/liability management process that considers the interaction between both the assets and liabilities of the plan. These strategies consider not only the expected risks and returns on plan assets, but also the detailed actuarial projections of liabilities as well as plan-level objectives such as projected contributions, expense and funded status.

The principal pension investment strategies include asset allocation and active asset management. The range of target asset allocations have been determined after giving consideration to the expected returns of each asset class, the expected variability or volatility of the asset class returns over time, and the complementary nature or correlation of the asset classes within the portfolio. Texas Lehigh also employs an active management approach for the portfolio. Each asset class is managed by one or more external money managers with the objective of generating returns, net of management fees that exceed market-based benchmarks.

Based on current actuarial estimates, Texas Lehigh anticipates making contributions of approximately $450,000 to the pension plan during 2010.

The fair values of our defined benefit plans' consolidated assets by category as of December 31, 2009 were as follows:

	December 31,	
	2009	2008
Equity Securities	$ 1,962,955	$ 1,551,205
Fixed Income Securities	1,191,805	931,801
Cash Equivalents	84,243	58,868
Total	$ 3,239,003	$ 2,541,874

The fair values of our defined benefit plans' consolidated assets were determined using the fair value hierarchy of inputs described in Note A. The fair values by category of inputs as of December 31, 2009 were as follows:

Asset Categories	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Equity Securities [a]	$ -	$ 1,962,955	$ -	$ 1,962,955
Fixed Income Securities [a]	-	1,191,805	-	1,191,805
Cash Equivalents [a]	-	84,243	-	84,243
	$ -	$ 3,239,003	$ -	$ 3,239,003

(a) These funds are maintained by an investment manager and consist of collective funds that are not actively traded.

Texas Lehigh also provides a profit sharing plan, which covers substantially all salaried employees, and a 401(k) plan, which covers substantially all employees. Texas Lehigh matches employees' 401(k) contributions up to 4% of employees' salaries. Texas Lehigh's contributions to the profit sharing and 401(k) plans were approximately $436,342, $570,683 and $548,870 in 2009, 2008 and 2007, respectively.

(F) Related-Party Transactions

Texas Lehigh had sales to affiliates of $26,950,759, $26,767,216 and $33,713,492 in 2009, 2008 and 2007, respectively, of which approximately $3,596,201 and $2,963,356 is included in trade accounts receivable at December 31, 2009 and 2008. Texas Lehigh purchased $1,474,238, $2,519,675 and $855,067 of cement from Lehigh in 2009, 2008 and 2007, respectively, and also purchased $5,984,422, $20,819,610 and $32,454,516 of cement from HCC in 2009, 2008 and 2007, respectively. Texas Lehigh accrued $125,887 and $1,247,135 for purchased cement received from these affiliates but not paid for at December 31, 2009 and 2008, respectively.

Texas Lehigh reimburses EXP for certain expenses paid by EXP on Texas Lehigh's behalf. Total payments made to EXP for reimbursement of expenses were $2,051,460, $1,755,854 and $2,147,865 during 2009, 2008 and 2007. At December 31, 2009 and 2008, Texas Lehigh had accrued liabilities of $129,858 and $133,728, respectively, for the reimbursement of expenses paid by EXP.

(G) Commitments and Contingencies

Texas Lehigh is involved in certain legal actions arising in the ordinary course of its business. Management is of the opinion that all outstanding litigation will be resolved without material effect to the financial position or results of operations of Texas Lehigh.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Management Committee
Texas Lehigh Cement Company LP

We have audited the accompanying balance sheets of Texas Lehigh Cement Company LP (a Texas Limited partnership) as of December 31, 2009 and 2008, and the related statements of operations, changes in partners' capital, and cash flows for each of the three years in the period ended December 31, 2009. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Texas Lehigh Cement Company LP at December 31, 2009 and 2008, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

/s/ ERNST & YOUNG LLP

Dallas, Texas
May 27, 2010

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

We have established a system of disclosure controls and other procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 ("Exchange Act"), is recorded, processed, summarized and reported within the time periods specified by the SEC's rules and forms, and that such information is accumulated and communicated to management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. An evaluation of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Exchange Act) was performed as of the end of the period covered by this annual report. This evaluation was performed under the supervision and with the participation of management, including our CEO and CFO. Based upon that evaluation, our CEO and CFO have concluded that these disclosure controls and procedures were effective.

There were no changes in our internal control over financial reporting that occurred during our last fiscal quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in "Internal Control – Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in "Internal Control – Integrated Framework," our management concluded that our internal control over financial reporting was effective as of March 31, 2010. The effectiveness of our internal control over financial reporting as of March 31, 2010, has been audited by Ernst & Young LLP, an independent registered public accounting firm, as stated in their report which is included herein.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders of
Eagle Materials Inc.

We have audited Eagle Materials Inc. and subsidiaries' internal control over financial reporting as of March 31, 2010, based on criteria established in *Internal Control -- Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Eagle Materials Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Eagle Materials Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Eagle Materials Inc. and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of earnings, cash flows, and stockholders' equity for each of the three years in the period ended March 31, 2010 of Eagle Materials Inc. and our report dated May 27, 2010 expressed an unqualified opinion thereon.

/s/ERNST & YOUNG

Dallas, Texas
May 27, 2010

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Except for the information below regarding our code of ethics, the information called for by Items 10, 11, 12, 13 and 14 is incorporated herein by reference to the information included and referenced under the following captions in the Company's Proxy Statement for the Company's August 5, 2010 Annual Meeting of Stockholders (the "2010 EXP Proxy Statement"):

Items	Caption in the 2010 EXP Proxy Statement
10	Executive Officers who are not Directors
10	Election of Directors and Related Matters
10	Stock Ownership-Section 16(a) Beneficial Ownership Reporting Compliance
10	Stock Ownership – Code of Conduct
11	Executive Compensation
11	Compensation Discussion and Analysis
11	Potential Payments Upon Termination or Change of Control
12	Stock Ownership
13	Stock Ownership – Related Party Transactions
13	Election of Directors and Related Matters
14	Relationship with Independent Public Accountants

Code of Ethics. The policies comprising the Company's code of ethics (*"Eagle Ethics - A Guide to Decision - Making on Business Conduct Issues"*) will represent both the code of ethics for the principal executive officer, principal financial officer, and principal accounting officer under SEC rules, and the code of business conduct and ethics for directors, officers, and employees under NYSE listing standards. The code of ethics is published on the corporate governance section of the Company's website at www.eaglematerials.com.

Although the Company does not envision that any waivers of the code of ethics will be granted, should a waiver occur for the principal executive officer, principal financial officer, the principal accounting officer or controller, it will be promptly disclosed on our internet site. Also, any amendments of the code will be promptly posted on our internet site.

ITEM 11. EXECUTIVE COMPENSATION

See Item 10 above.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED SHAREHOLDER MATTERS

See Item 10 above.

EQUITY COMPENSATION PLANS

The following table shows the number of outstanding options and shares available for future issuance of options under the Company's equity compensation plans as of March 31, 2010. Our equity compensation plans have been approved by the Company's shareholders.

Plan Category	Incentive Plan	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans excluding securities reflected in column (a)(c)
Equity compensation plans approved by stockholders	2004	3,446,452	$ 33.97	3,264,690
Equity compensation plans not approved by shareholders		-	-	-
		3,446,452	$ 33.97	3,264,690

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

See Item 10 above.

ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

See Item 10 above.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

a) The following documents are filed as part of this Report:

(1) Financial Statements

Reference is made to the Index to Financial Statements under Item 8 in Part II hereof, where these documents are listed.

(2) Schedules

Schedules are omitted because they are not applicable or not required or the information required to be set forth therein is included in the consolidated financial statements referenced above in section (a) (1) of this Item 15.

(3) Exhibits

The information on exhibits required by this Item 15 is set forth in the Eagle Materials Inc. Index to Exhibits appearing on pages 84-87 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

EAGLE MATERIALS INC.
Registrant

May 27, 2010

/s/STEVEN R. ROWLEY
Steven R. Rowley, Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant in the capacities and on the dates indicated.

May 27, 2010

/s/STEVEN R. ROWLEY
Steven R. Rowley
President and Chief Executive Officer
(principal executive officer)

May 27, 2010

/s/D. CRAIG KESLER
D. Craig Kesler
Executive Vice President – Finance and Administration and Chief Financial Officer
(principal financial officer)

May 27, 2010

/s/ WILLIAM R. DEVLIN
William R. Devlin
Senior Vice President – Controller and Chief Accounting Officer
(principal accounting officer)

May 27, 2010

/s/F. WILLIAM BARNETT
F. William Barnett, Director

May 27, 2010

/s/ROBERT L. CLARKE
Robert L. Clarke, Director

May 27, 2010	/s/LAURENCE E. HIRSCH Laurence E. Hirsch, Director
May 27, 2010	/s/FRANK W. MARESH Frank W. Maresh, Director
May 27, 2010	/s/MICHAEL R. NICOLAIS Michael R. Nicolais, Director
May 27, 2010	/s/DAVID W. QUINN David W. Quinn, Director
May 27, 2010	/s/ RICHARD R. STEWART Richard R. Stewart, Director

INDEX TO EXHIBITS
EAGLE MATERIALS INC.
AND SUBSIDIARIES

Exhibit Number	Description of Exhibits
2.1	Amended and Restated Agreement and Plan of Merger, dated as of November 4, 2003, among Centex Corporation, Centex Construction Products, Inc. (now known as Eagle Materials Inc.) and ARG Merger Corporation filed as Exhibit 2.1 to the Company's Current Report on Form 8-K/A filed with the Securities and Exchange Commission (the "Commission") on November 12, 2003 and incorporated herein by reference.
2.2	Amended and Restated Distribution Agreement dated as of November 4, 2003 between Centex Corporation and Centex Construction Products, Inc. (now known as Eagle Materials Inc.) filed as Exhibit 2.2 to the Company's Current Report on Form 8-K/A filed with the Commission on November 12, 2003 and incorporated herein by reference.
3.1	Restated Certificate of Incorporation filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2006 and incorporated herein by reference.
3.2	Restated Certificate of Designation, Preferences and Rights of Series A Preferred Stock filed as Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the Commission on April 11, 2006 and incorporated herein by reference.
3.3	Amended and Restated Bylaws filed as Exhibit 3.3 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2007, filed with the Commission on May 29, 2007 and incorporated herein by reference.
3.4	Amendment to Amended and Restated Bylaws filed as Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the Commission on November 24, 2008 and incorporated herein by reference.
4.1*	Amended and Restated Credit Agreement dated as of December 16, 2004 among Eagle Materials Inc., the lenders party thereto, JPMorgan Chase Bank, N.A. as Administrative Agent, Bank of America, N.A. and PNC Bank, N.A. as Co-Syndication Agents, and Sun Trust Bank and Wells Fargo Bank, N.A. as Co-Documentation Agents, originally filed as Exhibit 4.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended December 31, 2005, and filed herein.
4.2	Note Purchase Agreement dated as of November 15, 2005, among the Company and the purchasers named therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on November 18, 2005 and incorporated herein by reference.
4.3	Note Purchase Agreement, dated as of October 2, 2007, among the Company and the purchasers named therein filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on October 3, 2007 and incorporated herein by reference.
4.4	Amended and Restated Rights Agreement, dated as of April 11, 2006, between Eagle Materials Inc. and Mellon Investor Services LLC, as Rights Agent, filed as Exhibit 99.1 to the Company's Registration Statement on Form 8-A/A filed with the Commission on April 11, 2006 and incorporated herein by reference.
10.2	Limited Partnership Agreement of Texas Lehigh Cement Company LP by and between Texas Cement Company and Lehigh Portland Cement Company effective as of October 1, 2000 filed as Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2001, filed with the Commission on June 27, 2001 (the "2001 Form 10-K") and incorporated herein by reference.

10.2 (a) Amendment No. 1 to Agreement of Limited Partnership by and among Texas Cement Company, TLCC LP LLC, TLCC GP LLC, Lehigh Portland Cement Company, Lehigh Portland Investments, LLC and Lehigh Portland Holdings, LLC effective as of October 2, 2000 filed as Exhibit 10.2(a) to the 2001 Form 10-K and incorporated herein by reference.

10.3 The Eagle Materials Inc. Incentive Plan, as amended and restated, filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on August 10, 2009 and incorporated herein by reference. (1)

10.3 (a) Form of Restricted Stock Unit Agreement filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on August 30, 2004 and incorporated herein by reference. (1)

10.3 (b) Form of Non-Qualified Stock Option Agreement (EBIT) filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on August 30, 2004 and incorporated herein by reference. (1)

10.3 (c) Form of Non-Qualified Stock Option Agreement (ROE) filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on August 30, 2004 and incorporated herein by reference. (1)

10.3 (d) Form of Non-Qualified Director Stock Option Agreement filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on August 30, 2004 and incorporated herein by reference. (1)

10.3(e) Form of Restricted Stock Unit Agreement filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Commission on August 9, 2005 and incorporated herein by reference. (1)

10.3(f) Form of Non-Qualified Stock Option Agreement filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, filed with the Commission on August 9, 2005 and incorporated herein by reference. (1)

10.3(g) Form of Restricted Stock Unit Agreement for Non-Employee Directors filed as Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)

10.3(h) Form of Non-Qualified Stock Option Agreement for Non-Employee Directors filed as Exhibit 10.2 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)

10.3(i) Form of Restricted Stock Unit Agreement for Senior Executives filed as Exhibit 10.3 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)

10.3(j) Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.4 to the Company's Current Report on Form 8-K filed with the Commission on August 1, 2006 and incorporated by reference herein. (1)

10.3(k) Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2007, filed with the Commission on August 7, 2007 and incorporated herein by reference. (1)

10.3(l) Form of Non-Qualified Stock Option Agreement for Senior Executives filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Commission on November 7, 2008 and incorporated herein by reference.(1)

10.3(m) Form of Restricted Stock Unit Agreement for Senior Executives filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, filed with the Commission on November 7, 2008 and incorporated herein by reference.(1)

10.3(n) Restricted Stock Agreement, dated June 10, 2008, between the Company and Mark V. Dendle filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008, filed with the Commission on August 8, 2008 and incorporated herein by reference.(1)

10.3(o) Eagle Materials Inc. Salaried Incentive Compensation Program for Fiscal Year 2010 (filed as Exhibit 10.1 to the Current Report on Form 8-K filed with the Commission on May 22, 2009, and incorporated herein by reference).(1)

10.3(p) Eagle Materials Inc. Cement Companies Salaried Incentive Compensation Program for Fiscal Year 2010 (filed as Exhibit 10.2 to the Current Report on Form 8-K filed with the Commission on May 22, 2009, and incorporated herein by reference).(1)

10.3(q) Eagle Materials Inc. Concrete and Aggregates Companies Salaried Incentive Compensation Program for Fiscal Year 2010 (filed as Exhibit 10.3 to the Current Report on Form 8-K filed with the Commission on May 22, 2009, and incorporated herein by reference). (1)

10.3(r) American Gypsum Company Salaried Incentive Compensation Program for Fiscal Year 2010 (filed as Exhibit 10.4 to the Current Report on Form 8-K filed with the Commission on May 22, 2009, and incorporated herein by reference).(1)

10.3(s) Eagle Materials Inc. Special Situation Program for Fiscal Year 2010 (filed as Exhibit 10.5 to the Current Report on Form 8-K filed with the Commission on May 22, 2009 and incorporated herein by reference.(1)

10.4 The Eagle Materials Inc. Amended and Restated Supplemental Executive Retirement Plan filed as Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2000, filed with the Commission on June 21, 2000 and incorporated herein by reference.(1)

10.4(a) First Amendment to the Eagle Materials Inc. Amended and Restated Supplemental Executive Retirement Plan, dated as of May 11, 2004, filed as Exhibit 10.4(a) to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2006, filed with the Commission on June 2, 2006 and incorporated herein by reference. (1)

10.5 Trademark License and Name Domain Agreement dated January 30, 2004 between the Company and Centex Corporation filed as Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2004, filed with the Commission on June 14, 2004 (the "2004 Form 10-K") and incorporated herein by reference.

10.6 Tax Separation Agreement dated as of April 1, 1994, among Centex, the Company and its subsidiaries filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2005, filed with the Commission on June 10, 2005 and incorporated herein by reference.

10.7 Paperboard Supply Agreement, dated May 14, 1998, by and among Republic Paperboard Company (n/k/a Republic Paperboard Company LLC), Republic Group, Inc., and James Hardie Gypsum, Inc. filed as Exhibit 10.11 to the 2001 Form 10-K and incorporated herein by reference. Portions of this Exhibit were omitted pursuant to a request for confidential treatment filed with the Office of the Secretary of the Securities and Exchange Commission.

10.8 Form of Indemnification Agreement between the Company and each of its directors filed as Exhibit 10.9 to the 2004 Form 10-K and incorporated herein by reference.

10.9 Eagle Materials Inc. Director Compensation Summary (filed as Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended September 30, 2009, filed with the Commission on November 9, 2009 and incorporated herein by reference). (1)

12.1* Computation of Ratio of Earnings to Fixed Charges.

21* Subsidiaries of the Company.

23.1* Consent of Registered Independent Public Accounting Firm – Ernst & Young LLP.

31.1* Certification of the Chief Executive Officer of Eagle Materials Inc. pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934, as amended.

31.2* Certification of the Chief Financial Officer of Eagle Materials Inc. pursuant to Rules 13a-14 and 15d-14 promulgated under the Securities Exchange Act of 1934, as amended.

32.1* Certification of the Chief Executive Officer of Eagle Materials Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

32.2* Certification of the Chief Financial Officer of Eagle Materials Inc. pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

---

* Filed herewith.

(1) Required to be identified as a management contract or a compensatory plan or arrangement pursuant to Item 15(a) (3) of Form 10-K.

TEN REASONS WHY EAGLE MATERIALS IS THE LOWEST COST PRODUCER

1. **OPERATIONAL EFFICIENCY**
   Through dedication to continual improvement of all processes

2. **LOW RAW MATERIAL COSTS**
   Through close proximity with processing combined with innovative extraction and handling technology

3. **ENERGY CONSERVATION**
   Through manufacturing innovation and co-generation

4. **LOW OVERHEAD**
   Through a flat, lean organization, high automation and controlled spending

5. **SAFE PLANTS AND SAFE PEOPLE**
   Through high expectations and sustained focus — mandatory

6. **FOCUSED PRODUCT LINE**
   Through analysis that balances market and operating considerations

7. **MINIMIZED FREIGHT COSTS**
   Through lighter-weight product technologies producing equal or better quality

8. **LOW MAINTENANCE COSTS**
   Through sustained maintenance regimes

9. **PROPRIETARY PROCESSES AND FORMULATIONS**
   Through advanced process and product engineering

10. **SMART CAPITAL INVESTMENT**
    High-returning and forward-looking investments in properly scaled operations

The term "lowest cost producer" relates to Eagle Materials' principal lines of business in its principal markets for the Company's last fiscal year.



10-YEAR AVERAGE ANNUAL RETURN ON EQUITY


20.0%
15.0%
10.0%
5.0%
0.0%
EAGLE MATERIALS
EXP (NYSE)
BEST PERFORMING PEERS

Peer group companies are major publicly-held domestic and international competitors in the Company's principal lines of business.

CORPORATE INFORMATION

BOARD OF DIRECTORS

F. William Barnett [4]
Retired Director,
McKinsey & Company

Robert L. Clarke [2, 3]
Senior Partner,
Bracewell & Giuliani, L.L.P.

Laurence E. Hirsch [1]
Chairman, Highlander Partners
Chairman, Eagle Materials Inc.

Frank W. Maresh [3, 4]
Retired Vice Chairman,
KPMG LLP

Michael R. Nicolais [2, 4]
President, Highlander Partners

David W. Quinn [3]
Retired Vice Chairman,
Centex Corporation

Steven R. Rowley [1]
President and Chief Executive
Officer, Eagle Materials Inc.

Richard R. Stewart [2]
Retired President and CEO,
GE Aero Energy

Numbers in parentheses indicate
Board Committees
(1) Executive Committee
(2) Compensation Committee
(3) Audit Committee
(4) Corporate Governance and
Nominating Committee

EAGLE MATERIALS INC.

Steven R. Rowley
President and
Chief Executive Officer

Gerald J. Essl
Executive Vice President –
Cement and Concrete/Aggregates

David B. Powers
Executive Vice President –
Gypsum

James H. Graass
Executive Vice President,
General Counsel and Secretary

D. Craig Kesler
Executive Vice President –
Administration and
Chief Financial Officer

Robert S. Stewart
Executive Vice President –
Strategy, Corporate Development
and Communication

William R. Devlin
Senior Vice President –
Chief Accounting Officer

David A. Greenblatt
Senior Vice President and
Deputy General Counsel

Kerry G. Gannaway
Vice President –
Gypsum Manufacturing

Keith W. Metcalf
Vice President –
Gypsum Sales

Dennis Tsuchida
Vice President –
Concrete and Aggregates

Rodney E. Cummickel
Vice President

Franklin D. Green
Vice President

John S. Wittmayer
Vice President

AMERICAN GYPSUM COMPANY LLC

David B. Powers
President

Kerry G. Gannaway
Senior Vice President

Keith W. Metcalf
Senior Vice President

Peter L. Bauer
Vice President

Timothy Z. Parks
Vice President

Mary Schafer
Vice President

Mike Franklin
Vice President

CENTEX MATERIALS LLC

J. David Loftis
President

Beth Pieprzica
Vice President

Doug Ferrell
Vice President

ILLINOIS CEMENT COMPANY LLC

Wayne W. Emmer
President

Kurt Ewoldt
Vice President

Thomas F. Clarke
Vice President

Frank P. Koeppel
Vice President

MATHEWS READYMIX LLC

Lloyd Burns
President

Robert Kynaston
Vice President

Brian Phillipe
Vice President

MOUNTAIN CEMENT COMPANY

David Challacomb
President

Paul Anderson
Executive Vice President

John Arellano
Vice President

NEVADA CEMENT COMPANY

Joseph P. Sells
President

George Coates
Vice President

Eric Lawrence
Vice President

REPUBLIC PAPERBOARD COMPANY LLC

Lisa McGregor
President

Wilson Blackburn
Vice President

Daniel Frenette
Vice President

Brian Sibley
Vice President

TEXAS LEHIGH CEMENT COMPANY LP

Robert Kidnew
President

R. Lee Hunter
Vice President

Jason L. Gibert
Vice President

WESTERN AGGREGATES LLC

Lloyd Burns
President

Robert Kynaston
Vice President

Brian Phillipe
Vice President

CORPORATE HEADQUARTERS

3811 Turtle Creek Blvd.
Suite 1100
Dallas, TX 75219
(214) 432-2000 (Telephone)
(214) 432-2100 (Fax)
www.eaglematerials.com

TRANSFER AGENT AND REGISTRAR

BNYMellon Shareowner Services
480 Washington Blvd.
Jersey City, NJ 07310
1-800-279-1248 (Toll-Free)

ANNUAL MEETING

The Annual Meeting of Stockholders of Eagle Materials Inc. will be held on August 5, 2010, at 8:00 a.m. at Sheraton Suites, Market Center, 2101 North Stemmons Freeway, Dallas, TX.



FSC
Mixed Sources
Product group from well-managed forests, controlled sources and recycled wood or fiber
Cert no. SCS-COC-000648
www.fsc.org
© 1996 Forest Stewardship Council

Design by Eisenberg And Associates


Eagle
Materials

3811 Turtle Creek Blvd.
Suite 1100
Dallas, TX 75219
www.eaglematerials.com


10-YEAR AVERAGE ANNUAL RETURN ON EQUITY
20.0%
15.0%
10.0%
5.0%
0.0%
EAGLE MATERIALS
EXP (NYSE)
BEST PERFORMING PEERS

Peer group companies are major publicly-held domestic and international competitors in the Company's principal lines of business.